SCHEDULE 13D
                         (Rule 13d-101)
 Information to be Included in Statements Filed Pursuant to Rule
                          13d-1(a) and
       Amendments Thereto Filed Pursuant to Rule 13d-2(a)


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*


     RightCHOICE Managed Care, Inc., a Delaware corporation
                        (Name of Issuer)


             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)


                           76657T102
                         (CUSIP Number)

               The Missouri Foundation For Health
                          P.O. Box 726
              Jefferson City, Missouri  65102-0726
            Attention: Charles W. Hatfield, Secretary
                         (573) 751-5227
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
                       and Communications)



                       November 30, 2000
     (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections
      240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
                         following box. [ ]


CUSIP No. 76657T102            13D              Page 1 of 24 Pages

1.   Names  of  Reporting Persons/I.R.S. Identification  Nos.  of
     Above Persons (Entities Only).

     The Missouri Foundation For Health
     IRS Identification No. 43-1880952

2.   Check the Appropriate Box if a Member of a Group  (a) [ ]
     (See Instructions)                                (b) [ ]

3.   SEC Use Only

4.   Source of Funds  (See Instructions)

     OO

5.   Check   if  Disclosure  of  Legal  Proceedings  Is  Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     Missouri

Number of Shares             7.    Sole Voting Power   932,964
Beneficially Owned by Each
Reporting Person With

                             8.    Shared Voting Power    Not  applicable

                             9.    Sole Dispositive Power   14,962,500

                             10.   Shared Dispositive Power   Not applicable

11.  Aggregate   Amount  Beneficially  Owned  by  Each  Reporting
     Person

     14,962,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     80.2%

14.  Type of Reporting Person  (See Instructions)

     CO



                          SCHEDULE 13D

Item 1.   Security and Issuer.

       Common Stock, par value $0.01 per share
       RightCHOICE Managed Care, Inc.
       1831 Chestnut Street
       St. Louis, Missouri  63103-2275

Item 2.   Identity and Background.

       (a)-(c):

            Name:                       The Missouri Foundation
                                        For Health
            State of Incorporation:     Missouri
            Principal Business:         to serve the needs of
                                        insured and underinsured
                                        Missourians in
                                        RightCHOICE Managed Care,
                                        Inc.'s service area
            Address (principal          P.O. Box 726
            business and principal      Jefferson City, Missouri
            office)                     65102-0726

       (d) Criminal Proceedings:       Not applicable

       (e) Civil Proceedings:          Not applicable

Item 3.   Source and Amount of Funds or Other Consideration.

       The Missouri Foundation For Health (the "Foundation") received the shares of RightCHOICE Managed Care, Inc., a Delaware corporation ("New RightCHOICE"), reported hereunder pursuant to the reorganization (the "Reorganization") of RightCHOICE Managed Care, Inc., a Missouri corporation ("Old RightCHOICE"). Old RightCHOICE reorganized pursuant to that certain Agreement and Plan of Reorganization, dated as of March 14, 2000 (the "Reorganization Agreement"), by and among Blue Cross and Blue Shield of Missouri ("BCBSMo"), Old RightCHOICE, the Foundation and New RightCHOICE. The parties entered into the Reorganization Agreement pursuant to the Amended and Restated Settlement Agreement, dated January 6, 2000 (the "Settlement Agreement"), by and among the Attorney General of the State of Missouri, the Missouri Department of Insurance, BCBSMo and Old RightCHOICE. The Settlement Agreement resolved litigation between BCBSMo and Old RightCHOICE and the State of Missouri over BCBSMo's operation of Old RightCHOICE following BCBSMo's 1994 reorganization.

       As part of the Reorganization, Old RightCHOICE merged with and into New RightCHOICE (the "Merger"). At the time of the Merger, the Foundation owned the only outstanding share of New RightCHOICE common stock. In the Merger, (i) each share of Old RightCHOICE class A common stock was converted into one share of New
       RightCHOICE common stock, (ii) each share of Old RightCHOICE class B common stock was cancelled and (iii) the one outstanding share of New RightCHOICE common stock was converted into 14,962,500 shares of New RightCHOICE common stock.

       As a result of the Reorganization, the Foundation received 14,962,500 shares of New RightCHOICE common stock, representing 80.2% of the voting power of New RightCHOICE (which is the same ownership interest, but a decreased voting interest, that BCBSMo had in Old RightCHOICE immediately prior to the Reorganization).

Item 4.   Purpose of Transaction.

       The shares of New RightCHOICE common stock were acquired by the Foundation pursuant to the Settlement Agreement and related Reorganization Agreement referred to in Item 3, above. The information included in Item 3, above, is incorporated by reference in this Item 4.

       (a) The Foundation is required to sell a portion of its shares of New RightCHOICE common stock over time under the terms of the Voting Trust and Divestiture Agreement, dated as of November 30, 2000 (the "Voting Trust Agreement"), by and among New RightCHOICE, the Foundation and Wilmington Trust Company, as trustee. The Voting Trust Agreement is attached hereto as Exhibit 1. The Voting Trust Agreement is described in Item 6, below, and such description is incorporated by reference in this
            Item 4(a).

       (b)-(j)   Not applicable.

Item 5.   Interest in Securities of the Issuer.

       (a) 14,962,500 shares of New RightCHOICE common stock, which is 80.2% of the outstanding shares in this class.

       (b) Items (7), (8), (9), and (10) on the attached cover page are incorporated herein by reference.

       (c)  The  Foundation  acquired all of the shares  reported hereunder  on  November 30, 2000 in conjunction  with
            the   consummation  of  the  Reorganization  and  the
            Merger described in Item 3, above.

       (d) Pursuant to the Voting Trust Agreement, any stock dividends paid on the shares of New RightCHOICE common stock owned by the Foundation held in the voting trust created thereunder will be subject to the voting trust as if originally deposited in the voting trust. The Voting Trust Agreement is attached hereto as Exhibit 1. The Voting Trust Agreement is described in Item 6, below, and such description is incorporated by reference in this
            Item 5(d).

       (e)  Not applicable.

Item 6.     Contracts,    Arrangements,    Understandings    or
            Relationships With Respect to Securities of the Issuer.

       New RightCHOICE and the Foundation entered into three agreements in connection with the Reorganization -- the Voting Trust Agreement, the Registration Rights Agreement and the Indemnification Agreement. These three agreements are described below and are attached as Exhibits to this Schedule.

       New RightCHOICE's Certificate of Incorporation and Bylaws also contain provisions that affect the Foundation's ownership of its shares of New RightCHOICE common stock. Portions of these documents are summarized below and are attached as Exhibits to this Schedule.

       1.   Voting Trust Agreement.

            Pursuant to the Voting Trust Agreement, 14,029,536 of the 14,962,500 shares of New RightCHOICE common stock that the Foundation received in the Merger were deposited into a voting trust. The Voting Trust Agreement is attached hereto as Exhibit 1, and the general description of the Voting Trust Agreement set forth below is qualified by reference to the text of the Voting Trust Agreement.

            Purpose

                 The  Blue Cross and Blue Shield Association (the
            "BCBSA") granted to New RightCHOICE licenses to use the Blue Cross and Blue Shield names and service marks following completion of the Reorganization only if the Foundation deposited its shares of New RightCHOICE common stock in a voting trust and agreed to sell those shares within prescribed time periods.

            Deposit of Shares

                 The  Foundation  has deposited into  the  voting
            trust 14,029,536 shares of the 14,962,500 shares of New RightCHOICE common stock that it received in the Reorganization. The terms of the voting trust significantly limit the Foundation's voting rights, and the trustee of the voting trust will vote those shares in the manner described below. In addition, the Foundation may dispose of those shares only in a manner that would not violate the ownership requirements contained in New RightCHOICE's Certificate of Incorporation and any other agreement to which the Foundation will be a party.

            Withdrawal of Shares

                 As  described  below, the Foundation  must  sell
            its shares of New RightCHOICE common stock within prescribed periods of time. In order to ensure that the Foundation is selling shares in a permitted manner, the Foundation may withdraw shares from the voting trust only in order to sell such shares and then only if:

                  * New RightCHOICE registers the shares in the name of the purchaser before the Foundation withdraws them from the voting trust,

                  * the Foundation does not sell the shares to an affiliate of the Foundation,

                  * the Foundation does not sell the shares to a person or entity that already owns shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation,

                  * the sale would not result in a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and

                  * the Voting Trust Agreement, the Registration Rights Agreement (described below) and New RightCHOICE's Certificate of Incorporation and Bylaws permit the sale.

            Voting of Shares Held in Voting Trust

                 In  general,  the  trustee of the  voting  trust
            will vote the shares of New RightCHOICE common stock owned by the Foundation and held in the voting trust as directed by the directors of New RightCHOICE, except that the Foundation will decide how to vote these shares on a merger or similar business combination proposal which would result in the then existing shareholders of New RightCHOICE owning less than 50.1% of the resulting company.

                 Specifically,  the trustee of the  voting  trust
            will  vote  all  of the Foundation's  shares  of  New
            RightCHOICE common stock held in the voting trust in the following manner:

                  * if the matter is the election of directors of New RightCHOICE, the trustee will vote the shares in favor of each nominee whose nomination has been approved by (1) a majority of the members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors,

                  * against the removal of any director of New RightCHOICE unless (1) a majority of the members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors, initiates or consents to the removal action,

                  * against any change to New RightCHOICE's Certificate of Incorporation or Bylaws unless (1) a majority of the members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors, initiates or consents to the action,

                  * as directed by the Foundation on any proposed business combination transaction that if consummated would result in the then existing New RightCHOICE shareholders, including the Foundation, owning less than 50.1% of the outstanding voting securities of the resulting entity, and

                  * on any other action, in accordance with the recommendation of the New RightCHOICE board of directors.

                 In  addition,  unless  (1)  a  majority  of  the
            members of the New RightCHOICE board of directors who were not nominated at the initiative of the Foundation or a person or entity owning shares of New RightCHOICE common stock in excess of the ownership limits contained in New RightCHOICE's Certificate of Incorporation, and (2) a majority of the entire New RightCHOICE board of directors, initiates or consents to such action, neither the Foundation nor the trustee of the voting trust may:

                  * nominate any candidate to fill any vacancy on the New RightCHOICE board of directors,

                  * call any special meeting of New RightCHOICE shareholders, or

                  * take any action that would be inconsistent with the voting requirements contained in the Voting Trust Agreement.

            Standstill

                 The  Voting  Trust Agreement provides  that  the
            Foundation may not:

               * individually, or as part of a group, acquire the right to vote or dispose of any shares of New RightCHOICE common stock or options to purchase shares of New RightCHOICE common stock other than those shares issued to it in the Reorganization, unless it receives the shares in a stock split or other similar transaction,

               * enter into any agreement with any person or entity to sell shares of New RightCHOICE common stock, except in accordance with the Voting Trust Agreement and the Registration Rights Agreement,

               * sell any of its shares of New RightCHOICE common stock to a person or entity if the person or entity already owns, or would own as a result of the sale transaction, New RightCHOICE common stock in excess of the ownership limit for the person or entity included in New RightCHOICE's Certificate of Incorporation,

               * nominate any candidate to the New RightCHOICE board of
                 directors, or

               * appoint any individual to fill a vacancy on the New
                 RightCHOICE board of directors.

            Divestiture Requirements

                 The  BCBSA requires its for-profit licensees  to
            have limitations on the ownership of their stock in order to maintain independence from the control of any single shareholder or group of shareholders. The Foundation's ownership of approximately 80% of the outstanding shares of New RightCHOICE common stock following completion of the Reorganization would ordinarily exceed the ownership limitations required by the BCBSA. The BCBSA waived the ownership limitations for the Foundation provided the Foundation satisfies a number of conditions, including selling the shares of New RightCHOICE common stock that it owns in the manner and within the time periods described below.

            Three Year Divestiture Deadline

                 The  Foundation  must sell  its  shares  of  New
            RightCHOICE common stock so that it owns less than 50% of the outstanding shares of New RightCHOICE common stock within three years following completion of the Reorganization (or November 30, 2003). This three-year period is extended day for day, up to a maximum of 365 days, for each day that the Foundation does not require New RightCHOICE to register the Foundation's shares of New RightCHOICE common stock under a demand registration under the Registration Rights Agreement because New RightCHOICE had recently effected a registration of New RightCHOICE common stock.

            Five Year Divestiture Deadline

                 In   addition   to   meeting  the   three   year
            divestiture deadline, the Foundation must sell its shares of New RightCHOICE common stock so that it owns less than 20% of the outstanding shares of New RightCHOICE common stock within five years following completion of the Reorganization (or November 30,
            2005). This five-year period is extended day for day, up to a maximum of 730 days, for each day that the Foundation does not require New RightCHOICE to register the Foundation's shares of New RightCHOICE common stock under a demand registration under the Registration Rights Agreement because New RightCHOICE had previously recently effected a registration of New RightCHOICE common stock.

            Extension of Divestiture Deadlines

                 Extension Sought by the Missouri Foundation  For Health

                 In  the  event that the Foundation  cannot  meet
            the divestiture deadlines, it may be able to obtain an extension if it receives BCBSA approval. Specifically, New RightCHOICE must extend the divestiture deadlines if:

               * the Foundation makes a good faith and reasonable
                 determination that compliance with the divestiture deadlines would have a material adverse effect on the Foundation,

               * the Foundation advises New RightCHOICE of its determination and the reasons for the determination and makes a reasonable request for an extension of the pending divestiture deadline, and

               * New RightCHOICE receives written confirmation from the BCBSA that the Foundation's request for an extension of the divestiture deadline would not cause a violation of the license agreement between New RightCHOICE and the BCBSA.


                 Extension Sought by New RightCHOICE

                 Similarly,   New  RightCHOICE  can  extend   the
            divestiture deadline for the Foundation without a prior request by the Foundation. But again, the BCBSA must approve the extension. Specifically, New RightCHOICE will extend the divestiture deadlines if:

               * New RightCHOICE makes a good faith determination that
                 compliance with the divestiture deadlines would have a material adverse effect on New RightCHOICE or any of its shareholders, other than the Foundation, and

               * New RightCHOICE receives written confirmation from the BCBSA that the extension of the divestiture deadline requested by New RightCHOICE would not cause a violation of the license agreement between New RightCHOICE and the BCBSA.

            Failure to Meet Divestiture Deadlines

                 If  the  Foundation fails to meet a  divestiture
            deadline, New RightCHOICE will arrange for the sale of those shares of New RightCHOICE common stock that the Voting Trust Agreement required the Foundation to sell in a commercially reasonable manner under the circumstances and pay the proceeds received in the sale to the Foundation, after deducting the expenses incurred by New RightCHOICE. The Foundation will pay the expenses of the sale. Until sold, the trustee of the voting trust will vote these shares of New RightCHOICE common stock in the manner required under the Voting Trust Agreement, except that the trustee will vote these shares in the exact proportion New RightCHOICE shareholders vote all shares of New RightCHOICE common stock not held in the voting trust on any change of control proposal approved by New RightCHOICE's board of directors and submitted to shareholders for approval.

            Dividends

                 The  Foundation is entitled to receive all  cash
            dividends paid on the shares of New RightCHOICE common stock held in the voting trust, after the trustee deducts its fees and expenses. Any stock dividends paid on the shares of New RightCHOICE common stock held in the voting trust will be subject to the voting trust as if originally deposited in the voting trust.

            Termination   of   Voting   Trust   and   Divestiture
            Agreement

                 The  Voting Trust Agreement will terminate  once
            the trustee receives notice from New RightCHOICE and the Foundation that the Foundation owns less than 5% of the outstanding shares of New RightCHOICE common stock. At that point, the restrictions and deadlines in the Voting Trust Agreement will no longer apply, and the Foundation will have satisfied the divestiture deadlines.

            Litigation

                 In  order to further ensure that New RightCHOICE
            will remain independent from the Foundation after the Reorganization, the Foundation may not participate in litigation against New RightCHOICE that challenges the ownership limitations and other provisions required by the BCBSA for its for-profit licensees. Specifically, the Foundation has agreed not to join as a party in any litigation that alleges that:

               * a party may not enforce any provisions of the Voting Trust
                 Agreement or New RightCHOICE's Certificate of Incorporation or Bylaws in accordance with their terms,

               * the New RightCHOICE board of directors should not enforce the provisions of New RightCHOICE's Certificate of Incorporation or Bylaws in any particular case or circumstances, or

               * the New RightCHOICE board of directors should approve or abandon any proposal concerning an extraordinary business combination involving New RightCHOICE.

                 The  Foundation may, however, participate in any
            litigation that alleges that the New RightCHOICE board of directors should solicit proposals from third parties or initiate a bidding process for the acquisition of New RightCHOICE.

            Acquisition Proposals

                 The  Voting  Trust Agreement provides  that  the
            Foundation may not solicit or encourage inquires or proposals with respect to, or provide any confidential information to or have any discussions, meetings or other communications with, a person relating to a merger, tender offer or other business combination, involving New RightCHOICE. However, the Foundation may:

               * have discussions with the counter-party to a business
                 combination transaction after the New RightCHOICE board of directors submits the transaction to the New RightCHOICE shareholders for approval, and

               * have discussions with any person or entity concerning the sale of New RightCHOICE common stock as permitted by the Voting Trust Agreement and the Registration Rights Agreement.

                 In  addition, under the Voting Trust  Agreement,
            for so long as the Foundation owns at least 20% of the outstanding shares of New RightCHOICE common stock, New RightCHOICE must consult with the Foundation before soliciting, or upon receiving, a business combination proposal in which the then existing New RightCHOICE shareholders including the Foundation will own less than a majority of the outstanding shares of the resulting entity. These requirements apply to any proposal in which the Foundation may direct the trustee how to vote.

       2.   Registration Rights Agreement.

            Pursuant to the Registration Rights Agreement, dated as of November 30, 2000, by and between New RightCHOICE and the Foundation (the "Registration Rights Agreement"), New RightCHOICE is generally required to register with the Securities and Exchange Commission the Foundation's shares of New RightCHOICE common stock for sale to the public over a period of time, and New RightCHOICE has the right to buy the Foundation's shares of New RightCHOICE common stock in some cases. The Registration Rights Agreement is attached hereto as Exhibit 2, and the general description of the Registration Rights Agreement set forth below is qualified by reference to the text of the Registration Rights Agreement.

            Purpose

                 The  Registration  Rights  Agreement  gives  the
            Foundation the right to require New RightCHOICE to register with the Securities and Exchange Commission the Foundation's shares of New RightCHOICE common stock for sale so that the Foundation may satisfy the divestiture deadlines contained in the Voting Trust Agreement without having to rely on private or other nonregistered sales. As discussed below, the Registration Rights Agreement also gives New RightCHOICE the option to purchase shares of New RightCHOICE common stock from the Foundation.

            Demand Registration Rights

                 The  Registration  Rights  Agreement  gives  the
            Foundation   the   right   to   "demand"   that   New
            RightCHOICE effect a registration with the Securities and Exchange Commission of some or all of the shares of New RightCHOICE common stock owned by the Foundation. This right lasts for as long as the Foundation owns shares of New RightCHOICE common stock. However, New RightCHOICE's obligations to effect a demand registration are subject to the limitations described below.

            Purchase Option

                 If    the    Foundation   requests   a    demand
            registration, New RightCHOICE has the option to purchase any or all of the shares of New RightCHOICE common stock that the Foundation requests registration of before it must take any action. New RightCHOICE does not have the option to purchase less than all of the shares if the market value of the shares New RightCHOICE elects not to purchase is less than $30 million. The purchase price per share for the shares New RightCHOICE elects to purchase will be the average closing sale price per share of New RightCHOICE common stock on the New York Stock Exchange during the ten consecutive trading days ending on the second trading day immediately preceding the date the Foundation requests the demand registration. If New RightCHOICE does not exercise this option, or if New RightCHOICE does not purchase all of the shares of New RightCHOICE common stock that the Foundation requested registration of, New RightCHOICE must file a registration statement for those shares of New RightCHOICE common stock and cause the registration statement to become effective, subject to the exceptions described below.

            No  Obligation  to  Effect Demand Registration  Under
            Certain Circumstances

                 If    the    Foundation   requests   a    demand
            registration and New RightCHOICE does not elect to exercise its demand purchase option, New RightCHOICE will still not be required to file a registration statement for the shares the Foundation desires to sell if:

               * it previously registered shares of New RightCHOICE common stock at the request of the Foundation at any time during the immediately preceding 180-day period,

               * it previously registered shares of New RightCHOICE common stock at the request of the Foundation at any time during the calendar year in which the Foundation made a demand,

               * it previously effected a registration of shares of New
                 RightCHOICE common stock for sale by New RightCHOICE during the preceding 120 days, other than shares registered pursuant to acquisitions or dividend reinvestment or similar employee plans,

               * the amount of New RightCHOICE common stock the Foundation seeks to register has a market value of less than $30 million, unless the shares are all of the remaining shares of New RightCHOICE common stock the Foundation owns,

               * it determines in good faith that a demand registration would materially interfere with a previously announced business combination transaction in which New RightCHOICE intends to issue shares of New RightCHOICE common stock, or would result in the premature disclosure of any pending development involving New RightCHOICE, in which case the agreement does not require New RightCHOICE to file a demand registration for a 120-day period.

            Failed Demand Registrations

                 A  requested  demand registration  will  not  be
            deemed to count as a demand registration for purposes of determining whether and when New RightCHOICE must effect another demand registration under the circumstances set forth above if:

               * the Securities and Exchange Commission does not declare the demanded registration effective,

               * after becoming effective, any order or requirement of a
                 regulatory authority or court for reasons not attributable to the Foundation interferes with the demanded registration and the demanded registration does not become effective later,

               * the parties do not satisfy or waive the closing conditions specified in the underwriting agreement, if any, due to a failure on the part of New RightCHOICE, or

               * the Foundation decides not to pursue the registration prior to the filing of a registration statement, provided that it reimburses New RightCHOICE for all of its out-of-pocket expenses incurred in connection with the demand registration.

                 If  a registration statement filed as the result
            of a demand registration does not become effective because:

               * the Foundation fails to perform its obligations under the
                 Registration Rights Agreement,

               * the Foundation fails to reach an agreement with the
                 underwriters on price or other customary terms for the transaction, or

               * the Foundation determines to withdraw its demand,

            the requested demand registration will count as a demand registration for purposes of determining whether and when New RightCHOICE must effect another demand registration at the Foundation's request, unless the Foundation reimburses New RightCHOICE for all of the expenses that it incurred in connection with the demand registration.

            Inclusion of New RightCHOICE Shares

                 If    the    Foundation   requests   a    demand
            registration and as a result of its request New RightCHOICE must file a registration statement, New RightCHOICE may include any number of shares of New RightCHOICE common stock that it desires to sell under the registration statement, subject to possible reduction as described below.

            Reduction    in   Shares   Registered    in    Demand
            Registration

                 If,   in   a   situation  where  an  underwriter
            conducts an offering of New RightCHOICE common stock owned by the Foundation made pursuant to a demand registration, the lead managing underwriter concludes that marketing or other factors require a reduction of the number of shares of New RightCHOICE common stock that the Foundation can sell in the offering within a price range acceptable to the Foundation, and if New RightCHOICE desires to register any shares of New RightCHOICE common stock to sell in the offering, then New RightCHOICE must reduce the number of shares it desires to sell in the offering until the total number of shares of New RightCHOICE common stock being sold equals the number of shares New RightCHOICE common stock that the parties may sell at a price range acceptable to the Foundation.

                 In  the event that (1) New RightCHOICE does  not
            desire to register any shares of New RightCHOICE common stock to sell in the demand registration offering, or (2) the reduction in the number of shares New RightCHOICE would register still does not result in a total number of shares that the parties may sell at a price range acceptable to the
            Foundation, then the Foundation must reduce the number of shares of New RightCHOICE common stock that it desires to sell in the offering.

                 The  sale  will constitute a demand registration
            for purposes of New RightCHOICE's obligations to make additional demand registrations only if the Foundation receives at least $10 million in gross sale proceeds in the offering.

            Piggy-Back Registration Rights

                 In  addition  to  granting  the  Foundation  the
            right to demand registration of its sales of shares, the Registration Rights Agreement also permits the Foundation to "piggy-back" on any registrations made by New RightCHOICE. Specifically, the Registration Rights Agreement provides that whenever New RightCHOICE proposes to file a registration statement for a public offering of shares of New RightCHOICE common stock, the Foundation has the right (1) to have any or all of the shares of New RightCHOICE common stock that it owns included among the securities New RightCHOICE will register, and
            (2) until it owns less than 50% of the issued and outstanding shares of New RightCHOICE common stock, to have any or all of its shares of New RightCHOICE common stock included among the securities New RightCHOICE will register so that the Foundation is entitled to receive up to 50% of the proceeds from the offering.

                 If   the   lead  managing  underwriter  for   an
            offering for which the Foundation requests piggy-back registration rights determines that marketing or other factors require a limitation on the number of shares of New RightCHOICE common stock the parties can sell in the offering, then New RightCHOICE will have priority over the Foundation unless the Foundation owns more than 50% of the issued and outstanding shares of New RightCHOICE common stock at the time of the offering and has elected to exercise its right, as described above, to sell shares sufficient to receive up to 50% of the proceeds.

            Continuing Option to Purchase Foundation Shares

                 In   addition  to  the  demand  purchase  option
            described above, beginning on the date that the Foundation owns less than 50% of the outstanding shares of New RightCHOICE common stock, New RightCHOICE may purchase from the Foundation any or all of the shares of New RightCHOICE common stock owned by the Foundation at a price equal to (1) the average sale price of New RightCHOICE common stock on the New York Stock Exchange over a prescribed period of time, or (2) the sale price received in a private placement if the Foundation has not yet exercised its demand or piggy-back registration rights. If New RightCHOICE purchases shares of New RightCHOICE common stock from the Foundation pursuant to this option, it must hold the shares for forty-five days before reselling them in a public or private transaction.

            Holdback

                 The  Foundation may not sell any shares  of  New
            RightCHOICE common stock that it owns for a ninety-day period following its receipt of notice from New RightCHOICE that New RightCHOICE has filed a registration statement and

               * the Foundation's sale of New RightCHOICE common stock would adversely affect New RightCHOICE's offering, or

               * the managing underwriter in the case of an underwritten
                 offering advises New RightCHOICE that the Foundation's sale of New RightCHOICE common stock would adversely affect New RightCHOICE's offering.

                 New  RightCHOICE  may  not file  a  registration
            statement for New RightCHOICE common stock or securities convertible into New RightCHOICE common stock during the thirty-day period commencing on the effective date of a registration statement filed on behalf of the Foundation under a demand registration.

                 The  Registration Rights Agreement provides that
            New   RightCHOICE  will  not  file   a   registration
            statement with the Securities and Exchange Commission for a public offering of New RightCHOICE common stock for the 180-day period after completion of the Reorganization without the Foundation's consent, and the Foundation agrees not to unreasonably withhold its consent. Under the
            Reorganization Agreement, New RightCHOICE may request the Foundation to make a public offering of its shares of New RightCHOICE common stock within six months after the parties complete the Reorganization on terms and conditions mutually agreeable to the Foundation and New RightCHOICE.

            Registration Expenses

                 New   RightCHOICE  will  pay  all   registration
            expenses in connection with a demand registration or a piggy-back registration by the Foundation except for the Foundation's legal fees and any underwriting discounts or commissions or transfer taxes.

            Rule 144

                 The  Registration Rights Agreement provides that
            the Foundation may not sell any shares of New RightCHOICE common stock that it owns pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") until the Foundation has sold at least $50 million of New RightCHOICE common stock to purchasers that are not affiliates of the Foundation. Thereafter, the Foundation may sell shares of New RightCHOICE common stock that it owns pursuant to Rule 144 under the Securities Act if:

               * the intended sale would not be to a person or entity that already owns shares of New RightCHOICE common stock in excess of the ownership limit for that person or entity contained in New RightCHOICE's Certificate of Incorporation,

               * the intended sale would not cause a person or entity to own shares of New RightCHOICE common stock in excess of the ownership limits for that person or entity contained in New RightCHOICE's Certificate of Incorporation, and

               * the intended sale would not otherwise violate the
                 Registration Rights Agreement, the Voting Trust Agreement and New RightCHOICE's Certificate of Incorporation or Bylaws.





            Private Sales

                 If  the Foundation desires to sell any or all of
            its shares of New RightCHOICE common stock in a private sale transaction to qualified investors, New RightCHOICE has the right of first refusal to purchase the shares of New RightCHOICE common stock from the Foundation upon the same terms and conditions as the Foundation proposes to sell the shares in the private sale.

       3.   Indemnification Agreement.

            Pursuant to the Indemnification Agreement, dated as of November 30, 2000 (the "Indemnification Agreement"), by and between New RightCHOICE and the Foundation, the Foundation has agreed to indemnify New RightCHOICE if New RightCHOICE becomes subject to federal income tax as a result of the Reorganization. The Indemnification Agreement is
            attached hereto as Exhibit 3, and the general description of the Indemnification Agreement set forth below is qualified by reference to the text of the Indemnification Agreement.

            Income Tax Indemnity

                 The  Indemnification Agreement provides that the
            Foundation  must indemnify, defend and hold  harmless
            (1) New RightCHOICE, (2) all subsidiaries and affiliates of New RightCHOICE and (3) all directors, officers, agents and employees of New RightCHOICE and any of its subsidiaries and affiliates from any tax liabilities and interest and penalties and professional fees incurred in connection with the defense of any liabilities they may incur if the Internal Revenue Service or any other taxing authority determines that any part of the Reorganization constitutes a taxable transaction or results in the recognition of gain under applicable tax law.

            Non-Income Tax Indemnity

                 In  addition to indemnification for tax matters,
            the Foundation must indemnify, defend and hold harmless New RightCHOICE and all of New RightCHOICE's subsidiaries and affiliates, and each and every past and present director, officer, agent, employee and independent contractor of New
            RightCHOICE or of any of its subsidiaries and affiliates from and against:

               * any claims that have been or may be asserted:

                    - in the lawsuit filed as a class action by private parties challenging the 1994 reorganization of BCBSMo, the related formation of Old RightCHOICE and other activities on the grounds that these actions were wrongful to the subscribers of BCBSMo, or

                    - both arising out of or related to either (1) BCBSMo's
                      transfer of its managed care business to Old RightCHOICE, or (2) the Reorganization, and arising out of or related to either (a) BCBSMo's status as a mutual benefit or public benefit corporation, or (b) the ownership of BCBSMo's assets, and

               * any claims or demands asserted by any previous director, officer, agent employee or independent contractor of BCBSMo, or any subsidiary of BCBSMo (except for Old RightCHOICE and subsidiaries of Old RightCHOICE) seeking indemnity from New RightCHOICE for any matter for which the Foundation is obligated to provide indemnification.

                 However,  the  Foundation is  not  obligated  to
            indemnify:

               * any past or present director, officer, agent, employee or independent contractor of New RightCHOICE or of any of its subsidiaries and affiliates from any conduct that an appropriate court finally determines to have been knowingly fraudulent or deliberately dishonest or willful misconduct, or

               * law firms, accounting firms and other professionals engaged by New RightCHOICE as independent contractors against any claims that have been or may be asserted:

                    - in the lawsuit filed as a class action by private parties challenging the 1994 reorganization of BCBSMo, the related formation of Old RightCHOICE and other activities on the grounds that these actions were wrongful to the subscribers of BCBSMo, or

                    - both arising out of or related to either (1) BCBSMo's
                      transfer of its managed care business to Old RightCHOICE, or (2) the Reorganization, and arising out of or related to either (a) BCBSMo's status as a mutual benefit or public benefit corporation, or (b) the ownership of BCBSMo's assets.

            Net Worth

                 In  order  to  ensure that the  Foundation  will
            have   assets  available  to  satisfy  any   of   its
            indemnification  obligations  that  may  arise,   the
            Indemnification Agreement requires that for six years following the filing by BCBSMo of its federal income tax return for the year in which the parties complete the Reorganization, the Foundation must maintain a net worth of not less than $85,136,625.

       4.   Certificate of Incorporation.

            As an owner of New RightCHOICE common stock, the Foundation is subject to the provisions of New RightCHOICE's Certificate of Incorporation. New RightCHOICE's Certificate of Incorporation is attached hereto as Exhibit 4, and the general description of various provisions of the Certificate of Incorporation set forth below is qualified by reference to the text of the Certificate of Incorporation.

            Qualification of Directors

                 New  RightCHOICE's Certificate of  Incorporation
            provides that no one can become a director of New RightCHOICE unless he or she is an "independent director," or immediately after an individual becomes a director, at least 80% of the directors would be independent directors. A person will qualify as an independent director if he or she:

               * is not a "major participant,"

               * is not nominated to be a director by a major participant,

               * has not announced a commitment to a proposal made by a major participant that has not been approved by a majority of independent directors and a majority of all directors, and

               * has not been determined by a majority of independent
                 directors and a majority of all directors to have been subject to any relationship or arrangement which those directors deem to be likely to interfere with his or her exercise of independent judgment.

                 New  RightCHOICE's Certificate of  Incorporation
            defines a "major participant" as:

               * the Foundation and any other entity which, in the judgment of a majority of independent directors and a majority of all directors, succeeds to the Foundation's position,

               * a person or entity who owns shares of New RightCHOICE common stock in excess of the ownership limitations described below,

               * a person or entity that has filed proxy materials with the
                 Securities and Exchange Commission supporting a candidate for election to the board of directors in opposition to candidates approved by a majority of independent directors and a majority of all directors,

               * a person or entity that has taken actions to become a major participant, or

               * a person or entity that is an affiliate or associate of a major participant.

                 If,  however,  (1)  a  majority  of  independent
            directors and a majority of all directors approve an acquisition of New RightCHOICE common stock by a third party, and (2) the acquisition results in a person or entity becoming a major participant, that person or entity will not be deemed to be a major participant if the person or entity:

               * makes no other acquisition of New RightCHOICE common stock that the directors do not approve, and

               * takes no action that would make the person or entity a major participant.

            Limitations on Ownership

                 General

                 New  RightCHOICE's Certificate of  Incorporation
            contains    the   following   ownership   limitations
            required  by the BCBSA for its for-profit  licensees.
            Under these ownership limitations:

               * no institutional investor may beneficially own 10% or more of the combined voting power of all outstanding New RightCHOICE securities,

               * no noninstitutional investor may beneficially own 5% or more of the combined voting power of all outstanding New RightCHOICE securities, and

               * no person or entity may own 20% or more of all outstanding
                 New RightCHOICE equity securities.

                 The   Certificate   of   Incorporation   defines
            "beneficial ownership" to include securities:

               * which a person or entity has a direct or indirect beneficial ownership interest,

               * which a person or entity has an option to purchase,

               * which a person or entity has the right to vote,

               * with respect to which a person or entity would be required to file a Schedule 13D or Schedule 13G under the Securities Exchange Act, or

               * which any affiliate or associate would beneficially own
                 under any agreement, arrangement or understanding.

                 The   beneficial  ownership  provisions  include
            several  exceptions  included in  the  definition  of
            beneficial    ownership    in    New    RightCHOICE's
            Certificates of Incorporation.

                 Violation of Limitations on Ownership

                 If  any  person or entity beneficially owns  New
            RightCHOICE securities in excess of the ownership limits:

               * the person or entity will not receive any rights to the
                 excess shares, and

               * the excess shares will immediately be deemed to be
                 transferred to a share escrow agent.

                 A  person or entity's beneficial ownership  will
            not be in excess of the ownership limits if the person or entity's excess shares do not exceed the lesser of 1% of the voting power of the capital stock or 1% of the outstanding stock and the person or entity disposes of or transfers the excess shares within fifteen days of becoming aware of the ownership of excess shares.

            Exceptions to Ownership Limits

                 The ownership limits do not apply to:

               * the share of New RightCHOICE common stock issued to the
                 Foundation upon New RightCHOICE's incorporation,

               * the shares of New RightCHOICE common stock that the
                 Foundation received in the Reorganization, or

               * the shares of New RightCHOICE common stock that the
                 Foundation acquires as a result of a stock dividend, stock split, conversion, or recapitalization on the shares of New RightCHOICE common stock originally issued to the Foundation in the Reorganization.

                 The  ownership limits apply to any shares of New
            RightCHOICE   common   stock  that   the   Foundation
            transfers to another person or entity.

       5.   Bylaws.

            As an owner of New RightCHOICE common stock, the Foundation is subject to the provisions of New RightCHOICE's Bylaws. New RightCHOICE's Bylaws are attached hereto as Exhibit 5, and the general description of various provisions of the Bylaws set forth below is qualified by reference to the text of the Bylaws.

            Qualified Candidates

               New     RightCHOICE's    Bylaws    provide    that
            shareholders will elect directors by a plurality vote and that shareholders may only elect "qualified candidates" to the board of directors. A qualified candidate is an individual nominated by a majority of the independent directors and a majority of all directors, or timely nominated by shareholders, and, in either event, who is not disqualified from serving on the board by being a "non-independent candidate." A non-independent candidate is a candidate nominated by a majority of the independent directors and a majority of all directors, or timely nominated by shareholders, but who does not qualify as an "independent director" under the Certificate of Incorporation.

               In  the event that some, but not all, of the  non-
            independent candidates for director become eligible for election to the board of directors because seats are available for non-independent directors, the non-independent candidates will be treated as qualified candidates until shareholders fill all positions available for non-independent candidates at the election.

Item 7.   Material to be Filed as Exhibits.

       1.   Voting Trust and Divestiture Agreement, dated  as  of
            November 30, 2000, by and among RightCHOICE Managed Care, Inc., a Delaware corporation, The Missouri Foundation For Health, a Missouri nonprofit corporation, and Wilmington Trust Company, a Delaware banking corporation, as trustee.

       2.   Registration Rights Agreement, dated as of November 30,
            2000, by and between RightCHOICE Managed Care, Inc., a Delaware corporation, and The Missouri Foundation For Health, a Missouri nonprofit corporation.

       3. Indemnification Agreement, dated as of November 30, 2000, by and between RightCHOICE Managed Care, Inc., a Delaware corporation, and The Missouri Foundation For Health, a Missouri nonprofit corporation.

       4. Certificate of Incorporation of RightCHOICE Managed Care, Inc., a Delaware corporation.

       5. Bylaws of RightCHOICE Managed Care, Inc., a Delaware corporation.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              December 7, 2000
                              Date


                              /s/ Charles W. Hatfield
                              Signature


                              Charles W. Hatfield, Secretary
                              Name and Title


                                   Exhibit 1


             VOTING TRUST AND DIVESTITURE AGREEMENT

     THIS VOTING TRUST AND DIVESTITURE AGREEMENT (this "Agreement") is made and entered into as of the 30th day of November, 2000, by and among RightCHOICE Managed Care, Inc., a Delaware corporation (the "Company"), The Missouri Foundation For Health, a Missouri non-profit corporation (the "Beneficiary"), and Wilmington Trust Company, a Delaware banking corporation, as trustee (the "Trustee").

                            RECITALS

     A. Pursuant to the terms of that certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of March 14, 2000, by and among Blue Cross and Blue Shield of Missouri, a Missouri non-profit health services corporation, RightCHOICE Managed Care, Inc., a Missouri corporation, the Beneficiary, and the Company, the Beneficiary has acquired, contemporaneous with the execution of this Agreement, 14,962,500 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), representing approximately 80.1% of the issued and outstanding shares of Common Stock.

     B.   The Company became a licensee of the Blue Cross and Blue
Shield  Association  (the  "BCBSA")  upon  consummation  of   the
transactions   contemplated  by  the  Reorganization   Agreement,
thereby enabling the Company to use the "Blue Cross" and "Blue Shield" names and related rights (the "Marks").

     C. The Beneficiary wishes for its investment in the Company to be as valuable as possible for so long as such investment is maintained and believes that the Company's license to use the Marks will contribute substantially to the Company's value and its future prospects.

     D. The BCBSA has conditioned the Company's license to continue to use the Marks upon the Company maintaining certain provisions
set   forth   in  this  Agreement  and  in  its  Certificate   of
Incorporation (as defined below) (the "Basic Protections") which are intended by the BCBSA to enable the Company to remain independent of the Beneficiary and any other Person (as defined below) who may in the future acquire shares of Capital Stock (as defined below) in excess of the Ownership Limit (as defined below) applicable to such Person.

     E. The Beneficiary has agreed to be bound by the Basic Protections, including (i) a requirement that the Beneficiary deposit into the voting trust established by this Agreement (the "Voting Trust") all of the shares of Capital Stock Beneficially Owned (as defined below) by the Beneficiary in excess of the Voting Trust Ownership Limit (as defined below), and (ii) a requirement that the Beneficiary reduce its Beneficial Ownership (as defined below) of each class of Capital Stock to less than fifty percent (50%) of the issued and outstanding shares of each class of Capital Stock within three (3) years following the Closing Date (as defined below), subject to possible extension as provided herein, and reduce its Beneficial Ownership of each class of Capital Stock to less than twenty percent (20%) of the issued and outstanding shares of each class of Capital Stock within five (5) years following the Closing Date, subject to possible extension as provided herein.

                            AGREEMENT

     In consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                            ARTICLE I
                           DEFINITIONS

      For purposes of this Agreement, the following terms shall have the following meanings:

          (a)  "Acquisition Proposal" means any tender or exchange offer,
proposal   for   a   merger,  consolidation  or  other   business
combination involving the Company or any of its subsidiaries or affiliates or any proposal or offer to acquire in any manner any equity interest in, or any portion of the assets of, the Company or any of its subsidiaries or affiliates.

          (b) "Agreement" has the meaning set forth in the Preamble hereof.
          (c) "Affiliate," as used with respect to the Beneficiary, has the meaning ascribed to such term in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended, and in effect on November 17, 1993, but shall be deemed to not include the Company and its subsidiaries.
          (d)  "BCBSA" has the meaning set forth in Recital B hereof.
          (e) "Basic Protections" has the meaning set forth in Recital D hereof.
          (f) "Beneficial Ownership," "Beneficially Own" or "Beneficial Owner" have the meaning set forth in Section 1 of Article VII of the Certificate of Incorporation.
          (g) "Beneficiary" has the meaning set forth in the Preamble hereof.
          (h) "Blackout Period" has the meaning set forth in Section 1 of the Registration Rights Agreement.
          (i) "Board of Directors" means the Board of Directors of the Company.
          (j) "Bylaws" means the Bylaws of the Company as in effect at the time that reference is made thereto.
          (k)  "Capital Stock" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (l) "Certificate of Incorporation" means the Certificate of Incorporation of the Company as in effect at the time that reference is made thereto.
          (m) "Change of Control Proposal" means any agreement, plan or proposal involving any merger, consolidation or other business combination that, if consummated in accordance with its terms, would result in the holders of the voting Capital Stock of the Company immediately prior to such merger, consolidation or other business combination owning less than 50.1% of the outstanding voting securities of the resulting entity arising out of such merger, consolidation or other business combination.
          (n) "Closing Date" has the meaning provided therefor in the Reorganization Agreement.
          (o)  "Company" has the meaning set forth in the Preamble hereof.
          (p) "Common Stock" has the meaning set forth in Recital A hereof.
          (q) "Delinquent Shares" means any and all shares of Capital Stock Beneficially Owned by the Beneficiary in excess of the number of shares of Capital Stock that the Beneficiary may Beneficially Own at the Three Year Divestiture Deadline or the
Five Year Divestiture Deadline, as the case may be, or at any date to which either the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, may be extended pursuant to Section 6.03 or Section 6.04 hereof.
          (r) "Demand" has the meaning set forth in Section 1 of the Registration Rights Agreement.
          (s) "Five Year Divestiture Deadline" means the fifth anniversary of the Closing Date, extended day for day, up to a maximum of seven hundred thirty (730) days, for each day the Company is not required to file a Registration Statement (i) in response to an actual Demand pursuant to Section 2(d)(iii) of the Registration
Rights Agreement as a result of the Company having previously effected a registration of Common Stock, provided that there shall be no such extension if the Company is not required to file a Registration Statement pursuant to said Section 2(d)(iii) because the Company previously effected a registration of Common
Stock wherein the Beneficiary exercised its Share-Rights and received proceeds from the sale of its shares; or (ii) as a result of the pendency of any Blackout Period.
          (t)  "Indemnified Party" has the meaning set forth in
Section 8.06 hereof.
          (u)  "Independent Board Majority" has the meaning set forth in
Section 4.B.3 of Article IV of the Certificate of Incorporation.
          (v)  "Marks" has the meaning set forth in Recital B hereof.
          (w)  "Ownership Limit" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (x) "Person" means any individual, firm, partnership, corporation (including, without limitation, a business trust), limited liability company, trust, unincorporated association, joint stock company, joint venture or other entity, and shall include any successor (by merger or otherwise) of any such entity.
          (y) "Registration Rights Agreement" means that certain Registration Rights Agreement, of even date herewith, by and between the Company and the Beneficiary.
          (z)  "Registration Statement" has the meaning set forth in
Section 1 of the Registration Rights Agreement.
          (aa) "Reorganization Agreement" has the meaning set forth in Recital A hereof.
          (bb) "Share-Rights" has the meaning set forth in Section 1 of the Registration Rights Agreement.
          (cc) "Successor Trustee" has the meaning set forth in
Section 8.04 hereof.
          (dd) "Three Year Divestiture Deadline" means the third anniversary of the Closing Date, extended day for day, up to a maximum of three hundred sixty five (365) days, for each day the Company is not required to file a Registration Statement (i) in response to an actual Demand pursuant to Section 2(d)(iii) of the Registration Rights Agreement as a result of the Company having previously effected a registration of Common Stock, provided that there shall be no such extension if the Company is not required to file a Registration Statement pursuant to said
Section 2(d)(iii) because the Company previously effected a registration of Common Stock wherein the Beneficiary exercised its Share-Rights and received proceeds from the sale of its shares; or (ii) as a result of the pendency of any Blackout
Period.
          (ee) "Trustee" has the meaning set forth in Preamble hereof.
          (ff) "Voting Power" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (gg) "Voting Trust" has the meaning set forth in Recital E hereof.
          (hh) "Voting Trust Ownership Limit" means that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent five percent (5%) of the Voting Power of all shares of Capital Stock issued and outstanding at the time of determination.

                           ARTICLE II
                        DEPOSIT OF STOCK

     Section 2.01 Delivery of Capital Stock. Beneficiary shall make such contributions to the Voting Trust of shares of Capital Stock that Beneficiary may Beneficially Own such that the number of shares of Capital Stock Beneficially Owned by the Beneficiary outside of the Voting Trust shall never exceed the Voting Trust Ownership Limit. The Trustee acknowledges receipt of 14,029,536 shares of Capital Stock acquired by Beneficiary pursuant to the Reorganization Agreement. The Company shall pay any taxes and costs imposed upon the transfer of the shares of Capital Stock Beneficially Owned by the Beneficiary to the Voting Trust at the time of transfer.

     Section 2.02 Certificate Book and Inspection of Agreement. The Trustee shall keep at the address set forth in Section 10.04 hereof correct books of account of all the Trustee's business and transactions relating to the Voting Trust, and a book setting forth the number of shares of Capital Stock held by the Voting
Trust. A duplicate of this Agreement and any extension thereof shall be filed with the Secretary of the Company and shall be open to inspection by a stockholder upon the same terms as the record of stockholders of the Company is open to inspection.

                           ARTICLE III
             BENEFICIARY'S INTEREST IN CAPITAL STOCK

     Section 3.01 Retained Interest. Subject to the powers, duties and rights of the Company and the Trustee set forth herein and further subject to the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws, the Beneficiary shall retain the entire economic and beneficial ownership rights in all of the shares of Capital Stock held in the Voting Trust.

     Section 3.02 Withdrawal of Shares from Trust. The Beneficiary shall not be entitled to withdraw any shares of Capital Stock from the Voting Trust except to sell its entire Beneficial
Ownership interest in such shares of Capital Stock provided that
(i) such shares of Capital Stock shall be registered in the name of the purchaser thereof before being withdrawn from the Voting Trust, (ii) such sale of shares of Capital Stock shall not be to an Affiliate of the Beneficiary, (iii) such sale of shares of Capital Stock shall not be made to any Person Beneficially Owning any shares of Capital Stock in excess of the Ownership Limit applicable to such Person, (iv) such sale of shares of Capital
Stock shall not result in any Person Beneficially Owning any shares of Capital Stock in excess of the Ownership Limit applicable to such Person, and (v) such sale of shares of Capital Stock shall otherwise be permitted pursuant to this Agreement, the Registration Rights Agreement, the Certificate of
Incorporation and the Bylaws. The Beneficiary shall not transfer any of its retained rights or interest in shares of Capital Stock held in the Voting Trust. Any shares of Capital Stock withdrawn in accordance with this Section 3.02 shall, upon withdrawal, cease to be subject to the terms and conditions of this Agreement.

                           ARTICLE IV
                   TRUSTEE'S POWERS AND DUTIES

     Section 4.01   Limits on Trustee's Powers.  The Trustee shall
have  only  the  powers  set  forth in  this  Agreement.   It  is
expressly understood and agreed by the parties hereto that under no circumstances shall the Trustee be personally liable for the payment of any indebtedness or expenses of this Agreement or be
liable   for   the   breach  or  failure   of   any   obligation,
representation, warranty or covenant made or undertaken by the Trustee under this Agreement, except as set forth in this Agreement.

     Section 4.02 Right to Vote. With respect to all shares of Capital Stock held in the Voting Trust, the Trustee shall have the exclusive and absolute right in respect of such shares of Capital Stock to vote, assent or consent such shares of Capital Stock at all times during the term of this Agreement, subject to
Section 4.03 hereof, including, without limitation, the right to vote at any election of directors and in favor of or in opposition to any resolution, dissolution, liquidation, merger or consolidation of the Company, any sale of all or substantially all of the Company's assets, any issuance or authorization of securities, or any action of any character whatsoever which may be presented at any meeting or require the consent of the stockholders of the Company.

     Section 4.03 Voting on Particular Matters. In exercising the Trustee's powers and duties under this Agreement, the Trustee shall at all times vote, assent or consent all shares of Capital
Stock held in the Voting Trust as follows:

          (a) if the matter concerned is the election of directors of the Company, the Trustee shall vote, assent or consent the whole number  of  shares of Capital Stock held by the Voting  Trust  in favor  of each nominee to the Board of Directors whose nomination has  been  approved  by an Independent Board  Majority  and  vote against  any  candidate for the Board of Directors  for  whom  no
competing  candidate  has  been  nominated  or  selected  by   an
Independent Board Majority;

          (b) unless such action is initiated by or with the consent of an Independent Board Majority, the Trustee shall (i) vote against removal of any director of the Company, (ii) vote against any alteration, amendment, change or addition to or repeal of the Bylaws or Certificate of Incorporation, (iii) not nominate any candidate to fill any vacancy on the Board of Directors, (iv) not call any special meeting of the stockholders of the Company, and
(v) not take any action by voting shares of Capital Stock held by the Voting Trust that would be inconsistent with or would have the effect, directly or indirectly, of defeating or subverting the voting requirements contained in Section 4.03(a) hereof or this Section 4.03(b);

          (c)  to the extent not covered by Section 4.03(a) or
Section 4.03(b) hereof, on any action, proposal or resolution requiring prior approval of the Board of Directors as a prerequisite to become effective, the Trustee shall vote in accordance with the recommendation of the Board of Directors, provided, however, that on any Change of Control Proposal approved by the Board of Directors and submitted by the Board of Directors to the stockholders of the Company for a vote thereon, the Trustee shall vote on such Change of Control Proposal as directed by the Beneficiary; and

          (d)  to the extent not covered by Section 4.03(a) or
Section 4.03(b) hereof, on any action, proposal or resolution not requiring prior approval of the Board of Directors as a prerequisite to become effective, the Trustee shall vote in accordance with the recommendation of the Board of Directors.

     Section 4.04 Presence at Meetings. The Trustee shall ensure, with respect to the shares of Capital Stock held in the Voting Trust hereunder, that such shares of Capital Stock are counted as being present for the purposes of any quorum required for stockholder action of the Company and to vote, assent or consent as set forth in this Article IV so long as the Trustee has reasonable notice of the time to vote, assent or consent (and the Trustee shall be deemed to have reasonable notice if it shall receive notice within the time periods under the applicable provisions of the Delaware General Corporation Law).

     Section 4.05 Sales. The Trustee shall have no authority to sell any of the shares of Capital Stock deposited pursuant to the provisions of this Agreement, unless expressly permitted pursuant to the terms hereof. Upon the sale of shares of Capital Stock in accordance with the terms hereof, the Trustee shall deliver or cause to be delivered certificates representing such shares of Capital Stock to the Person entitled thereto.

     Section 4.06 Contrary Instructions. The Trustee shall have no obligation whatsoever to follow any instruction of the Beneficiary if such instruction is contrary to the terms of this Agreement, unless such contrary instruction shall be agreed to in writing by the Beneficiary and the Company.

     Section 4.07 Execution by Trustee. The Trustee shall execute all documents as follows:
     "By:  Wilmington Trust Company, not in  its  individual
     capacity, but solely as Trustee
     By: ____________________________."

                            ARTICLE V
                           STANDSTILL

     Section 5.01 Acquisition of Capital Stock. Throughout the term of this Agreement, the Beneficiary shall not, directly or indirectly, (i) individually, or as part of a group, acquire, offer or propose to acquire, or agree to acquire, by purchase or otherwise, Beneficial Ownership of any shares of Capital Stock, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) Beneficial Ownership of any shares of Capital Stock (except by reason of stock dividends, stock splits, spinoffs, mergers, recapitalizations, combinations, conversions, exchanges of shares, or the like), or
(ii) enter into any agreement, arrangement or understanding, other than for the sale of shares of Capital Stock in accordance with  Section 3.02 hereof and the Registration Rights  Agreement, with  any  Person, other than the Company, that  would  have  the
effect   of   increasing  such  Person's  or  the   Beneficiary's
Beneficial Ownership in any shares of Capital Stock.

     Section 5.02 Sale of Capital Stock. Notwithstanding anything in this Agreement to the contrary, the Beneficiary shall not sell or otherwise dispose of any shares of Capital Stock to any Person, whether in a private placement, pursuant to a registered offering of securities or otherwise, if (i) such Person
Beneficially Owns an amount of Capital Stock in excess of the Ownership Limit applicable to such Person, or (ii) the effect of such sale or other disposition would be to cause such Person to Beneficially Own an amount of Capital Stock which would exceed the Ownership Limit applicable to such Person.

     Section 5.03 Nomination of Directors. The Beneficiary shall not itself, nor shall it initiate, suggest or otherwise encourage the Board of Directors or any other Person to, (i) nominate any individual as a candidate for election to the Board of Directors, or (ii) appoint any individual to fill any vacancy on the Board of Directors. The Beneficiary shall not support, endorse or otherwise encourage the election of any candidate for election to the Board of Directors other than a candidate or candidates nominated by an Independent Board Majority.

     Section 5.04 Acquisition Proposals. The Beneficiary shall not solicit or encourage inquiries or proposals with respect to, or provide any confidential information to, or have any discussions, meetings or other communications with, any Person relating to an Acquisition Proposal or a Change of Control Proposal, provided, however, that the Beneficiary may have discussions with the counter-party to any Change of Control Proposal after such Change of Control Proposal shall have been approved by the Board of Directors and submitted to the stockholders of the Company for a vote thereon, and provided further, however, that the Beneficiary may have discussions with any Person concerning the sale or disposal of shares of Capital Stock Beneficially Owned by the Beneficiary in accordance with Section 3.02 hereof and the Registration Rights Agreement.

     Section 5.05 Contacts. Subject to Section 5.04 hereof, the Beneficiary shall not meet or otherwise communicate with any Person that is seeking to acquire shares of Capital Stock in excess of the Ownership Limit applicable to such Person to the extent that such meeting or other communication relates to such acquisition of shares of Capital Stock or Acquisition Proposal. The Beneficiary shall promptly advise the Company in writing if the Beneficiary or any of its representatives shall have received a communication, contact or inquiry relating to an Acquisition Proposal and shall promptly advise the Company of all information available to the Beneficiary concerning such communication, contact or inquiry relevant to such Acquisition Proposal.

     Section 5.06 Litigation. The Beneficiary shall not join as a party in any litigation, suit or cause of action that alleges
(i) that any of the Basic Protections or any provisions of the Certificate of Incorporation or Bylaws are not enforceable in accordance with their terms, (ii) that the Board of Directors should not enforce the Basic Protections or provisions of the Certificate of Incorporation or Bylaws in any particular case or circumstance, or (iii) that the Board of Directors should approve, adopt, disapprove or abandon any particular Acquisition Proposal or Change of Control Proposal; provided, however, that nothing in this Section 5.06 shall prevent the Beneficiary from joining as a party in any litigation, suit or cause of action that alleges that the Board of Directors should solicit
Acquisition Proposals or Change of Control Proposals, or initiate a bidding process seeking proposals to acquire all of the outstanding stock of the Company.

     Section 5.07 Communications. For so long as the Beneficiary Beneficially Owns twenty percent (20%) or more of the issued and outstanding shares of Common Stock, the Company shall consult with the Beneficiary prior to soliciting any Change of Control Proposal and shall consult with the Beneficiary in the event that the Company shall receive any Change of Control Proposal. Beneficiary shall comply with the same confidentiality and non-disclosure obligations that apply to directors and officers of the Company with respect to all information obtained by Beneficiary in connection with any such consultation. Nothing in this Agreement shall be construed to limit the rights of a Beneficiary as a shareholder of the Company from communicating with the Board of Directors of the Company regarding Change of Control Proposals or, except as otherwise provided in Section
5.03 hereof, any other matter pertaining to the Company. The Company and the Beneficiary shall keep confidential the contents of all such communications from the Beneficiary, provided that either party may disclose the contents of such communications if required by law.

                           ARTICLE VI
           AGREEMENT TO DIVEST SHARES OF CAPITAL STOCK

     Section 6.01 Sale of Beneficiary's Capital Stock by Third Anniversary. The Beneficiary hereby covenants and agrees that it shall sell, convey, or otherwise dispose of shares of Capital Stock (so that the Beneficiary is no longer a Beneficial Owner of such shares of Capital Stock) so that the Beneficiary Beneficially Owns less than fifty percent (50%) of the issued and outstanding shares of each class of Capital Stock on or prior to the Three Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws.

     Section 6.02 Sale of Beneficiary's Capital Stock by Fifth Anniversary. The Beneficiary hereby covenants and agrees that it shall sell, convey or otherwise dispose of shares of Capital Stock (so that the Beneficiary is no longer a Beneficial Owner of such shares of Capital Stock) so that the Beneficiary Beneficially Owns less than twenty percent (20%) of the issued and outstanding shares of each class of Capital Stock on or prior to the Five Year Divestiture Deadline. Any such disposition shall comply with the terms of this Agreement, the Registration Rights Agreement, the Certificate of Incorporation and the Bylaws.

     Section 6.03 Extension of Divestiture Deadlines Sought by Beneficiary. Notwithstanding Section 6.01 or Section 6.02 hereof, the Company shall extend the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, if (i) the Beneficiary makes a good faith and reasonable determination (and provides the reasons therefor) that compliance with Section 6.01 or Section 6.02 hereof, as the case may be, would have a material adverse affect on the Beneficiary, (ii) the Beneficiary advises the Company of such determination (and provides the reasons therefor) and makes a reasonable request for an extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, and (iii) the Company receives written confirmation from the BCBSA that the extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, requested by the Beneficiary would not cause a violation of the license agreements governing the Company's use of the Marks. The Company shall not oppose the Beneficiary's request for an extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, and shall take reasonable steps, as reasonably requested by the Beneficiary, to assist the Beneficiary in its efforts to obtain an extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be; provided that the Company shall have no obligation to, among other things, incur any fees or expenses for its own account in connection with such assistance. The Beneficiary acknowledges that, notwithstanding the scope or degree of assistance provided by the Company, the BCBSA shall have the sole and absolute authority and discretion to determine whether to consent to an extension of the Three Year Divestiture or the Five Year Divestiture Deadline, as the case may be, but shall have no obligation to grant such consent, and that in no event shall the Company have any liability to the Beneficiary or any other Person in the event that the BCBSA shall determine to deny any such extension request.

     Section 6.04 Extension of Divestiture Deadlines Sought by Company. Notwithstanding Section 6.01 or Section 6.02 hereof, the Company shall extend the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, if (i) the Company makes a good faith determination that compliance with
Section 6.01 or Section 6.02 hereof, as the case may be, would have an adverse affect on the Company, or any of its stockholders other than the Beneficiary, and (ii) the Company receives written confirmation from BCBSA that the extension of the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, requested by the Company would not cause a violation of the license agreement governing the Company's use of the Marks. The Beneficiary and the Company acknowledge that the BCBSA shall have the sole and absolute authority and discretion to determine whether to consent to an extension of the Three Year Divestiture or the Five Year Divestiture Deadline, as the case may be, but shall have no obligation to grant such consent, and that in no event shall the Company have any liability to the Beneficiary or any other Person in the event that the BCBSA shall determine to deny any such extension request.

     Section 6.05 Failure to Meet Divestiture Deadlines. In the event that the Beneficiary shall fail to meet either the Three Year Divestiture Deadline or the Five Year Divestiture Deadline, as the case may be, and an extension thereof shall not have been granted pursuant to Section 6.03 or Section 6.04 hereof, or shall fail to meet any extended Three Year Divestiture Deadline or Five Year Divestiture Deadline, as the case may be, that may have been granted pursuant to Section 6.03 or Section 6.04 hereof, then the Company shall arrange for the sale of the Delinquent Shares in a manner and at such time or times as shall be commercially reasonable under the circumstances (giving effect to, among other things, market conditions and related matters) and, subject to the foregoing, the Company shall have no liability to the Beneficiary or any other Person on the grounds that the Company failed to take actions which could have produced higher proceeds for the sale of the Delinquent Shares. In either such case, the Beneficiary shall promptly take all action reasonably requested by the Company in order to facilitate the sale of the Delinquent Shares, and the Company shall be entitled to receive customary representations and warranties from the Beneficiary regarding the Delinquent Shares (including representations regarding good title to such shares, free and clear of all liens, claims, security interests and other encumbrances). Until sold, the Delinquent Shares shall be voted by the Trustee in the manner required by
Section 4.03 of this Agreement, provided however, that on any Change of Control Proposal approved by the Board of Directors and submitted by the Board of Directors to the stockholders of the Company for a vote thereon, the Trustee shall vote the Delinquent Shares in the exact proportion as all shares of Capital Stock not held in the Voting Trust shall have been voted upon such Change of Control Proposal. Upon the sale of the Delinquent Shares, the Trustee shall deliver the shares to the purchaser thereof as directed by the Company, and all proceeds from such sale, less all expenses incurred by the Company, shall be distributed to the Beneficiary as soon as practicable.

                           ARTICLE VII
                   DIVIDENDS AND DISTRIBUTIONS

     Section 7.01 Cash. The Beneficiary shall be entitled to receive payments equal to the amount of cash dividends, if any, collected or received by the Trustee or its successor upon the number of shares of Capital Stock held in the Voting Trust, subject to deduction in respect of expenses, charges or fees pursuant to Section 8.02 or 8.03 hereof. The Trustee and the Company shall arrange for the direct payment by the Company of all or a portion (as provided in the preceding sentence) of such cash dividends to the Beneficiary.

     Section 7.02 Stock. In the event that the Trustee shall receive, as a dividend or other distribution upon any shares of Capital Stock held by the Trustee under this Agreement, any shares of stock or securities convertible into stock of the Company, the Trustee shall hold the same and said shares shall be subject to all of the terms and conditions of this Agreement to the same extent as if originally deposited hereunder.

     Section 7.03 Other Distributions. In the event that, at any time during the term of this Agreement, the Trustee shall receive or collect any monies through a distribution by the Company to its stockholders, other than in payment of cash dividends, or shall receive any property (other than shares of Capital Stock or securities convertible into Capital Stock) through a distribution by the Company to its stockholders, the Trustee shall distribute the same to the Beneficiary, subject to deduction in respect of expenses, charges or fees pursuant to Section 8.02 or 8.03 hereof.

                          ARTICLE VIII
                           THE TRUSTEE

     Section 8.01 Use of Proxies. The Trustee may vote, assent or consent with respect to all shares of Capital Stock held in the Voting Trust in person or by such person or persons as it may from time to time select as its proxy, provided that the Trustee shall at all times do so in conformity with the provisions of
Section 4.03 hereof.

     Section 8.02 Expenses. The Trustee is expressly authorized to incur and pay such reasonable expenses and charges, to employ and pay such agents, attorneys and counsel, and to incur and pay such other charges and expenses as the Trustee may deem reasonably necessary and proper for administering this Agreement. The Beneficiary and the Company shall reimburse the Trustee equally for any such expense and charges, and any such expenses or charges may be deducted from the cash dividends or other monies received by the Trustee on the shares of Capital Stock deposited hereunder, to the extent unreimbursed by the Beneficiary.

     Section 8.03 Compensation. The Beneficiary and the Company shall compensate the Trustee equally for its services as Trustee hereunder as provided in the Trustees' fee schedule, attached hereto as Exhibit A, and any such fees may be deducted from the cash dividends or other monies received by Trustee on the shares of Capital Stock deposited in the Voting Trust, to the extent otherwise unpaid by the Beneficiary.

     Section 8.04 Successor Trustee. The Trustee may resign after giving thirty (30) days' advance written notice of its resignation to the Company and the Beneficiary, provided that such resignation shall not become effective until a reasonably competent alternate (the "Successor Trustee") shall have become bound by this Agreement. The Company may in addition terminate the Trustee after giving thirty (30) days' advance written notice thereof to the Trustee, provided that such termination of the Trustee shall not become effective until a Successor Trustee shall have become bound by this Agreement. If the Trustee shall resign or be so terminated by the Company, the Trustee shall be replaced by a Successor Trustee. The Successor Trustee shall be designated by the Company. The Successor Trustee shall enjoy all the rights, powers, interests and immunities of the Trustee originally designated and shall agree in writing to be bound by this Agreement.

     Section 8.05 Qualifications of Trustee. Throughout the term of the Voting Trust, the Trustee or Successor Trustee, as the case may be, must satisfy each of the following qualifications:
(i) the Trustee or Successor Trustee, as the case may be, must be an institution duly authorized to act as such a Trustee or Successor Trustee under the laws of the State of Delaware;
(ii) the Trustee or Successor Trustee, as the case may be, must, either on an individual basis or on a consolidated basis together with its subsidiaries and affiliates, have minimum stockholders' equity of $500,000,000; (iii) the Trustee or Successor Trustee, as the case may be, must not own for its own account more than one percent (1%) of the issued and outstanding securities of either the Company or the Beneficiary; and (iv) no director or officer of the Trustee or any Successor Trustee, as the case may be, may serve as a director or officer of the Company or the Beneficiary (and no director or officer of the Company or the Beneficiary shall serve as a director or officer of the Trustee or Successor Trustee, as the case may be). In the event that the Trustee or Successor Trustee, as the case may be, shall fail to meet any of the conditions set forth in this Section 8.05, the Company shall replace the Trustee or the Successor Trustee, as the case may be, as provided in Section 8.04 hereof.

     Section 8.06 Trustee's Liability. The Trustee shall not be liable for any act or omission undertaken in connection with its powers and duties under this Agreement, except for any willful misconduct or gross negligence by Trustee. No Successor Trustee shall be liable for actions or omissions of the Trustee or any other Successor Trustee. The Trustee shall not be liable in acting on any notice, request, consent, certificate, instruction, or other paper or document or signature reasonably believed by it to be genuine and to have been signed by the proper party. The Trustee may consult with legal counsel (reasonably competent for the purpose) and any act or omission undertaken by it in good faith in accordance with the opinion of such legal counsel shall not result in any liabilities of the Trustee. The Beneficiary covenants and agrees to indemnify and hold harmless the Trustee and its affiliates, directors, officers, employees, agents and advisors (each an "Indemnified Party"), without duplication, from and against any and all claims, damages, losses, liability, obligations, actions, suits, costs, disbursements and expenses (including without limitation reasonable fees and expenses of counsel) incurred by any Indemnified Party, in any way relating to or arising out of or in connection with or by reason of the preparation for a defense of any investigation, litigation or proceeding arising out of this Agreement or the shares of Capital Stock held pursuant to this Agreement, the administration of this Agreement or the action or inaction of the Trustee hereunder; except to the extent such claim, damage, loss, liability, obligation, action, suit, cost, disbursement or expense results from such Indemnified Parties' gross negligence or willful misconduct. The indemnity set forth in this Section 8.06 shall be in addition to any other obligation or liabilities of the Beneficiary hereunder or at common law or otherwise and shall survive the termination of this Agreement.

                           ARTICLE IX
                           TERMINATION

     Section 9.01 Termination. This Agreement shall terminate upon the joint written notice by the Beneficiary and the Company to the Trustee that the Beneficiary Beneficially Owns less than five percent (5%) of the issued and outstanding shares of Common Stock and  less  than  five percent (5%) of the issued and  outstanding
shares  of  every other class of Capital Stock.   Otherwise,  the
Voting Trust is hereby expressly declared to be and shall be irrevocable.

     Section 9.02 Delivery of Stock Certificate(s). As soon as practicable after the termination of this Agreement, the Trustee shall deliver to the Beneficiary stock certificate(s), with the appropriate legend as provided in the Certificate of Incorporation, representing the number of shares of Capital Stock Beneficially Owned by the Beneficiary at the date of termination, if any, held by the Voting Trust and upon payment by the Beneficiary of any and all taxes and other expenses relating to the transfer or delivery of such certificates.

                            ARTICLE X
                          MISCELLANEOUS

     Section 10.01 Ownership; Authority. The Beneficiary represents, warrants and covenants to the Company that (i) as of the effective date of this Agreement, the Beneficiary is the Beneficial Owner of 14,962,500 shares of Common Stock, (ii) the Beneficiary does not Beneficially Own any shares of Capital Stock other than 14,962,500 shares of Common Stock, and (iii) the Beneficiary has full power and authority to make, enter into and carry out the terms of this Agreement.

     Section 10.02 Merger, Consolidation, Sale of Assets. If the Company shall merge into or consolidate with another corporation or corporations, or if all or substantially all of the assets of the Company are transferred to another corporation, the shares of which are issued to stockholders of the Company in connection with such merger, consolidation or transfer, then the terms "RightCHOICE Managed Care, Inc." or the "Company" shall be construed, so long as the Marks continue to be licensed by such entity from BCBSA, to include such successor corporation, and the Trustee shall receive and hold under this Agreement any shares of such successor corporation received by it on account of its ownership as Trustee of shares of Capital Stock held by it hereunder prior to such merger, consolidation or transfer.

     Section 10.03 Successors. This Agreement shall bind and inure to the benefit of the Trustee and each and all of its respective heirs, executors, administrators, successors and assigns. Notwithstanding any provision of this Agreement, the provisions of this Agreement shall not be binding on any transferee or purchaser from the Beneficiary (other than a Person who is an Affiliate of the Beneficiary and except that any and all shares of Capital Stock sold in violation of this Agreement, the Registration Rights Agreement, the Certificate of
Incorporation or the Bylaws shall remain subject to this Agreement). In case at any time the Trustee shall resign and no Successor Trustee shall have been appointed within thirty (30) days after notice of such resignation has been filed and mailed as required by Section 8.04 hereof, the resigning Trustee may forthwith apply to a court of competent jurisdiction for the appointment of a Successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and appropriate, appoint a Successor Trustee.

     Section 10.04 Notices. All notices, consents, requests, demands and other communications hereunder shall be in writing, and shall be deemed to have been duly given or made: (i) when delivered in person; (ii) three (3) days after deposited in the United States mail, first class postage prepaid; (iii) in the case of telegraph or overnight courier services, one (1) business day after delivery to the telegraph company or overnight courier service with payment provided; or (iv) in the case of telex or telecopy or fax, when sent, verification received; in each case addressed as follows:

          if to the Company:

               John A. O'Rourke
               Chairman, President and Chief Executive Officer
               RightCHOICE Managed Care, Inc.
               1831 Chestnut Street
               St. Louis, Missouri  63103
               Fax:  (314) 923-8958

          with a copy to:

               John J. Riffle, Esq.
               Lewis, Rice & Fingersh, L.C.
               500 North Broadway, Suite 2000
               St. Louis, Missouri  63102
               Fax: (314) 444-7788

          if to the Beneficiary:

               P. O. Box 726
               Jefferson City, Missouri  65102-0726
               Attention:  Chairman


          with a copy to:

               Jeremiah (Jay) Nixon
               c/o Paul C. Wilson, Esq.
               Assistant Attorney General
               221 West High
               Jefferson City, Missouri  65101

          if to the Trustee:

               RightCHOICE Voting Trust
               c/o Wilmington Trust Company, Trustee
               Attention:  Corporate Trust Administration
               1100 N. Market Street
               Wilmington, DE  19890

          with a copy to:

               Glenn C. Kenton, Esq.
               c/o Richards , Layton & Finger
               One Rodney Sq., 2nd Floor
               Wilmington, DE  19801


     Section 10.05 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to conflicts of laws principles.

     Section 10.06 Attorneys' Fees. In the event of any suit or other proceeding between the Company and the Beneficiary with respect to any of the transactions contemplated hereby or the subject matter hereof, the prevailing party shall, in addition to such other relief as the court may award, be entitled to recover reasonable attorneys' fees, expenses and costs of investigation, all as actually incurred, including, without limitation, attorneys' fees, costs and expenses of investigation incurred in appellate proceedings or in any action or participation in, or in connection with, any case or proceeding under Chapters 7, 11 and 13 of the United States Bankruptcy Code or any successor thereto.

     Section 10.07 Fair Construction. This Agreement is the product of negotiation and shall be deemed to have been drafted by all of the parties. It shall be construed in accordance with the fair meaning of its terms and its language shall not be strictly construed against, nor shall ambiguities be resolved against, any particular party.

     Section 10.08 Entire Agreement. This Agreement contains the entire agreement between the parties hereto regarding the subject matter hereof, and may not be amended, altered or modified except by a writing signed by the parties hereto. This Agreement supersedes all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, all of which are specifically integrated into this Agreement. No party hereto shall be bound by or charged with any oral or written agreements, representations, warranties, statements, promises, information, arrangements or understandings, express or implied, not specifically set forth herein; and the parties hereto further acknowledge and agree that in entering into this Agreement they have not in any way relied and will not rely in any way on any of the foregoing not specifically set forth herein.

     Section 10.09 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

                [signatures appear on next page]

     IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

                              RIGHTCHOICE MANAGED CARE,  INC.,  a
                              Delaware corporation


                              By: /s/ John A. O'Rourke
                                  Name:  John A. O'Rourke
                                  Title:  President


                              THE MISSOURI FOUNDATION FOR HEALTH,
                              a Missouri corporation


                              By: /s/ Paul C. Wilson
                                  Name:  Paul C. Wilson
                                  Title:  Chairman


                              WILMINGTON    TRUST   COMPANY,    a
                              Delaware corporation


                              By: /s/ Donald G. MacKelcan
                                  Name:  Donald G. MacKelcan
                                  Title:  Vice President

                            EXHIBIT A

                      Trustee Fee Schedule

                        FEE AGREEMENT

          This Fee Agreement (this "Agreement") is made as of November 28, 2000, by and between Wilmington Trust Company, a Delaware banking corporation ("Wilmington Trust"), and RightCHOICE Managed Care, Inc., a Delaware corporation (the "Company").

                     W I T N E S S E T H

          WHEREAS, pursuant to a Voting Trust and Divestiture Agreement, dated as of November 30, 2000 (the "Trust Agreement"), by and among Wilmington Trust, the Company and The Missouri Foundation For Health, Wilmington Trust will act as Trustee of the Voting Trust created by a Voting Trust and Divestiture Agreement by and among RightCHOICE Managed Care, Inc., The Missouri Foundation For Health and Wilmington Trust Company, dated as of November 30, 2000 (the "Trust");

          WHEREAS,   pursuant   to   the   Trust   Agreement,
Wilmington Trust is entitled to compensation for its services as Trustee of the Trust;

          WHEREAS, Wilmington Trust and the Company desire to set forth with greater particularity the specific agreement as to the compensation owing to Wilmington Trust pursuant to the Trust Agreement;

          NOW, THEREFORE, for good and valuable considera tion, the parties hereto hereby agree as follows.

          1.   The compensation due and owing to Wilmington
Trust pursuant to Section 8.03 of the Trust Agreement shall be as follows:

          a.   Initial Fee:                                $7,500.00

          b.   Annual Administration Fee:                 $10,000.00

          c.   Closing Attendance Fee: (ONLY IF INCURRED)  $1,000.00

(The Closing Attendance fee includes travel expenses for one officer's attendance at closing in New York City or Washington D.C. for up to two days; to the extent that more than two days' attendance is necessary, there will be an additional fee of $500.00 per day. Should it be required to send two officers, there will be a $500.00 fee for the second officer's attendance. Hotel accommodations are not included in the Closing Attendance Fee. The Closing Attendance Fee for one officer's attendance at closing in other cities is $750.00 per day plus travel expenses and hotel accommodations; to the extent that more than two days attendance is necessary there will be an additional fee of $500.00 per day, plus hotel accommodations.)

          d.   Transaction Fees:  (ONLY IF INCURRED)
                    Purchase, sale, withdrawal,
                    maturities, calls and puts of
                    domestic securities:               $15.00

                    Physical delivery of
                    domestic securities:               $50.00

                    Purchase of Eurodollar
                    certificate of deposit:            $65.00

                    Principal amortizing securities
                    (per pool/per month):              $10.00

                    Wire charge (per transfer):
                         Outgoing:                     $25.00
                         Incoming:                     $10.00

(Transfers made by associate banks may result in additional wire charges.)

          e.   Transfer or Re-Registration Fee:
               (ONLY IF INCURRED)                   $1,000.00

          f.   Termination Fee:       Not to exceed $5,000.00

(Wilmington Trust reserves the right to charge a fee relating to the termination of the Trust and the final distribution of the property held by the Trust, such fee to be determined at the time of termination.)

          2. In the event of a substantive change in the nature of the Owner Trustee's duties, and in any event after the expiration of three years from the closing date, Wilmington Trust reserves the right to adjust its fees, but only with the consent of the Company.

          3.    Wilmington  Trust requires that  the  Initial
Fee, the first year's Annual Administration Fee and the Closing Attendance Fee be paid on the closing date by wire transfer per the following wire transfer instructions:

                  Wilmington Trust Company
                    Wilmington, Delaware
                     ABA No. 031100092
                For credit to the account of
      Corporate Trust Administration - Income Account
                Account No. 9974-0 (Income)
                     Attn: Irene Lennon
            Reference: Trustee Fees and Expenses
          Transaction Name:   RightChoice Managed Care, Inc.
                              Voting Trust and Divestiture
                              Agreement

Thereafter, the Annual Administration Fee is due and payable annually in advance on each anniversary of the Closing Date (as defined in the Trust Agreement). Transaction Fees are due and payable annually in arrears. Charges remaining unpaid after the due date will incur a late interest charge of 1.5% per month, 18% per annum. Outside counsel's fees and expenses are due and payable upon receipt of an invoice therefor. All fees are nonrefundable and will not be pro rated in the event of an early termination of the Trust. In the event that the transaction does not close, Wilmington Trust reserves the right to be paid its initial fee and outside counsel's fees and expenses.

          4.    Out  of  pocket  expenses (including  outside
counsel's  fees and expenses in connection with  the  closing
and   in  connection  with  any  post-closing  matters)   are
additional and are billed separately.

          5. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute but one and the same Agreement.

          6. Invoices should be sent to the individual and Company at its address set forth below, or at such other address as such party shall hereafter furnish in writing:

               RightCHOICE Managed Care, Inc.
               1831 Chestnut Street
               St. Louis, Missouri  63103-2275
               Attn:      Angela F. Braly, General Counsel
               Ph: 314-923-4444
               Fax: (314) 923-8958
               E-mail: bralya@abcbs.com

          7. No waiver, modification or amendment of this Agreement shall be valid unless executed in writing by the parties hereto.

          8. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles.



                  [signature page follows]

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers effective as of the day first above written.

                              WILMINGTON TRUST COMPANY


                              By:     /s/W. Chris Sponenberg
                              Name:   W. Chris Sponenberg
                              Title:  Assistant Vice President


                              RIGHTCHOICE MANAGED CARE, INC.

                              By:    /s/ Angela F. Braly
                              Name:  Angela F. Braly
                              Title: Executive Vice
                                     President, General
                                     Counsel & Corporate Secretary


                                   Exhibit 2

                  REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of November 30, 2000, is made and entered into by and between RightCHOICE Managed Care, Inc., a Delaware corporation (the "Company"), and The Missouri Foundation For Health, a Missouri non-profit corporation (the "Foundation").

                            RECITALS

     A. Pursuant to the terms of a certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of March 14, 2000, by and among Blue Cross and Blue Shield of Missouri, a Missouri non-profit health services corporation, RightCHOICE Managed Care, Inc., a Missouri corporation, the
Foundation   and  the  Company,  the  Foundation  has   acquired,
contemporaneous with the execution of this Agreement, 14,962,500 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), representing approximately 80.1% of the issued and outstanding shares of Common Stock.

     B.    The Company has agreed to provide certain registration
rights  to  the Foundation with respect to the shares  of  Common
Stock  owned  by  the  Foundation,  subject  to  the  terms   and
conditions contained in this Agreement.

                            AGREEMENT

     In consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, the Company and the Foundation agree as follows:

     Section 1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

          (a) "Affiliate", as used with respect to the Foundation, has the meaning ascribed to such term in Rule 12b-2 of the Exchange Act, and in effect on November 17, 1993, but shall be deemed to not include the Company and its subsidiaries.

          (b) "Agreement" has the meaning set forth in the Preamble hereof.
          (c)  "Beneficially Own" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (d) "Blackout Period" has the meaning specified in Section 6 hereof.
          (e) "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of the State of Missouri and the United States of America.
          (f) "Bylaws" means the Bylaws of the Company as in effect at the time that reference is made thereto.
          (g) "Certificate of Incorporation" means the Certificate of Incorporation of the Company as in effect at the time that reference is made thereto.
          (h) "Closing Date" has the meaning provided therefor in the Reorganization Agreement.
          (i) "Common Stock" has the meaning set forth in Recital A hereof.
          (j)  "Company" has the meaning set forth in the Preamble hereof.
          (k) "Continuing Option" has the meaning specified in Section 4(a) hereof.
          (l)  "Continuing Option Notice" has the meaning specified in
Section 4(a) hereof.
          (m)  "Continuing Option Price" has the meaning specified in
Section 4(a) hereof.
          (n)  "Continuing Option Securities" has the meaning specified in
Section 4(a) hereof.
          (o) "Current Market Value" means the product of the number of Registrable Securities at issue multiplied by the closing sale price of a share of Common Stock on the NYSE on the date that the Current Market Value is to be determined.
          (p)  "Demand" has the meaning specified in Section 2(a) hereof.
          (q) "Demand Option" has the meaning specified in Section 2(b) hereof.
          (r)  "Demand Option Notice" has the meaning specified in
Section 2(b) hereof.
          (s)  "Demand Option Securities" has the meaning specified in
Section 2(b) hereof.
          (t)  "Demand Registration" has the meaning specified in
Section 2(a) hereof.
          (u) "Effective Period" means the period commencing on the date of this Agreement and ending on the first date on which there shall no longer exist any Registrable Securities.
          (v)  "Excess Shares" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (w) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made thereto.
          (x) "Foundation" has the meaning set forth in the Preamble hereof.
          (y) "Initial Continuing Option Exercise Date" means the first date on which the Foundation holds less than fifty percent (50%) of the issued and outstanding shares of Common Stock.
          (z) "Inspectors" has the meaning specified in Section 8(k) hereof.
          (aa)  "NASD" means the National Association of Securities
Dealers, Inc.
          (bb) "NYSE" means the New York Stock Exchange, Inc.
          (cc) "Ownership Limit" has the meaning set forth in Section 1 of
Article VII of the Certificate of Incorporation.
          (dd) "Person" means any individual, firm, partnership, corporation (including, without limitation, a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, and shall include any successor (by merger or otherwise) of any such entity.
          (ee) "Piggy-Back Request" has the meaning set forth in
Section 3(c) hereof.
          (ff) "Piggy-Back Rights" has the meaning set forth in
Section 3(b) hereof.
          (gg) "Private Placement Notice" has the meaning specified in
Section 11 hereof.
          (hh) "Private Placement Option" has the meaning specified in
Section 11 hereof.
          (ii) "Private Placement Option Notice" has the meaning specified in Section 11 hereof.
          (jj)  "Private Placement Securities" has the meaning specified in
Section 11 hereof.
          (kk) "Prospectus" means the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by any Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.
          (ll)  "Records" has the meaning specified in Section 8(k) hereof.
          (mm) "Registrable Securities" means any and all of (i) the shares of Common Stock held by the Foundation as of the date of this Agreement, and (ii) any securities issuable or issued or distributed in respect of any of the securities identified in clause (i) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise. Registrable
Securities shall cease to be Registrable Securities when and to the extent that (i) they shall have been transferred, sold, distributed or otherwise disposed of by the Foundation (whether pursuant to an underwritten public offering, a private placement transaction, Rule 144 or otherwise), (ii) they shall have ceased to be outstanding, or (iii) they shall have become Delinquent
Shares (as defined in the Voting Trust and Divestiture
Agreement).
          (nn) "Registration Expenses" means any and all reasonable expenses incident to performance of or compliance with this Agreement, including, without limitation, (i) all SEC, NASD and securities exchange registration and filing fees, (ii) all fees and expenses of complying with state securities or "blue sky" laws (including fees and disbursements of counsel for any underwriters in connection with blue sky qualifications of the Registrable Securities), (iii) all processing, printing, copying, messenger and delivery expenses, (iv) all fees and expenses incurred in connection with the listing of the Registrable
Securities on any securities exchange pursuant to Section 8(h) hereof, (v) all fees and disbursements of counsel for the Company and of its independent public accountants, and (vi) the reasonable fees and expenses of any special experts retained in connection with a registration under this Agreement, but excluding (A) any underwriting discounts and commissions and transfer taxes relating to the sale or disposition of Registrable Securities pursuant to a Registration Statement, and (B) any fees, expenses or disbursements of counsel and other advisers to the Foundation.
          (oo) "Registration Statement" means any registration statement (including a Shelf Registration) of the Company referred to in Sections 2 or 3 hereof, including any Prospectus, amendments and supplements to any such registration statement, including post-effective amendments, and all exhibits and all material incorporated by reference in any such registration statement.
          (pp) "Reorganization Agreement" has the meaning set forth in Recital A hereof.
          (qq) "Rule 144" means Rule 144 under the Securities Act, 17 C.F.R. 230.144, or any similar or successor rules or regulations hereafter adopted by the SEC.
          (rr) "SEC" means the United States Securities and Exchange Commission and any successor federal agency having similar powers.
          (ss) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made thereto.
          (tt) "Share-Rights" has the meaning specified in Section 3(b) hereof.
          (uu) "Shelf Registration" means a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities
Act (or any successor rule that may be adopted by the SEC).
          (vv) "Underwritten Offering" means an offering in which securities of the Company are sold to an underwriter for reoffering to the public pursuant to an effective Registration
Statement under the Securities Act.
          (ww) "Voting Trust and Divestiture Agreement" means that certain Voting Trust and Divestiture Agreement, of even date herewith, by and among the Company, the Foundation and the trustee named therein.

     Section 2.     Demand Registration Rights.

          (a) Throughout the Effective Period, the Foundation may, at any time from and after the Closing Date and subject to the terms hereof,  request  the Company in writing (each,  a  "Demand")  to effect  a registration with the SEC under and in accordance  with the  provisions  of  the Securities Act of all  or  part  of  the
Registrable  Securities  (a "Demand Registration").   The  Demand
shall  specify  the  aggregate number of  shares  of  Registrable
Securities requested to be so registered. Any request received by the Company from the Foundation as provided in this Section
2(a) shall be deemed to be a "Demand" for purposes of this Agreement unless the Company shall have notified the Foundation in writing, prior to its receipt of such request from the Foundation, of its intention to register securities with the SEC, in which case the request from the Foundation shall be governed by Section 3 hereof, not this Section 2.

          (b) Following its receipt of a Demand, the Company shall have the right, but not the obligation (the "Demand Option"), exercisable by providing written notice thereof (the "Demand
Option Notice") to the Foundation within fifteen (15) days, to purchase all or (subject to the penultimate sentence of this Section 2(b)) any portion of the Registrable Securities that are the subject of such Demand (the "Demand Option Securities") at a cash price per share equal to the average closing sale price per share of the Common Stock on the NYSE during the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the date of the Demand. The Demand Option
Notice shall state the number of Demand Option Securities that the Company shall purchase pursuant to the Demand Option, the aggregate purchase price therefor, and the closing date of the Company's purchase of the Demand Option Securities, which shall take place no later than thirty (30) days after the date of the Demand Option Notice. The Company shall pay for the Demand
Option Securities that it shall purchase pursuant to the Demand
Option at the closing thereof by wire transfer of immediately available funds to a bank account designated by the Foundation.
At such closing, the Foundation shall deliver or cause to be delivered to the Company the certificate or certificates representing the number of Demand Option Securities purchased by the Company as specified in the Demand Option Notice, free and clear of all liens, claims, security interests and other encumbrances. The Company shall be entitled to receive customary representations and warranties from the Foundation regarding such sale of Demand Option Securities (including representations regarding good title to such shares, free and clear of all liens, claims, security interests and other encumbrances).
Notwithstanding anything in this Section 2(b) to the contrary, unless the Foundation shall consent thereto, the Company shall not have the right to purchase less than all of the Demand Option
Securities pursuant to a Demand Option if the Current Market
Value (determined as of the date of the original Demand by the Foundation) of the Demand Option Securities that the Company shall have elected not to purchase shall be less than Thirty
Million Dollars ($30,000,000). In the event that the Company shall purchase all of the Demand Option Securities in accordance with this Section 2(b), then the requested Demand Registration related thereto shall not be deemed to count as a Demand
Registration described in Section 2(d)(i) or Section 2(d)(ii) hereof.

          (c) If the Company does not elect to exercise the Demand Option, or elects to purchase less than all of the Demand Option
Securities, the Company shall use its best efforts to file a Registration Statement for the Registrable Securities, or remainder thereof, identified in such Demand as soon as practicable and to cause such Registration Statement to become effective.

          (d) Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to file a Registration
Statement for the Registrable Securities identified in a Demand:
               (i) if the Company shall have previously effected a Demand Registration at any time during the immediately preceding one hundred eighty (180) day period;

               (ii) if the Company shall have previously effected a Demand Registration at any time during the calendar year in which the Demand was received;

               (iii) if the Company shall have previously effected a registration of Common Stock to be issued and sold by the Company at any time during the immediately preceding one hundred twenty
          (120) day period (other than a registration on Form S-4, Form S-8 or Form S-3 (with respect to dividend reinvestment plans and similar plans) or any successor forms thereto);
          (iv) if the number of Registrable Securities identified in the Demand shall have a Current Market Value (determined as of the date of such Demand) of less than Thirty Million Dollars ($30,000,000), unless such Registrable Securities identified in the Demand constitute all remaining Registrable Securities; or

               (v)  during the pendency of any Blackout Period.

          (e) The Company shall be permitted to satisfy its obligations under this Section 2 by amending (to the extent permitted by applicable  law) any Shelf Registration previously filed  by  the
Company  under the Securities Act so that such Shelf Registration
(as amended) shall permit the disposition (in accordance with the intended methods of disposition specified as aforesaid) of all of the  Registrable  Securities for which a Demand shall  have  been
made.   If  the Company shall so amend a previously  filed  Shelf
Registration, it shall be deemed to have effected one (1)  Demand
Registration.

          (f) A requested Demand Registration shall not be deemed to count as a Demand Registration described in Section 2(d)(i) or
Section 2(d)(ii) hereof if: (i) such registration has not been declared effective by the SEC or does not become effective in accordance with the Securities Act, (ii) after becoming effective, such registration is materially interfered with by any stop order, injunction or similar order or requirement of the SEC or other governmental agency or court for any reason not attributable to the Foundation and does not thereafter become effective, (iii) the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such Demand Registration are not satisfied or waived due to a failure on the part of the Company, or (iv) the Foundation shall have withdrawn its Demand or otherwise determined not to pursue such registration prior to the filing of the Registration
Statement with the SEC for such Demand, provided that the Foundation shall have reimbursed the Company for all of its out-of-pocket expenses incurred in connection with such Demand.

          (g) Should a Registration Statement filed pursuant to a Demand not become effective due to the failure of the Foundation to perform its obligations under this Agreement or the inability of the Foundation to reach agreement with the underwriter(s) on price or other customary terms for such transaction, or in the event the Foundation determines to withdraw or does not pursue a request for registration pursuant to a Demand (in each of the foregoing cases, provided that at such time the Company shall be in compliance in all material respects with its obligations under this Agreement), then such registration shall be deemed to count as a Demand Registration described in Section 2(d)(i) and
Section 2(d)(ii) hereof, unless the Foundation shall have reimbursed the Company for all of its Registration Expenses incurred in connection with such demand.

          (h) The Company shall have the right, but not the obligation, to include any securities to be issued and sold by the Company in any Registration Statement (including a Shelf Registration referred to in Section 2(e) hereof) filed pursuant to a Demand without the prior consent of the Foundation.

          (i) If the lead managing underwriter (selected by the Company as provided in Section 5 hereof) of an Underwritten Offering made pursuant to a Demand shall advise the Company in writing (with a copy to the Foundation) that marketing or other factors require a limitation on the number of shares of Common Stock which can be sold in such offering within a price range acceptable to the Foundation, then (i) if the Company shall have elected to include any securities to be issued and sold by the Company in such Registration Statement pursuant to Section 2(h) hereof, then the Company shall reduce the number of securities the Company shall intend to issue and sell pursuant to such Registration Statement such that the total number of securities being sold by the Foundation and the Company shall be equal to the number which can be sold in such offering within a price range acceptable to the Foundation, and (ii) if the Company shall not have elected to include any securities in such Registration Statement pursuant to
Section 2(h) hereof or if the reduction referred to in the previous clause (i) shall not be sufficient, then, notwithstanding Section 2(d)(iv) hereof, the Foundation shall reduce the number of Registrable Securities requested to be included in such offering to the number that the lead managing underwriter advises can be sold in such offering within such price range and such Demand shall count as a Demand Registration described in Section 2(d)(i) or Section 2(d)(ii) hereof, provided that at least $10,000,000 in gross sale proceeds shall have been received by the Foundation pursuant to such offering, otherwise such requested Demand Registration shall not be deemed to count as a Demand Registration described in Section 2(d)(i) or
Section 2(d)(ii) hereof (provided that the Foundation shall have reimbursed the Company for all of its out-of-pocket expenses incurred in the preparation, filing and processing of the Registration Statement).

     Section 3.     Piggy-Back Registration Rights.

          (a) The Company shall not file a Registration Statement relating to the public offering of Common Stock for sale for cash for its own account for a period of one hundred eighty (180) days following the Closing Date without the prior written consent of the Foundation, which consent shall not be unreasonably withheld.

          (b) Whenever the Company shall propose to file a Registration Statement under the Securities Act relating to the public offering of Common Stock for sale for cash for its own account, the Company shall give written notice to the Foundation at least fifteen (15) Business Days prior to the anticipated filing thereof, specifying the approximate date on which the Company proposes to file such Registration Statement and the intended method of distribution in connection therewith, and advising the Foundation of the Foundation's right to have any or all of the Registrable Securities then held by the Foundation included among the securities to be covered by such Registration Statement (the
"Piggy-Back Rights") and the Foundation's right, until such time as the Foundation holds less than fifty percent (50%) of the issued and outstanding shares of Common Stock, to have any or all of the Registrable Securities then held by the Foundation included among the securities to be covered by such Registration
Statement such that the Foundation shall be entitled to receive, at its option, up to fifty percent (50%) of the proceeds from the sale of shares of Common Stock to the public (the "Share-
Rights").

          (c) Subject to Section 3(d) and Section 3(e) hereof, in the event that the Foundation has and shall elect to utilize its Piggy-Back Rights or Share-Rights, the Company shall include in the Registration Statement the Registrable Securities identified by the Foundation in a written request (the "Piggy-Back Request") given to the Company not later than ten (10) Business Days prior to the proposed filing date of the Registration Statement. The Registrable Securities identified in the Piggy-Back Request shall be included in the Registration Statement on the same terms and conditions as the other shares of Common Stock included in the Registration Statement.

          (d) Notwithstanding anything in this Agreement to the contrary, the Foundation shall not have Piggy-Back Rights or Share-Rights with respect to (i) a Registration Statement on Form S-4 or Form
S-8 or Form S-3 (with respect to dividend reinvestment plans and similar plans) or any successor forms thereto, (ii) a Registration Statement filed in connection with an exchange offer or an offering of securities solely to existing stockholders or employees of the Company, (iii) a Registration Statement filed in connection with an offering by the Company of securities convertible into or exchangeable for Common Stock, (iv) a Registration Statement filed in connection with the redistribution of shares of Common Stock held by the Foundation in excess of the Ownership Limit pursuant to Article VI of the Voting Trust and Divestiture Agreement, or (v) a Registration
Statement filed in connection with a private placement of securities of the Company (whether for cash or in connection with an acquisition by the Company or one of its subsidiaries).

          (e) If the lead managing underwriter selected by the Company for an Underwritten Offering for which Piggy-Back Rights are requested determines that marketing or other factors require a limitation on the number of shares of Common Stock to be offered and sold in such offering, then (i) such underwriter shall provide written notice thereof to each of the Company and the Foundation, and (ii) there shall be included in the offering, first, all shares of Common Stock proposed by the Company to be sold for its account (or such lesser amount as shall equal the maximum number determined by the lead managing underwriter as aforesaid) and, second, only that number of Registrable
Securities requested to be included in such Registration
Statement by the Foundation that such lead managing underwriter reasonably and in good faith believes will not substantially interfere with (including, without limitation, adversely affect the pricing of) the offering of all the shares of Common Stock that the Company desires to sell for its own account.

          (f) Nothing contained in this Section 3 shall create any liability on the part of the Company to the Foundation if the Company for any reason should decide not to file a Registration Statement for which Piggy-Back Rights or Share-Rights are available or to withdraw such Registration Statement subsequent to its filing, regardless of any action whatsoever that the Foundation may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise.

          (g) A request made by the Foundation pursuant to its Piggy-Back Rights or Share-Rights to include Registrable Securities in a Registration Statement shall not be deemed to be a Demand
Registration described in Section 2(d)(i) or Section 2(d)(ii) hereof.

     Section 4.     Continuing Option.

          (a)  At any time and from time to time after the Initial
Continuing  Option  Exercise  Date  and  thereafter  during   the
Effective Period, the Company shall have the right, but not the obligation (the "Continuing Option"), exercisable by providing written notice thereof (the "Continuing Option Notice") to the Foundation, to purchase from the Foundation all or any portion of the Registrable Securities (the "Continuing Option Securities") at a cash price per share equal to the Continuing Option Price (as defined below in this Section 4(a)). The Continuing Option Notice shall state the number of Continuing Option Securities that the Company shall purchase pursuant to the Continuing Option, the aggregate purchase price therefor, and the closing
date   of  the  Company's  purchase  of  the  Continuing   Option
Securities, which shall take place within thirty (30) days of the date of the Continuing Option Notice. The Company shall pay for the Continuing Option Securities that it shall purchase pursuant to the Continuing Option at the closing thereof by wire transfer of immediately available funds to a bank account designated by the Foundation. At such closing, the Foundation shall deliver to the Company a certificate or certificates representing the number of Continuing Option Securities purchased by the Company as specified in the Continuing Option Notice, free and clear of all
liens,  claims,  security interests and other encumbrances.   The
Company shall be entitled to receive customary representations and warranties from the Foundation regarding such sale of Continuing Option Securities (including representations regarding good title to such shares, free and clear of all liens, claims, security interests and other encumbrances). The term "Continuing Option Price", as used herein, shall mean (i) prior to the consummation of a Demand Registration or an offering pursuant to a Piggy-Back Request, the greater of "A", "B" or "C", and (ii) from and after the consummation of a Demand Registration or an offering pursuant to a Piggy-Back Request, the greater of "A", or "B", where, for purposes of the foregoing clauses (i) and (ii), "A" shall mean the average closing sale price per share of Common Stock on the NYSE during the ten (10) consecutive trading days ending on the date that the Continuing Option Notice with respect to such Continuing Option shall have been provided, "B" shall mean the average closing sale price per share of Common Stock on the NYSE during the ten (10) consecutive trading days ending on the forty-fifth (45th) day prior to the date that the Continuing Option Notice with respect to such Continuing Option shall have been provided, and "C" shall equal the price per share received by the Foundation in its most recent sale of Private Placement Securities pursuant to Section 11 hereof (regardless of whether such Private Placement Securities shall have been sold to qualified investors or to the Company).

          (b) If the Company shall purchase Continuing Option Securities pursuant to Section 4(a) hereof, it shall not, for a period of forty-five (45) days thereafter, sell shares of Common Stock for cash in public or private transactions (except that the Company shall be permitted, during such period, to issue Common Stock pursuant to benefit, stock option and dividend reinvestment plans for its directors, officers, employees and shareholders).

     Section 5.     Selection of Underwriters.

          (a) In connection with any Underwritten Offering made pursuant to a Demand, the Company shall have the right to select the lead managing  underwriter  and  any  other  managing  underwriter  to administer  the  Underwritten Offering,  so  long  as  each  such underwriter  shall be reasonably satisfactory to the  Foundation.
Each   underwriter  selected  by  the  Company  shall  be  deemed reasonably satisfactory to the Foundation unless the Foundation sends a written notice of objection to the Company within five
(5) Business Days following receipt of written notice from the Company of the selection of the underwriter.

          (b) The Foundation acknowledges and agrees that Salomon Smith Barney shall be reasonably satisfactory to the Foundation to serve as a managing underwriter for any Underwritten Offering made pursuant to a Demand.

     Section 6. Blackout Periods. If the Company determines in good faith that the registration and distribution of Registrable Securities (or the use of the Registration Statement or related Prospectus) resulting from a Demand received from the Foundation would (i) materially and adversely interfere with any previously announced business combination transaction involving the Company pursuant to which the Company would issue, in connection with such transaction, shares of Common Stock to some or all of the equity owners of the counter-party to such business combination transaction, or (ii) result in the premature disclosure of any pending financing, acquisition, corporate reorganization or any other corporate development involving the Company or any of its subsidiaries, and, in either such event, the Company shall
promptly   give   the   Foundation   written   notice   of   such
determination, then the Company shall be entitled to (x) postpone the filing of the Registration Statement otherwise required to be prepared and filed by the Company pursuant to Section 2 hereof, or (y) elect that the effective Registration Statement not be used, in either case for a reasonable period of time, but not to exceed one hundred twenty (120) days after the date that the Demand was made (a "Blackout Period"). Any such written notice shall contain a general statement of the reasons for such postponement or restriction on use and an estimate of the
anticipated  delay.   The  Company  shall  promptly  notify   the
Foundation of the expiration or earlier termination of such Blackout Period.

     Section 7.     Holdback.

          (a) If (i) during the Effective Period, the Company shall file a Registration Statement (other than a registration on Form S-4,
Form S-8 or Form S-3 (with respect to dividend reinvestment plans and  similar plans) or any successor forms thereto) with  respect to  any  shares  of its capital stock, and (ii)  upon  reasonable prior  notice  (A) the Company (in the case of a non-underwritten offering  pursuant  to such Registration Statement)  advises  the
Foundation  in writing that a sale or distribution of Registrable
Securities  would  adversely affect such  offering,  or  (B)  the
managing  underwriter  or  underwriters  (in  the  case   of   an
Underwritten  Offering) advise the Company in writing  (in  which case  the  Company shall notify the Foundation) that  a  sale  or distribution  of  Registrable Securities would  adversely  impact such  offering,  then the Foundation shall,  to  the  extent  not inconsistent with applicable law, refrain from effecting any sale
or   distribution  of  Registrable  Securities,  including  sales pursuant to Rule 144, during the period commencing on the date of such notice and continuing until the ninetieth (90th) day after the effective date of such Registration Statement.

          (b) During the thirty (30) day period commencing on the effective date of a Registration Statement filed by the Company on behalf of the Foundation in connection with an Underwritten Offering pursuant to a Demand, the Company shall not effect (except pursuant to registrations on Form S-4 or Form S-8 or Form S-3 (with respect to dividend reinvestment plans and similar plans) or any successor forms thereto and except pursuant to
Section 2(h) hereof) any public sale or distribution of Common Stock or of preferred stock or securities convertible into or exercisable for Common Stock.

     Section 8. Registration Procedures. If and whenever the Company shall be required to use its best efforts to effect or cause the registration of any Registrable Securities under the Securities Act as provided in this Agreement, the Company shall and, with respect to Sections 8(m) and 8(n), the Foundation shall:

          (a) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities on any form for which the Company then qualifies or that counsel for the Company shall deem appropriate, and which form shall be available for the sale of the Registrable Securities in accordance with the intended methods of distribution thereof, and use its best efforts to cause such Registration Statement to become and remain effective;

          (b) prepare and file with the SEC amendments and post-effective amendments to such Registration Statement and such amendments and supplements to the Prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration or as may be required by the rules, regulations or instructions applicable to the registration form utilized by the Company or by the Securities Act for a Shelf Registration or otherwise necessary to keep such Registration Statement effective for at least ninety (90) days and cause the Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act, and to otherwise comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until the earlier of (x) such 90th day or (y) such time as all Registrable
Securities covered by such Registration Statement shall have ceased to be Registrable Securities (it being understood that the Company at its option may determine to maintain such effectiveness for a longer period, whether pursuant to a Shelf
Registration or otherwise); provided, however, that a reasonable time before filing a Registration Statement or Prospectus, or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act), the Company shall furnish to the Foundation, the managing underwriter and their respective counsel for review and comment, copies of all documents proposed to be filed;

          (c) furnish to the Foundation and to any underwriter in connection with an Underwritten Offering such number of conformed copies of such Registration Statement and of each amendment and post-effective amendment thereto (in each case including all exhibits) and such number of copies of any Prospectus or Prospectus supplement and such other documents as the Foundation or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by the Foundation or underwriter (the Company hereby consenting to the use (subject to the limitations set forth in Section 8(n) hereof) of the Prospectus or any amendment or supplement thereto in connection with such disposition);

          (d) use its best efforts to register or qualify such Registrable Securities covered by such Registration Statement under such other securities or "blue sky" laws of such jurisdictions as the Foundation shall reasonably request, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where, but for the requirements of this Section 8(d), it would not be obligated to be so qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

          (e) notify the Foundation, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act within the appropriate period mentioned in Section 8(b) hereof, of the Company's becoming aware that the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and, at the request of the Foundation, prepare and furnish to the Foundation a reasonable number of copies of an amendment or supplement to such Registration Statement or related Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

          (f)  notify the Foundation at any time:
               (1) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

               (2) of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for additional information;

               (3) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or any order preventing the use of a related Prospectus, or the initiation (or any overt threats) of any proceedings for such purposes;

               (4) of the receipt by the Company of any written notification of the suspension of the qualification of any of the Registrable
Securities for sale in any jurisdiction or the initiation (or overt threats) of any proceeding for that purpose; and

               (5) if at any time the representations and warranties of the Company contemplated by paragraph (i) below cease to be true and correct in all material respects;

          (g) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders an earnings statement that shall satisfy the provisions of Section 11(a) of the Securities Act, provided that the Company shall be deemed to have complied with this Section
8(g) if it shall have complied with Rule 158 under the Securities
Act;

          (h) use its best efforts to cause all such Registrable Securities to be listed on the NYSE, The Nasdaq Stock Market or any other national securities exchange or automated quotation system on which the class of Registrable Securities being registered is then listed, if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange, and to provide a transfer agent and registrar for such Registrable Securities covered by such Registration Statement no later than the effective date of such Registration Statement;

          (i) enter into agreements (including an underwriting agreement in the form customarily entered into by the Company in a comparable Underwritten Offering) and take all other appropriate and all commercially reasonable actions in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement shall be entered into and whether or not the registration shall be an underwritten registration:

               (i) make such representations and warranties to the Foundation and the underwriters, if any, in form, substance and scope as are customarily made by the Company to underwriters in comparable Underwritten Offerings;

               (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions shall be reasonably satisfactory (in form, scope and substance) to the managing underwriters, if any, and the Foundation) addressed to the Foundation and the underwriters covering the matters customarily covered in opinions requested in comparable Underwritten Offerings by the Company;

               (iii) obtain "comfort letters" and updates thereof from the Company's independent certified public accountants addressed to the Foundation and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "comfort letters" by independent accountants in connection with comparable underwritten offerings on such date or dates as may be reasonably requested by the managing underwriter;

               (iv) provide the indemnification in accordance with the provisions and procedures of Section 11 hereof to all parties to be indemnified pursuant to such Section 11; and

               (v) deliver such documents and certificates as may be reasonably requested by the Foundation and the managing underwriters, if any, to evidence compliance with clause (f) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company:

          (j) cooperate with the Foundation and the managing underwriter or underwriters to facilitate, to the extent reasonable under the
circumstances,   the   timely   preparation   and   delivery   of
certificates representing the securities to be sold under such Registration Statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or underwriters, if any, or the Foundation may request and/or in a form eligible for deposit with the Depository
Trust Company;

          (k) make available to the Foundation, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney, accountant or other agent retained by the Foundation or underwriter (collectively, the "Inspectors"), reasonable access to appropriate officers of the Company and the Company's subsidiaries to ask questions and to obtain information reasonably requested by such Inspector and all financial and other records and other information, pertinent corporate documents and properties of any of the Company and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility; provided, however, that the Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs a confidentiality agreement reasonably satisfactory to the Company or either (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission of a material fact in such Registration Statement, or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction; provided, further, that any decision regarding the disclosure of information pursuant to subclause (i) shall be made only after consultation with counsel for the applicable Inspectors; and provided, further, that the Foundation agrees that it shall, promptly after learning that disclosure of such Records is sought in a court having jurisdiction, give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of such Records;

          (l) in the event of the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order suspending or preventing the use of any related Prospectus or suspending the qualification of any Registrable Securities included in the Registration Statement for sale in any jurisdiction, the Company shall use all commercially reasonable efforts promptly to obtain its withdrawal;

          (m) the Foundation shall furnish the Company with such information regarding the Foundation and pertinent to the disclosure requirements relating to the registration and the distribution of such securities as the Company may from time to time reasonably request in writing; and

          (n) the Foundation shall, upon receipt of any notice from the Company of the happening of any event of the kind described in
Section 8(e) hereof, forthwith discontinue disposition of Registrable Securities pursuant to the Prospectus or Registration
Statement covering such Registrable Securities until the Foundation shall have received copies of the supplemented or amended Prospectus contemplated by Section 8(e) hereof, and, if so directed by the Company, the Foundation shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in the Foundation's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

     Section 9. Registration Expenses. Except as otherwise provided herein, in connection with all registrations of Registrable Securities made pursuant to a Demand Registration, Piggy-Back Rights or Share-Rights, the Company shall pay all Registration Expenses.


     Section 10. Rule 144. The Company shall take such measures and file such information, documents and reports as shall be required by the SEC as a condition to the availability of Rule 144. The Foundation shall not be permitted to sell any Registrable Securities pursuant to Rule 144 until such time as the Foundation shall have sold Registrable Securities to non-Affiliates of the Foundation and shall have received in exchange therefor aggregate proceeds of at least Fifty Million Dollars ($50,000,000). Thereafter, the Foundation shall not be permitted to sell any Registrable Securities pursuant to Rule 144 if
(i) such sale shall be to any Person that Beneficially Owns any shares of Common Stock in excess of the Ownership Limit applicable to such Person; (ii) such sale shall cause any Person to Beneficially Own any shares of Common Stock in excess of the Ownership Limit applicable to such Person; or (iii) such sale would violate the terms of this Agreement, the Voting Trust and Divestiture Agreement, the Certificate of Incorporation or the Bylaws.

     Section 11. Private Placements. Subject to the terms of this Agreement, the Voting Trust and Divestiture Agreement, the Certificate of Incorporation, the Bylaws and the right of first refusal in favor of the Company described below in this
Section 11, the Foundation shall have the right at all times to sell shares of Registrable Securities in one or more private placements (the "Private Placement Securities") to qualified investors provided that the Foundation provides written notice to the Company at least forty-five (45) Business Days prior to making any such proposed private placement advising the Company of the terms and conditions of such proposed private placement
(the "Private Placement Notice"), and provided further that the consummation of such proposed private placement would not cause any Person to Beneficially Own any shares of Common Stock in excess of the Ownership Limit applicable to such Person. The
Private Placement Notice shall contain the identity of the proposed private placement purchaser, the price at which the Private Placement Securities shall be sold to the proposed private placement purchaser, the number of Private Placement Securities to be sold to the proposed private placement purchaser, and all other material terms and conditions of the proposed private placement. Following its receipt of the Private Placement Notice, the Company shall have the right, but not the obligation (the "Private Placement Option"), exercisable by providing written notice thereof (the "Private Placement Option Notice") to the Foundation within thirty (30) Business Days, to purchase all (but not less than all) of the Private Placement Securities on the same terms and conditions contained in the Private Placement Notice. The Private Placement Option Notice shall state the number of Private Placement Securities that the Company shall purchase pursuant to the Private Placement Option, the aggregate purchase price therefor, and the closing date of the Company's purchase of the Private Placement Securities, which shall take place no later than sixty (60) days after the date of the Private Placement Option Notice. The Company shall pay for the Private Placement Securities that it shall purchase pursuant to the Private Placement Option at the closing thereof by wire transfer of immediately available funds to a bank account designated by the Foundation. At such closing, the Foundation shall deliver to the Company a certificate or certificates representing the number of Private Placement Securities, free and clear of all liens, claims, security interests and other encumbrances. The Company shall be entitled to receive customary representations and warranties from the Foundation regarding such sale of Private Placement Securities (including representations regarding good title to such shares free and clear of all liens, claims, security interests and other encumbrances). If the Company shall elect not to exercise the Private Placement Option, the Foundation may sell the Private Placement Securities identified in the Private Placement Notice at the time and subject to all of the terms and the conditions contained in the Private Placement Notice.

     Section 12. Covenants of Foundation. The Foundation hereby covenants and agrees that it shall not sell any Registrable
Securities in violation of the Securities Act and this Agreement, the Voting Trust and Divestiture Agreement, the Certificate of
Incorporation and the Bylaws.

     Section 13.    Indemnification; Contribution.

          (a) The Company shall indemnify and hold harmless the Foundation, its officers and directors, and any agent or investment adviser thereof against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees and expenses) incurred by such party pursuant to any actual or threatened action, suit, proceeding or investigation arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, any Prospectus or preliminary Prospectus, or any amendment or supplement to any of the foregoing, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or a preliminary Prospectus, in light of the circumstances then existing) not misleading, except in each case insofar as the same arise out of or are based upon, any such untrue statement or omission made in reliance on and in conformity with information with respect to the Foundation furnished to the Company by the Foundation or its counsel expressly for use therein. In connection with an Underwritten Offering, the Company shall indemnify the underwriters thereof, their officers, directors and agents and each Person who controls such underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Foundation. Notwithstanding the foregoing provisions of this
Section 11(a), the Company shall not be liable to the Foundation, any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other Person, if any, who controls any such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), under this Section 11 for any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense that arises out of an untrue statement or alleged untrue statement or omission or alleged omission in the preliminary Prospectus if the Foundation, or other Person on behalf of the Foundation, failed to send or deliver a copy of a final Prospectus to the Person asserting the claim prior to the written confirmation of the sale of the Registrable Securities to such Person and such statement or omission was corrected in such final Prospectus and the Company had previously and timely furnished sufficient copies thereof to the Foundation in accordance with this Agreement.

          (b) In connection with any registration of Registrable Securities pursuant to this Agreement, the Foundation shall furnish to the Company and any underwriter in writing such information, including the name, address and the amount of Registrable Securities held by the Foundation, as the Company or any underwriter reasonably requests for use in the Registration Statement relating to such registration or the related Prospectus and agrees to indemnify and hold harmless the Company, any underwriter, each such party's officers and directors and each Person who controls each such party (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange
Act), and any agent or investment adviser thereof against all losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees and expenses) incurred by each such party pursuant to any actual or threatened action, suit, proceeding or investigation arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, any Prospectus or preliminary Prospectus, or any amendment or supplement to any of the foregoing, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or a preliminary Prospectus, in light of the circumstances then existing) not misleading, but only to the extent that any such untrue statement or omission is made in reliance on and in conformity with information with respect to the Foundation furnished to the Company or any underwriter by the Foundation or its counsel specifically for inclusion therein. Notwithstanding the foregoing provisions of this Section 13(b), the Foundation shall not be liable to the Company, any underwriter, each such parties' officers or directors, any other Person who controls any such party (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange
Act), or any agent or investment advisor thereof, if the Foundation had provided information curing any untrue statement or omission in time reasonably sufficient to prevent the inclusion of such untrue statement or omission in the Registration Statement.

          (c) Any Person entitled to indemnification hereunder agrees to give prompt written notice to the indemnifying party after the receipt by such indemnified party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such indemnified party may claim indemnification or contribution pursuant to this
Section 11 (provided that failure to give such notification shall not affect the obligations of the indemnifying party pursuant to this Section 11 except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure). In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 11 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the foregoing, if (i) the indemnifying party shall not have employed counsel reasonably satisfactory to such indemnified party to take charge of the defense of such action within a reasonable time after notice of commencement of such action (so long as such failure to employ counsel is not the result of an unreasonable determination by such indemnified party that counsel selected pursuant to the immediately preceding sentence is unsatisfactory) or if the indemnifying party shall not have demonstrated to the reasonable satisfaction of the indemnified party its ability to finance such defense, or (ii) the actual or potential defendants in, or targets of, any such action include both the indemnifying party and such indemnified party and such indemnified party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the indemnifying party which, if the indemnifying party and such indemnified party were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such indemnified party, then such indemnified party shall have the right to employ separate counsel, in which case the fees and expenses of one counsel or firm of counsel (plus one local or regulatory counsel or firm of counsel) selected by a majority in interest of the indemnified parties shall be borne by the indemnifying party and the fees and expenses of all other counsel retained by the indemnified parties shall be paid by the indemnified parties. No indemnified party shall consent to entry of any judgment or enter into any settlement without the consent
(which consent, in the case of an action, suit, claim or proceeding exclusively seeking monetary relief, shall not be unreasonably withheld) of each indemnifying party.

          (d) If the indemnification from the indemnifying party provided for in this Section 11 is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the actions which resulted in such losses, claims, damages, liabilities and expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 11(c) hereof, any legal and other fees and expenses reasonably incurred by such indemnified party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 11(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 11(d). Notwithstanding the provisions of this Section 11(d), no underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and the Foundation shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable
Securities of the Foundation were offered to the public exceeds the amount of any damages which the Foundation has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
If indemnification is available under this Section 11, the indemnifying parties shall indemnify each indemnified party to the fullest extent provided in Section 11(a) or (b) hereof, as the case may be, without regard to the relative fault of such indemnifying parties or indemnified party or any other equitable consideration provided for in this Section 11(d).

          (e) The provisions of this Section 11 shall be in addition to any liability which any party may have to any other party and shall survive any termination of this Agreement. The indemnification provided by this Section 11 shall remain in full force and effect irrespective of any investigation made by or on behalf of an indemnified party, so long as such indemnified party is not guilty of acting in a fraudulent, reckless or grossly negligent manner.

     Section 14. Participation in Underwritten Offerings. The Foundation may not participate in any Underwritten Offering hereunder unless the Foundation (a) in the case of a registration pursuant to Section 3 hereof, agrees to sell the Foundation's securities on the basis provided in any underwriting arrangements approved by the Company in its reasonable discretion, and
(b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

     Section 15. Injunctions. Each party acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Therefore, each party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, such remedy being in addition to any other remedy to which such party may be entitled at law or in equity.

     Section 16. Amendments and Waivers. No amendment, modification, supplement, termination, consent or waiver of any provision of this Agreement, nor consent to any departure herefrom, shall in any event be effective unless the same is in writing and is signed by the party against whom enforcement of the same is sought. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which given.

     Section 17. Notices. All notices, consents, requests, demands and other communications hereunder must be in writing, and shall be deemed to have been duly given or made: (i) when delivered in person; (ii) three (3) days after deposited in the United States mail, first class postage prepaid; (iii) in the case of telegraph or overnight courier services, one (1) Business Day after delivery to the telegraph company or overnight courier service with payment provided; or (iv) in the case of telex or telecopy or fax, when sent, verification received; in each case addressed as follows:

          if to the Company:

          John A. O'Rourke
          Chairman, President and Chief Executive Officer
          RightCHOICE Managed Care, Inc.
          1831 Chestnut Street
          St. Louis, Missouri  63103
          Fax:  (314) 923-8958

          with copy to:

          John J. Riffle, Esq.
          Lewis, Rice & Fingersh, L.C.
          500 North Broadway, Suite 2000
          St. Louis, Missouri 63102
          Fax:  (314) 444-7788

          if to the Foundation:

          P.O. Box 726
          Jefferson City, Missouri 65102-0726
          Attention:  Chairman

          with copy to:

          Jeremiah (Jay) Nixon
          c/o Paul C. Wilson, Esq.
          Assistant Attorney General
          221 West High
          Jefferson City, Missouri 65101

     Section 18. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors of each of the parties. This Agreement and the provisions of this Agreement that are for the benefit of the Foundation shall not be assignable by the Foundation to any Person and any such purported assignment shall be null and void.

     Section 19. Counterparts. This Agreement may be executed in one (1) or more counterparts, all of which shall be considered one (1) and the same agreement and shall become effective when one (1) or more counterparts have been signed by each of the parties and delivered to the other parties.

     Section 20. Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     Section 21. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to choice or conflict of laws rules.

     Section 22. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, shall be held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all remaining provisions contained herein shall not be in any way impaired thereby.

     Section 23. Entire Agreement. This Agreement, including any exhibits or attachments referred to herein, is intended by the parties as a final expression and a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings with respect to the subject matter hereof, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     Section 24. Further Actions; Best Efforts. The Foundation shall use its best efforts to take or cause to be taken all appropriate action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable law and regulations to assist the Company in the performance of its obligations hereunder, including, without limitation, the preparation and filing of any Registration Statements pursuant to any Demand.

     Section 25. Fair Construction. This Agreement is the product of negotiation and shall be deemed to have been drafted by all of the parties. It shall be construed in accordance with the fair meaning of its terms and its language shall not be strictly construed against, nor shall ambiguities be resolved against, any particular party.

                [signatures appear on next page]

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.


                            RIGHTCHOICE MANAGED CARE, INC.,
                            a Delaware corporation



                            By: /s/ John A. O'Rourke
                                Name:  John A. O'Rourke
                                Title:  President


                            THE  MISSOURI FOUNDATION FOR  HEALTH,
                            a Missouri nonprofit corporation


                            By: /s/ Paul C. Wilson
                                Name:  Paul C. Wilson
                                Title:  Chairman


                                   Exhibit 3

                    INDEMNIFICATION AGREEMENT


     THIS INDEMNIFICATION AGREEMENT (this "Agreement") is made and entered into this 30th day of November, 2000, by and between RightCHOICE Managed Care, Inc., a Delaware corporation and the successor by merger to Blue Cross and Blue Shield of Missouri (the "Company"), and The Missouri Foundation For Health, a Missouri non-profit corporation (the "Foundation").

                            RECITALS

     A. In 1994, Blue Cross and Blue Shield of Missouri, a Missouri non-profit health services corporation ("BCBSMo") consummated a series of transactions (the "1994 Reorganization") pursuant to which certain assets and liabilities of BCBSMo were transferred to a newly formed for-profit subsidiary, RightCHOICE Managed Care, Inc., a Missouri corporation ("Old RIT"), and a minority interest in Old RIT was sold to the public.

     B. Pursuant to the terms of a certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of March 14, 2000, by and among BCBSMo, Old RIT, the Foundation and the Company, the Foundation has acquired, contemporaneous with the execution of this Agreement, 14,962,500 shares of common stock, par value $.01 per share, of the Company, representing approximately 80.1% of the issued and outstanding shares of common stock of the Company.

     C. In contemplation of the transactions provided for under the Reorganization Agreement, BCBSMo (or the appropriate party) has received a tax opinion letter from PricewaterhouseCoopers LLP dated June 14, 2000 and reaffirmed November 30, 2000, that, among other things, (i) gain or loss will not be recognized by BCBSMo, Old RIT, HALIC (as defined in the Reorganization Agreement), the Company, the Foundation or the public shareholders of both Old RIT and the Company for federal income tax purposes pursuant to the Transfer and Assumption Transaction, except that BCBSMo could recognize gain to the extent its basis in any assets transferred differs from the fair market value, (ii) the Charter Conversion Transaction should be treated as a recapitalization under
Section  368(a)(1)(E) of the Internal Revenue Code  of  1986,  as
amended (the "Code"), should not result in the recognition of gain or loss by the Foundation, and will not result in the recognition of gain or loss by BCBSMo or New BCBSMo (as defined in the Reorganization Agreement) for federal income tax purposes,
(iii) the Reincorporation Merger Transaction will qualify as a reorganization under Section 368(a) of the Code and no gain or loss will be recognized by New BCBSMo, the Company or the Foundation for federal income tax purposes, (iv) the RIT/New RIT Merger Transaction will be both a liquidation under Sections 332 and 337 of the Code and a reorganization under Section 368(a) of the Code and no gain or loss will be recognized by Old RIT, the Company, the shareholders of both Old RIT and the Company or the Foundation for federal income tax purposes, and (v) no gain will be recognized by BCBSMo, New BCBSMo, Old RIT, the Company, the shareholders of any of the foregoing entities, or the Foundation under Section 337(b)(2) or (d) of the Code. The various transactions contemplated by the Reorganization Agreement are hereinafter referred to collectively as the "Current Reorganization."

     D. In contemplation of the transactions provided for under the Reorganization Agreement, BCBSMo (or the appropriate party) has requested a private letter ruling (the "IRS Ruling") from the Internal Revenue Service (the "IRS"), that, among other things,
(i) for federal income tax purposes, the Current Reorganization will be characterized as if it occurred as follows: (a) Charter Conversion Transaction, (b) Reincorporation Merger Transaction,
(c) RIT/New RIT Merger Transaction, and (d) Transfer and Assumption Transaction as if directly between Company and HALIC;
(ii) the Charter Conversion Transaction will constitute a reorganization under Section 368(a)(1)(E) of the Code and no gain or loss will be recognized by BCBSMo, New BCBSMo or the Foundation for federal income tax purposes, (iii) the Transfer and Assumption Transaction will qualify as an exchange under
Section 351 of the Code and gain or loss will not be recognized by the Company or HALIC for federal income tax purposes, and
(iv)  no  gain or loss will be recognized by BCBSMo  pursuant  to
Section 337(b)(2) or (d) of the Code.

     E. In order to induce Old RIT and the Company to enter into the Reorganization Agreement and agree to succeed to certain liabilities of BCBSMo as a result of the Current Reorganization, the Foundation has agreed to enter into this Agreement to provide indemnification to certain entities and individuals against liabilities that the parties have determined should be assumed by the Foundation as the successor to and beneficiary of the principal assets of BCBSMo, including certain tax liabilities that may arise as a result of the consummation of the Current Reorganization.

                            AGREEMENT

     In consideration of the foregoing and the covenants and agreements set forth herein and in the Reorganization Agreement, and intending to be legally bound, the parties hereto agree as follows:

     Section 1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

          (a) "1994 Reorganization" has the meaning specified in Recital A hereof.

          (b)  "BCBSMo" has the meaning set forth in the Preamble hereof.
          (c) "Charter Conversion Transaction" has the meaning provided therefor in the Reorganization Agreement.
          (d)  "Company" has the meaning set forth in the Preamble hereof.
          (e) "Conversion Claims" means all claims, demands, rights, liabilities, damages, losses, and causes of action, direct or indirect, or derivative, individual or representative, of every nature and description whatsoever, that have been asserted or may in the future be asserted (i) in the Sarkis Litigation, or
(ii) both arising out of or relating to either the 1994
Reorganization or the Current Reorganization, and arising out of or relating to either the status of BCBSMo as a mutual benefit or public benefit corporation under Missouri law or the ownership, beneficial ownership, or rights to the assets, surplus or equity of BCBSMo or any subsidiary or affiliate of BCBSMo.
          (f) "Current Reorganization" has the meaning specified in Recital C hereof.
          (g) "Current Reorganization Claims" means any and all claims, demands, rights, liabilities, damages, losses, and causes of action, direct or indirect, or derivative, individual or representative, of every nature and description whatsoever, arising out of or relating to the Current Reorganization.
          (h) "Foundation" has the meaning set forth in the Preamble hereof.
          (i) "Income Tax Indemnified Parties" means the Company, all of its subsidiaries and affiliates, and all of the directors, officers, agents and employees of the Company, or any of its subsidiaries or affiliates.
          (j) "Indemnified Parties" means each and every Income Tax Indemnified Party, Section 3(a) Indemnified Party and
Section 3(c) Indemnified Party.
          (k)  "IRS Ruling" has the meaning set forth in Recital C hereof.
          (l)  "Old RIT" has the meaning set forth in Recital A hereof.
          (m) "Reincorporation Merger Transaction" as the meaning provided therefor in the Reorganization Agreement.
          (n) "Reorganization Agreement" has the meaning set forth in Recital B hereof.
          (o) "RIT/New RIT Merger Transaction" has the meaning provided therefor in the Reorganization Agreement.
          (p) "Sarkis Litigation" means, collectively, the private putative class action pending in the Circuit Court for the City of St. Louis styled Anthony J. Sarkis, Sr., and James Hacking v.
Roy R. Heimberger, et al., No. 962-00938, and the action pending in the Circuit Court of Cole County styled Blue Cross and Blue
Shield of Missouri v. Jeremiah W. "Jay" Nixon, Cause No. CV197-
1558CC.
          (q)  "Section 3 Indemnified Parties" means, collectively, the
Section 3(a) Indemnified Parties and the Section 3(c) Indemnified
Parties.
          (r) "Section 3(a) Indemnified Parties" means each and every past and present director, officer, agent, employee and independent contractor of BCBSMo or of any subsidiary of BCBSMo. For purposes of this definition, Old RIT and its subsidiaries shall not be deemed subsidiaries of BCBSMo.
          (s) "Section 3(c) Indemnified Parties" means the Company, all of its subsidiaries and affiliates, and each and every past and present director, officer, agent, employee and independent contractor of the Company or of any of its subsidiaries or affiliates.
          (t) "Transfer and Assumption Transaction" has the meaning provided therefor in the Reorganization Agreement.

     Section 2.     Income Tax Indemnity.

          (a) The Foundation shall unconditionally, irrevocably and absolutely indemnify, defend and hold harmless the Income Tax Indemnified Parties from and against the net amount of Federal, state and local income tax liabilities (together with any penalties, interest, fines, additions to tax, costs and expenses, including attorneys' and other professional fees incurred in connection with the defense, settlement or compromise thereof), including those tax liabilities, if any, resulting from the receipt of indemnity payments by the Company pursuant to this Agreement (the "Tax Indemnification Amount"), incurred by any of
the   Income   Tax  Indemnified  Parties,  as  a  result   of   a
determination by the IRS or other appropriate state or local authority that the Transfer and Assumption Transaction, the
Charter   Conversion  Transaction,  the  Reincorporation   Merger
Transaction, or the RIT/New RIT Merger Transaction constitutes a taxable transaction and/or result in the recognition of gain for Federal income tax purposes under any section of the Code, including under section 337(d) of the Code (each of such transactions is referred to herein as a "Tax Indemnification Transaction"), or for state or local income tax purposes under any comparable provisions of state or local income tax laws. The Tax Indemnification Amount shall be calculated as if the Tax
Indemnification    Transaction(s)   which    cause(s)    a    Tax
Indemnification  Amount  to  be  incurred  by   an   Income   Tax
Indemnified Party creates the only item of taxable income (determined without deduction for expenses incurred in the year in issue) of the Income Tax Indemnified Party for the year in issue and is taxable at the highest maximum applicable rate. The Tax Indemnification Amount shall not be reduced by carryovers from prior years of credits, net operating losses or similar tax
benefits.   Notwithstanding the foregoing, the  Foundation  shall
have no obligation to indemnify any of the Income Tax Indemnified Parties as set forth in this Section 2(a) if in connection with the imposition of tax liability under any section of the Code, including under section 337(d) of the Code, or under state or local tax laws, it is determined that such imposition is a result of the Reorganization not being consummated in accordance with the terms of the Reorganization Agreement.

          (b) An Income Tax Indemnified Party shall promptly notify the Foundation in writing of any assertion by the IRS or any appropriate state or local authority of a tax liability for which such Income Tax Indemnified Party may be indemnified under this Agreement (provided that failure to give such notification shall not affect the obligations of the Foundation pursuant to this
Section 2 except to the extent the Foundation shall have been actually prejudiced as a result of such failure), and the Foundation shall have the opportunity, at the Foundation's sole expense, to participate jointly with the Income Tax Indemnified
Party in contesting or settling any such asserted tax liability.
The Foundation shall have thirty days following the receipt of such notice from an Income Tax Indemnified Party to notify the Income Tax Indemnified Party of its election to participate in contesting or settling the tax liability. If the Foundation shall elect to participate as provided in the preceding sentence, no decision (procedural or substantive) shall be made unless and until discussions have been held between the Income Tax
Indemnified Party and the Foundation regarding same; provided, however, the Income Tax Indemnified Party shall have the primary responsibility for determining the manner in which the tax liability shall be contested or settled. Each proposed settlement that the Income Tax Indemnified Party desires to accept and that could result in a payment by the Foundation under this Section 2 shall be submitted to the Foundation by the Income
Tax Indemnified Party for the Foundation's prior approval.  The
Foundation shall have ten days following the date of submission of a proposed settlement to approve or disapprove of such settlement. If no approval or disapproval shall have been received by the Income Tax Indemnified Party within such ten day period, then the Foundation shall be deemed to have approved the proposed settlement. The settlement or payment of any claim which would result in a payment by the Foundation under this Section 2 without the Foundation's prior approval as set forth in this
Section 2(b) shall constitute a waiver of the right to indemnity.
The Foundation shall not unreasonably withhold its approval of any settlement proposal.

          (c) If the Foundation does not approve a proposed settlement submitted to it by an Income Tax Indemnified Party, the representatives of the Income Tax Indemnified Party and the Foundation having first-hand knowledge of the dispute(s) shall endeavor to resolve the dispute through good faith discussions, such discussions to take place in a timely fashion so as not to permit the proposed settlement to expire. If the good faith discussions to take place pursuant to the preceding sentence of this Section 2(c) do not produce an agreement within fifteen (15) days of the date the proposed settlement is disapproved or deemed disapproved, the matter may be submitted to binding arbitration by written request of either the Income Tax Indemnified Party or the Foundation, as provided herein. All arbitrations will be conducted in St. Louis, Missouri, or at another location mutually approved by the parties, pursuant to the Commercial Arbitration
Rules of the American Arbitration Association, except as otherwise provided herein. The arbitrator will be the then current president of the St. Louis Chapter of the American
Institute of Certified Public Accountants or his/her designee and the decision of the arbitrator shall be final and binding on all parties thereto. All arbitrations will be undertaken pursuant to the Federal Arbitration Act, where applicable, and the decision of the arbitrator is enforceable in any court of competent jurisdiction. The arbitrator is directed by this Agreement to conduct the hearing and render a decision within a time period so as not to permit the proposed settlement under dispute to expire.
Each party will pay its own fees and expenses in connection with the arbitration and the nonprevailing party shall pay the fees and expenses of the arbitrator.

     Section 3.     Nontax Indemnity.

          (a) Subject to the limitations in Section 3(b) below, the Foundation shall unconditionally, irrevocably and absolutely indemnify, defend and hold harmless the Section 3(a) Indemnified Parties from and against (i) Current Reorganization Claims whenever they accrue to the same extent that BCBSMo was required to  provide  indemnity against such Claims to  the  Section  3(a)
Indemnified Parties under its Articles of Incorporation and Bylaws as in effect on April 20, 1998, and (ii) Conversion
Claims.   The  foregoing indemnity shall include  all  attorneys'
fees and costs incurred in defending or responding to any claim covered by the indemnity.

          (b) The obligations of the Foundation to provide indemnity to the Section 3(a) Indemnified Parties under Section 3(a) above shall be limited as follows:
               (i) The Foundation shall have no obligation to indemnify any of the Section 3(a) Indemnified Parties under this Agreement from or on account of any conduct that shall be finally adjudged by a court of competent jurisdiction to have been knowingly fraudulent or deliberately dishonest or willful misconduct;

               (ii) The Foundation shall have no obligation under this Agreement to indemnify Section 3(a) Indemnified Parties against claims asserted against them by the Company; and

               (iii) The Foundation shall have no obligation under this Agreement to indemnify lawyers, accountants, or other professionals engaged as independent contractors against claims arising out of opinions rendered or advice given by them in connection with the Current Reorganization.

          (c) The Foundation shall unconditionally, irrevocably and absolutely indemnify, defend and hold harmless the Section 3(c) Indemnified Parties from and against (i) Conversion Claims, and
(ii)  any  claim  or demand asserted by any of the  Section  3(a)
Indemnified Parties seeking indemnity from any Section 3(c) Indemnified Party for any of the matters for which the Foundation is obligated to provide such indemnity under Section 3(a) above.

          (d) The obligations of the Foundation to provide indemnity to the Section 3(c) Indemnified Parties under Section 3(c) above shall be limited as follows:

               (i) the Foundation shall have no obligation to indemnify any of the Section 3(c) Indemnified Parties under this Agreement from or on account of any conduct that shall be finally adjudged by a court of competent jurisdiction to have been knowingly fraudulent or deliberately dishonest or willful misconduct; and

               (ii) the Foundation shall have no obligation under this Agreement to indemnify lawyers, accountants, or other professionals engaged as independent contractors against Conversion Claims.

          (e) Any Section 3 Indemnified Party entitled to indemnification under this Section 3 agrees to give prompt written notice to the
Foundation after the receipt by such Section 3 Indemnified  Party of  any  written notice of the commencement of any action,  suit, proceeding or investigation or threat thereof made in writing for which  such Section 3 Indemnified Party may claim indemnification or contribution pursuant to this Section 3 (provided that failure to give such notification shall not affect the obligations of the
Foundation  pursuant to this Section 3 except to the  extent  the
Foundation  shall have been actually prejudiced as  a  result  of such  failure).  In case any such action shall be brought against
any   Section  3  Indemnified  Party  and  it  shall  notify  the
Foundation of the commencement thereof, the Foundation  shall  be entitled to participate therein and, to the extent that it  shall
wish,   jointly  with  any  other  indemnifying  party  similarly
notified,  to assume the defense thereof, with counsel reasonably satisfactory to such Section 3 Indemnified Party (who shall  not, except  with  the consent of the Section 3 Indemnified  Party  be counsel  to the Foundation), and after notice from the Foundation to  such Section 3 Indemnified Party of its election so to assume the  defense thereof, the Foundation shall not be liable to  such
Section  3  Indemnified Party under this Section 3 for any  legal expenses  of  other counsel or any other expenses, in  each  case subsequently  incurred  by such Section 3 Indemnified  Party,  in connection  with the defense thereof other than reasonable  costs
of  investigation.   Notwithstanding the foregoing,  if  (i)  the
Foundation   shall   not   have   employed   counsel   reasonably
satisfactory to such Section 3 Indemnified Party to  take  charge of  the  defense  of such action within a reasonable  time  after notice of commencement of such action (so long as such failure to employ counsel is not the result of an unreasonable determination by  such  Section  3  Indemnified  Party  that  counsel  selected
pursuant    to    the   immediately   preceding    sentence    is
unsatisfactory), (ii) the actual or potential defendants in, or targets of, any such action include both the Foundation and such
Section 3 Indemnified Party and such Section 3 Indemnified Party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the Foundation which, if the Foundation and such
Section 3 Indemnified Party were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such Section 3 Indemnified Party, or (iii) the Foundation is unable to demonstrate to the reasonable satisfaction of the
Section 3(a) Indemnified Party that it has sufficient financial resources to fund the defense, then such Section 3 Indemnified
Party shall have the right to employ separate counsel reasonably satisfactory to the Foundation, in which case the fees and expenses of one counsel or firm of counsel (plus one local or regulatory counsel or firm of counsel) selected by a majority in interest of the Section 3 Indemnified Parties shall be borne by the Foundation and the fees and expenses of all other counsel retained by the Section 3 Indemnified Party shall be paid by the
Section 3 Indemnified Party. No Section 3 Indemnified Party shall consent to entry of any judgment or enter into any settlement without the consent (which consent, in the case of an action, suit, claim or proceeding exclusively seeking monetary relief, shall not be unreasonably withheld) of the Foundation.

          (f) In determining the amount of the obligations of the Foundation to a Section 3 Indemnified Party under this Section 3, net amounts paid to or recovered by a Section 3 Indemnified Party under third party insurance policies (excluding self-insurance), shall reduce the amount payable by the Foundation to such
Section 3 Indemnified Party under this Section 3 (and the
Section 3 Indemnified Parties shall use reasonable efforts to file and support claims therefor short of litigation), as shall the actual net tax effect of damages and other amounts paid by a
Section 3 Indemnified Party seeking indemnity therefor on the tax liability of the Section 3 Indemnified Party. Notwithstanding anything to the contrary contained in the charter documents of the Company, the Reorganization Agreement, or any other agreement to which the Company is a party, the Foundation acknowledges and agrees that, as between the Company and the Foundation, the Company shall have no obligation, directly or indirectly, to indemnify any of the Section 3 Indemnified Parties against any of the matters for which Section 3 Indemnified Parties shall be entitled to seek indemnity from the Foundation hereunder, and any amounts which the Company shall be obligated to pay in such regard (either directly or indirectly through its subsidiaries) shall be reimbursed to the Company by the Foundation pursuant to the indemnification obligations of the Foundation hereunder. The Foundation further agrees that it shall not have any right to recover from the Company or any other Section 3 Indemnified Party for any amounts paid under this Section 3, and shall not file any claim against the Company or any other Section 3 Indemnified
Party seeking to recover any amounts properly paid under this
Section 3.

     Section 4. D&O Liability Insurance. Under the Reorganization Agreement, the Company is required, for a period of six years following the closing of the Reorganization, to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by BCBSMo (provided that the Company may substitute therefor comparable coverage from companies reasonably acceptable to the Foundation) as in effect on April 20, 1998 covering the persons who are at that time covered by such insurance policies with respect to acts and omissions occurring prior to and including the closing of the
Current  Reorganization.   The  Foundation  shall  reimburse  the
Company  promptly  upon  request for the  premiums  paid  by  the
Company  to  maintain such policies during such six year  period.
Such  policies shall require the insurer to notify the Foundation at least thirty (30) days prior to cancellation. The Foundation shall have the right, but not the obligation, to pay the premiums necessary to maintain such policies in force and effect if the Company fails to do so, in which event the Company shall reimburse the Foundation promptly upon request for any penalties
or  interest  attributable to the late premium payment.   In  the
event the Company fails to maintain policies of directors' and officers' liability insurance as required under this Section 4, the Foundation shall have no obligation to provide indemnity against damages or losses that would have been covered by such insurance policies if they were maintained in force and effect.

     Section 5. Net Worth. The Foundation shall maintain a net worth (computed in accordance with generally accepted accounting practices, applied on a consistent basis, except that the Company's common stock shares shall be valued at the end of each calendar quarter on the basis of the average closing price on the New York Stock Exchange for the last ten trading days of the calendar quarter) of not less than $85,136,625 for the six years following the filing of the BCBSMo Federal Income Tax Return for the year in which the Current Reorganization shall have been consummated. With the prior written consent of the Company, the Foundation may secure its obligations hereunder through one or more alternative means that may be proposed by the Foundation from time to time. The Company shall not unreasonably withhold its consent to any proposed alternative that leaves the Company in no worse position to enforce the obligations of the Foundation hereunder than a minimum net worth covenant.

     Section 6. Further Agreements. Until this Agreement terminates as provided in Section 7 hereof, the Foundation shall
(i) maintain its status as a tax-exempt organization under
section 501(c)(4) of the Code, and (ii) not take any action or refrain from taking any action that would cause it to qualify as a "private foundation" as defined under section 509(a) of the Code. No party to this Agreement shall take any position inconsistent with the IRS Ruling.

     Section 7. Termination. This Agreement shall automatically terminate on the date on which the last to expire of the applicable statutes of limitations relating to the matters for which the Foundation has agreed to indemnify any Indemnified
Party under Sections 2 and 3 of this Agreement (including the period during which any applicable statute of limitations may toll or be extended in the event a controversy arises to which an indemnity relates) shall have expired.

     Section 8. No Setoff. No payment required to be made pursuant to this Agreement shall be subject to any right of setoff, counterclaim, defense, abatement, suspension, deferment or reduction on an unrelated claim, provided that the Foundation may setoff against amounts due hereunder the amount of any undisputed claim against the payee and the amount of any claim against the payee that has been reduced to a final judgment.

     Section 9. Amendments. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally or in writing, except that any term of this Agreement may be amended by a writing signed by each of the parties hereto, and the observance of any such term may be waived (either generally or in a particular instance and either retroactively or prospectively) by a writing signed by the party against whom such waiver is to be asserted.

     Section 10. Notices. All notices and other communications provided for or permitted hereunder shall be made in accordance with the notice provisions of the Reorganization Agreement.

     Section 11. Successors and Assigns. This Agreement (or any right or obligation hereunder) may not be assigned by any party without the prior written consent of the other party, except that the Company may assign its rights and obligations under this Agreement, whether by a writing or operation of law, to a successor to all or substantially all of its business without such consent, in which event this Agreement shall inure to the benefit of, and be binding upon, the successor.

     Section 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri applicable to agreements made and to be performed wholly within such state.

     Section 13. Waiver, Remedies. No delay on the part of any party hereto or any Indemnified Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto or any Indemnified Party of any right, power or privilege hereunder operate as a waiver of any other right, power, or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. The waiver or consent (whether express or implied) by any party or any Indemnified Party of the breach of any term or condition of this Agreement shall not prejudice any remedy of any other party or any Indemnified Party in respect of any continuing or other breach of the terms and conditions hereof, and shall not be construed as a bar to any right or remedy which any party would otherwise have on any future occasion under this Agreement.

     Section 14. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof shall have been validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees and costs in addition to any other available remedy.

     Section 15. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, shall be held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all other rights and privileges shall be enforceable to the fullest extent permitted by law.

     Section 16. Third Party Beneficiary. The Indemnified Parties other than the Company are third party beneficiaries of this Agreement, and have the right to enforce the provisions of this Agreement directly against the Foundation.

                [signatures appear on next page]

     THIS  AGREEMENT  CONTAINS  A BINDING  ARBITRATION  PROVISION
WHICH MAY BE ENFORCED BY THE PARTIES HERETO.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                              RIGHTCHOICE MANAGED CARE, INC.


                              By:    /s/ John A. O'Rourke
                              Name:  John A. O'Rourke
                              Title: President



                              THE MISSOURI FOUNDATION FOR HEALTH


                              By:    /s/ Paul C. Wilson
                              Name:  Paul C. Wilson
                              Title: Chairman


                                   Exhibit 4

                  CERTIFICATE OF INCORPORATION
                               OF
                 RIGHTCHOICE MANAGED CARE, INC.


     The undersigned, being a natural person, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, hereby certifies that:

                          ARTICLE I
                            NAME

      The name of the corporation is RightCHOICE Managed Care, Inc. (the "Corporation").

                        ARTICLE II
                          PURPOSE

      The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as from time to time amended (the "DGCL").

                           ARTICLE III
                    AUTHORIZED CAPITAL STOCK

      SECTION 1. The total number of shares of all classes of stock which the Corporation shall have authority to issue is two hundred fifty million (250,000,000) shares consisting of (a) two hundred twenty-five million (225,000,000) shares of common stock, $.01 par value per share (the "Common Stock"), and (b) twenty-five million (25,000,000) shares of preferred stock, $.01 par value per share (the "Preferred Stock").

      SECTION 2. The powers, designations, rights, preferences, privileges and restrictions of the Common Stock and the Preferred
Stock are as follows:

          A.   Common Stock.

               1. General. The Common Stock shall have such rights (i) as are provided by the DGCL and as are customarily attendant to shares of common stock, and (ii) the rights set forth below in this Paragraph A.

               2. Dividends. Subject to any other provisions of this Certificate of Incorporation, holders of Common Stock shall be entitled to receive, to the extent permitted by law, such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon from time to time by the Board of Directors of the Corporation out of assets or funds of the Corporation legally available therefor.

               3. Voting. At every meeting of the stockholders of the Corporation, each holder of Common Stock shall be entitled to one (1) vote in person or by proxy for each share of Common Stock standing in his or her name on the transfer books of the Corporation.

          B. Preferred Stock. Shares of Preferred Stock may be issued in one or more series as determined from time to time by the Board of Directors of the Corporation. All shares of any one series of Preferred Stock shall be identical, except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates shall cumulate, if dividends on the shares of such series are cumulative. Authority is hereby expressly granted to the Board of Directors of the Corporation to authorize the issuance of one or more series of Preferred Stock, and to fix by one or more resolutions providing for the issuance of each such series the voting powers, designations, preferences and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in such series, to the full extent now or hereafter permitted by law.

                           ARTICLE IV
                       BOARD OF DIRECTORS
                    AND STOCKHOLDER MEETINGS

      SECTION 1. Except as may be otherwise specifically provided by the DGCL, all powers of management, direction and control of the Corporation shall be, and hereby are, vested in the Board of Directors of the Corporation.

      SECTION 2. A majority of the whole Board of Directors of the Corporation shall constitute a quorum for the transaction of business and, except as otherwise provided in this Certificate of Incorporation or the Bylaws of the Corporation, the vote of a majority of the directors present at a meeting at which a quorum is then present shall be the act of the Board of Directors of the Corporation. The term "whole Board of Directors of the Corporation," as used in this Certificate of Incorporation, means the total number of directors which the Corporation would have as of the date of such determination if the Board of Directors of the Corporation had no vacancies.

      SECTION 3. The Board of Directors of the Corporation shall consist of no less than 3 or more than 21 directors, the exact number of directors to be determined in accordance with the Bylaws of the Corporation. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the whole Board of Directors of the Corporation. At each annual meeting of stockholders beginning in 2001, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his or her term shall expire and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     SECTION 4.

          A. Qualifications. No person shall be elected or appointed to the Board of Directors of the Corporation unless either (i) such person would qualify as an Independent Director (as defined in Paragraph B.1 of this Section 4 of Article IV), or
(ii) immediately after giving effect to such election or appointment, at least 80% of the members of the whole Board of Directors of the Corporation would qualify as Independent Directors.

          B.   Definitions.

               1. "Independent Director" means any person who, during the entirety of any term of service on the Board of
Directors of the Corporation, satisfies each of the following conditions: (i) he or she shall have affirmed in writing that, at the time of his or her election or appointment for such term, he or she was Independent (as defined in Paragraph B.2 of this Section 4 of Article IV), and (ii) he or she shall have agreed to serve only in the capacity of an Independent Director for such term.

               2. "Independent" means a person who, at any given time, (i) shall not be a Major Participant (as defined in Paragraph B.4 of this Section 4 of Article IV), (ii) shall not have been nominated to the Board of Directors of the Corporation at the initiative of a Major Participant, (iii) shall not have announced a commitment to any proposal made by a Major Participant that has not been approved by an Independent Board Majority (as defined in Paragraph B.3 of this Section 4 of
Article IV), and (iv) shall not have been determined by an Independent Board Majority to have been subject to any relationship, arrangement or circumstance (including any relationship with a Major Participant) which, in the judgment of such Independent Board Majority, is reasonably possible or likely to interfere to an extent deemed unacceptable by such Independent Board Majority with his or her exercise of independent judgment as a director.

               3.   "Independent Board Majority" means a group of
directors comprised of (i) a majority of all directors who qualify as Independent Directors at the time of such determination, and (ii) a majority of all directors at the time of such determination.

               4.     "Major   Participant"   means:    (i)   the
Foundation (as defined in Section 1 of Article VII hereof) or a Person (as defined in Section 1 of Article VII hereof) who shall, in the judgment of an Independent Board Majority, succeed to the position held by the Foundation, (ii) a Person who, except as provided in the next sentence, is an Excess Owner (as defined in
Section 1 of Article VII hereof), (iii) a Person that has filed proxy materials with the SEC (as defined in Section 1 of
Article VII hereof) supporting a candidate for election to the Board of Directors of the Corporation in opposition to candidates approved by an Independent Board Majority, (iv) a Person that has made a proposal, made a filing with the SEC or taken other actions in which such Person indicates that such Person may seek to become a Major Participant or which in the judgment of an Independent Board Majority indicates that it is reasonably possible or likely that such Person will seek to become a Major Participant, or (v) such Person is an affiliate or associate (as defined in Section 1 of Article VII hereof) of a Major Participant. Notwithstanding the foregoing, in the event that an Independent Board Majority shall have approved an acquisition of outstanding Capital Stock (as defined in Section 1 of Article VII hereof) of the Corporation, prior to the time such acquisition shall occur, which would otherwise render a Person a Major Participant and such Person (a) shall not have made any subsequent acquisition of outstanding Capital Stock of the Corporation not approved by an Independent Board Majority and (b) shall not have subsequently taken any of the actions specified in the preceding sentence without the prior approval of an Independent Board Majority, then such Person shall not be deemed a Major Participant; provided that the Foundation shall always be deemed a Major Participant notwithstanding any approval of any acquisition of Capital Stock of the Corporation or any other development or fact of any kind. In the event there shall be any question as to whether a particular Person is a Major Participant, the determination of an Independent Board Majority shall be binding upon all parties concerned.

     SECTION 5. Each election of directors shall be by plurality vote except that an individual shall not be elected to the Board of Directors of the Corporation if such election is prohibited by
Section 4 of this Article IV or the individual does not meet the qualifications which may be required by the Bylaws of the
Corporation as constituted at the time of such election. The Board of Directors of the Corporation shall have the right to adopt Bylaw provisions to implement and apply the provisions in the preceding sentence and to achieve the outcome prescribed and intended thereby. The election of directors need not be by ballot unless the Bylaws of the Corporation shall so require.

      SECTION 6. Any newly created directorships resulting from any increase in the number of directors or from the removal, resignation or death of a director may be filled only by the affirmative vote of an Independent Board Majority and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified or until their respective earlier resignation, removal or death.

      SECTION 7. Stockholders of the Corporation shall have no right to remove any director or the whole Board of Directors of the Corporation unless such removal is for Cause (as defined below in this Section 7 of Article IV) and unless the holders of at least seventy-five percent (75%) of the issued and outstanding shares of Common Stock then entitled to vote at an election of directors shall have voted in favor of such removal for Cause (notwithstanding the fact that some lesser percentage may be specified by the DGCL). "Cause," as used in this Section 7, means conviction of a felony or a finding by a court of competent jurisdiction of liability for gross negligence, or willful misconduct, in the performance of the director's duty to the
Corporation in a matter of substantial importance to the Corporation, where such adjudication is no longer subject to direct appeal.

      SECTION 8. Whenever the holders of any series of Preferred Stock issued by the Corporation or of any other securities of the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation then applicable thereto.

      SECTION 9. Meetings of the stockholders of the Corporation for any purpose or purposes may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

      SECTION 10. No action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken by written consent without a meeting of such stockholders.

      SECTION 11. Subject to the rights, if any, of the holders of Preferred Stock or any series thereof, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by the Chairman of the Board of the Corporation, the Chief Executive Officer of the Corporation, the President of the Corporation, or an Independent Board Majority. Special meetings of the stockholders of the Corporation may not be called by any other person or persons or in any other manner.

                            ARTICLE V
                         INDEMNIFICATION

      SECTION 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of the Corporation, or is or was a director or an officer of the Corporation and is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by the DGCL and other applicable law, as from time to time in effect. To the maximum extent permitted by the DGCL, the Corporation shall advance expenses (including attorneys' fees) incurred by any person indemnified hereunder in defending any civil, criminal, administrative or investigative action, suit or proceeding upon an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation. Such rights of indemnification and advancement of expenses shall not be deemed to be exclusive of any other rights to which such director or officer may be entitled apart from the foregoing provisions. The foregoing provisions of this Section 1 of Article V shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while this
Section 1 of Article V and the relevant provisions of the DGCL and other applicable law, if any, are in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing, with respect to any state of facts then or theretofore existing, or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

     SECTION 2. The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding to the extent and in the manner set forth in and permitted by the DGCL and other applicable law as from time to time in effect. Such right of indemnification shall not be deemed to be exclusive of any other rights to which any such person may be entitled apart from the foregoing provisions.

                           ARTICLE VI
             LIABILITY FOR BREACH OF FIDUCIARY DUTY

     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
(i) for any breach of his or her duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or
(iv)  for  any  transaction from which  he  or  she  derived  any improper personal benefit. In no event shall any director be deemed to breach any fiduciary duty or other obligation owed to any stockholders of the Corporation or any other person by reason of (i) his or her failure to vote for (or by reason of such director's vote against) any proposal or course of action that in such director's judgment would breach any requirement imposed by the Blue Cross and Blue Shield Association (or its then successor) (the "BCBSA") or could lead to termination of any license granted by the BCBSA to the Corporation or any subsidiary or affiliate of the Corporation, or (ii) his or her decision to vote in favor of any proposal or course of action that in such director's judgment is necessary to prevent a breach of any requirement imposed by the BCBSA or could prevent termination of any license granted by the BCBSA to the Corporation or any subsidiary or affiliate of the Corporation. If the DGCL is hereafter amended to authorize, with the approval of a corporation's stockholders, further reductions in the liability of a corporation's directors for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this
Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                           ARTICLE VII
                     RESTRICTION ON TRANSFER

      SECTION 1. The following definitions shall apply with respect to this Article VII:

       (a) "affiliate" and "associate" have the respective meanings ascribed to such terms in Rule 12b-2 of the General
Rules and Regulations under the Exchange Act.

      (b) a Person shall be deemed to "Beneficially Own," be the "Beneficial Owner" of or have "Beneficial Ownership" of any Capital Stock:

           (1) in which such Person shall then have a direct or indirect beneficial ownership interest;

           (2) in which such Person shall have the right to acquire any direct or indirect beneficial ownership interest pursuant to any option or other agreement (either immediately or after the passage of time or the occurrence of any contingency);

          (3)  which such Person shall have the right to vote;

          (4)  in which such Person shall hold any other interest
which  would  count in determining whether such Person  would  be
required   to  file  a  Schedule  13D  or  Schedule   13G   under
Regulation 13D-G under the Exchange Act; or

           (5) which shall be Beneficially Owned (under the concepts provided in the preceding clauses) by any affiliate or associate of the particular Person or by any other Person with whom the particular Person or any such affiliate or associate has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities and other than pursuant to the Registration Rights Agreement);

provided, however, that

           (6) a Person shall not be deemed to Beneficially Own, be the Beneficial Owner of, or have Beneficial Ownership of
Capital  Stock  by  reason of possessing the  right  to  vote  if
(i)  such  right arises solely from a revocable proxy or  consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act, and (ii) such Person is not the Excess Owner of any Excess Shares, is not named as holding a beneficial ownership interest in any Capital Stock in any filing on Schedule 13D or
Schedule 13G, and is not an affiliate or associate of any such Excess Owner or named Person;

           (7) a member of a national securities exchange or a registered depositary shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of Capital Stock held directly or indirectly by it on behalf of another Person (and not for its own account) solely because such member or depositary is the record holder of such Capital Stock, and (in the case of such member), pursuant to the rules of such exchange, such member may direct the vote of such Capital Stock without instruction on matters which are uncontested and do not affect substantially the rights or privileges of the holders of the Capital Stock to be voted, but is otherwise precluded by the rules of such exchange from voting such Capital Stock without instruction on either contested matters or matters that may affect substantially the rights or the privileges of the holders of such Capital Stock to be voted;

          (8) a Person who in the ordinary course of business is a pledgee of Capital Stock under a written pledge agreement shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of such pledged Capital Stock solely by reason of such pledge until the pledgee has taken all formal steps which are necessary to declare a default or has otherwise acquired the power to vote or to direct to vote such pledged Capital Stock, provided that:

               (A) the pledge agreement is bona fide and was not entered into with the purpose nor with the effect of changing or influencing the control of the Corporation, nor in connection with any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act; and

                (B) the pledge agreement does not grant to the pledgee the right to vote or to direct the vote of the pledged securities prior to the time the pledgee has taken all formal steps which are necessary to declare a default;

           (9) a Person engaged in business as an underwriter or a placement agent for securities who enters into an agreement to acquire or acquires Capital Stock solely by reason of its participation in good faith and in the ordinary course of its business in the capacity of underwriter or placement agent in any underwriting or agent representation registered under the Securities Act, as a bona fide private placement, a resale under Rule 144A promulgated under the Securities Act, or in any foreign or other offering exempt from the registration requirements under the Securities Act shall not be deemed to Beneficially Own, be the Beneficial Owner of or have Beneficial Ownership of such securities until the expiration of forty (40) days after the date of such acquisition so long as (i) such Person does not vote such Capital Stock during such period, and (ii) such participation is not with the purpose or with the effect of changing or influencing control of the Corporation, nor in connection with or facilitating any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act;

           (10) if the Corporation shall sell shares in a transaction not involving any public offering, then each purchaser in such offering shall be deemed to obtain Beneficial Ownership in such offering of the shares purchased by such purchaser, but no particular purchaser shall be deemed to Beneficially Own or have acquired Beneficial Ownership or be the Beneficial Owner in such offering of shares purchased by any other purchaser solely by reason of the fact that all such purchasers are parties to customary agreements relating to the purchase of equity securities directly from the Corporation in a transaction not involving a public offering, provided that:

                (A) all the purchasers are persons specified in Rule 13d-l(b)(l)(ii) promulgated under the Exchange Act;

                (B) the purchase is in the ordinary course of each purchaser's business and not with the purpose nor with the effect of changing or influencing control of the Corporation, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) promulgated under the Exchange Act;

                (C) there is no agreement among or between any purchasers to act together with respect to the Corporation or its securities except for the purpose of facilitating the specific purchase involved; and

                (D) the only actions among or between any purchasers with respect to the Corporation or its securities subsequent to the closing date of the nonpublic offering are those which are necessary to conclude ministerial matters directly related to the completion of the offer or sale of the securities sold in such offering;

           (11) the Share Escrow Agent shall not be deemed to be the Beneficial Owner of any Excess Share held by such Share Escrow Agent pursuant to an Excess Share Escrow Agreement, nor shall any such Excess Shares be aggregated with any other shares of Capital Stock held by affiliates or associates of such Share Escrow Agent; and

           (12) a Person shall not be deemed to Beneficially Own, be the Beneficial Owner of, or have Beneficial Ownership of Capital Stock by reason of the fact that such Person shall have entered into an agreement with the Corporation pursuant to which such Person, or its associates or affiliates, shall, upon consummation of the transaction described in such agreement, acquire, directly or indirectly, all of the Capital Stock of the Corporation (by means of a merger, consolidation, stock purchase or otherwise), provided that:

               (A) such agreement shall have been approved by an Independent Board Majority prior to the execution thereof by the Corporation;

                (B) neither such Person nor its associates or affiliates shall have been the Excess Owner of any Excess Shares immediately prior to the execution of such agreement;

               (C) the consummation of the transaction described in such agreement shall be subject to the approval of the holders of Capital Stock of the Corporation entitled to vote thereon under the DGCL or pursuant to other applicable law or the rules of the New York Stock Exchange, Inc. or any other national securities exchange or automated quotation system on which any of the Capital Stock shall then be listed or quoted; and

                (D) neither such Person nor its associates or affiliates shall have made any acquisition of Capital Stock after the execution of such agreement other than pursuant to the terms of such agreement.

Anything herein to the contrary notwithstanding, a Person shall continue to be deemed to Beneficially Own, be the Beneficial Owner of, and have Beneficial Ownership of, such Person's Excess Shares which shall have been conveyed, or shall be deemed to have been conveyed, to the Share Escrow Agent in accordance with this
Article VII until such time as such Excess Shares shall have been sold by the Share Escrow Agent as provided in this Article VII.

     (c)  "BCBSA" has the meaning set forth in Article VI hereof.

     (d) "Capital Stock" means shares (or any basic unit) of any class or series of any equity security, voting or non-voting, common or preferred, which the Corporation may at any time issue or be authorized to issue.

      (e)  "Common Stock" has the meaning set forth in Section  1 of Article III hereof.

      (f)   "Excess  Owner" means a Person who Beneficially  Owns
Excess Shares.

      (g) "Excess Shares" means (i) with respect to any Institutional Investor, all the shares of Capital Stock Beneficially Owned by such Institutional Investor in excess of the Institutional Investor Ownership Limit, (ii) with respect to any Noninstitutional Investor, all the shares of Capital Stock Beneficially Owned by such Noninstitutional Investor in excess of the Noninstitutional Investor Ownership Limit, and (iii) with respect to any Person, all the shares of Capital Stock Beneficially Owned by such Person in excess of the General Ownership Limit; provided, however, that in the event the Excess Shares with respect to such Person results from the Beneficial Ownership of Capital Stock of such Person being aggregated with the Beneficial Ownership of Capital Stock of any other Person, then the number of Excess Shares with respect to such Person shall be allocated pro rata in proportion to each Person's total Beneficial Ownership (as calculated without giving effect to this Article VII). All Excess Shares shall be deemed to be issued and outstanding shares of Capital Stock even when subject to or held pursuant to this Article VII.

      (h)   "Exchange Act" means the Securities Exchange  Act  of
1934, as amended or supplemented and any other federal law which the BCBSA shall reasonably judge to have replaced or supplemented the coverage of the Exchange Act.

      (i) "Foundation" means The Missouri Foundation For Health, a Missouri nonprofit corporation.

      (j) "General Ownership Limit" means (i) that number of shares of Common Stock one share lower than the number of shares of Common Stock which would represent 20% of all shares of Common Stock issued and outstanding at the time of determination, or
(ii) any combination of shares of Capital Stock in any series or class that represents 20% of the ownership interest in the Corporation at the time of determination; provided, however, that the General Ownership Limit may be revised from time to time pursuant to Section 15 of this Article VII. Unless an Independent Board Majority otherwise determines pursuant to the authority granted in Section 15 of this Article VII, the manner in which shares in different classes or series of Capital Stock shall be counted to determine the ownership interest represented by any particular combination of those shares of Capital Stock pursuant to clause (ii) above shall be the same manner prescribed by the BCBSA under the License Agreements. So long as Common Stock (carrying identical voting rights per share) shall be the only class of Capital Stock issued by the Corporation, the General Ownership Limit shall be irrelevant for purposes of this
Article VII because the Institutional Investor Ownership Limit shall exclusively determine whether any shares of Common Stock owned by any Institutional Investor constitute Excess Shares and the Noninstitutional Investor Ownership Limit shall exclusively determine whether any shares of Common Stock owned by any Noninstitutional Investor constitute Excess Shares. If, however, the Corporation were to issue a series of Preferred Stock or other class of Capital Stock other than Common Stock, then (i) shares Beneficially Owned by an Institutional Investor in excess of either the Institutional Investor Ownership Limit or the General Ownership Limit would constitute Excess Shares, and (ii) shares Beneficially Owned by a Noninstitutional Investor in excess of either the Noninstitutional Investor Ownership Limit or the General Ownership Limit would constitute Excess Shares.

      (k) "Institutional Investor" means any Person that is an entity or group identified in Rule 13d-1(b)(1)(ii) under the Exchange Act as constituted on June 1, 1997, provided that every filing made by such Person with the SEC under Regulation 13D-G (or any successor Regulation) under the Exchange Act with respect to such Person's Beneficial Ownership of Capital Stock by such Person shall have contained a certification identical to the one required by Item 10 of Schedule 13G constituted on June 1, 1997, or such other affirmation as shall be approved by the BCBSA and the Board of Directors.

      (l) "Institutional Investor Ownership Limit" means that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent 10% of the
Voting Power of all shares of Capital Stock issued and outstanding at the time of determination; provided, however, that the Institutional Investor Ownership Limit may be revised from time to time pursuant to Section 15 of this Article VII.

      (m) "License Agreements" means the license agreements as constituted from time to time between the Corporation or any of its subsidiaries or affiliates and the BCBSA, including any and all addenda thereto, with respect to, among other things, the "Blue Cross" and "Blue Shield" names and marks.

      (n) "Noninstitutional Investor" means any Person that is not an Institutional Investor.

      (o) "Noninstitutional Investor Ownership Limit" means that number of shares of Capital Stock one share lower than the number of shares of Capital Stock which would represent 5% of the Voting Power of all shares of Capital Stock issued and outstanding at the time of determination; provided, however, that the Noninstitutional Investor Ownership Limit may be revised from time to time pursuant to Section 15 of this Article VII.

      (p) "Ownership Limit" means each of the General Ownership Limit, the Institutional Investor Ownership Limit and the Noninstitutional Investor Ownership Limit, as each may be revised from time to time pursuant to Section 15 of this Article VII.

     (q) "Permitted Transferee" means a Person whose acquisition of Capital Stock will not violate any Ownership Limit applicable to such Person.

      (r) "Person" means any individual, firm, partnership, corporation, limited liability company, trust, association, joint venture or other entity, and shall include any successor (by merger or otherwise) or of any such entity.

      (s) "Registration Rights Agreement" means that certain Registration Rights Agreement, between the Corporation and the Foundation, referred to in the Agreement and Plan of Reorganization described in Section 14 of this Article VII.

      (t) "Schedule 13D" means a report on Schedule 13D under Regulation 13D-G under the Exchange Act and any report which may be required in the future under any requirements which the BCBSA shall reasonably judge to have any of the purposes served by
Schedule 13D.

      (u) "Schedule 13G" means a report on Schedule 13G under Regulation 13D-G under the Exchange Act and any report which may be required in the future under any requirements which the BCBSA shall reasonably judge to have any of the purposes served by
Schedule 13G.

      (v)   "SEC" means the United States Securities and Exchange
Commission and any successor federal agency having similar powers.

      (w) "Securities Act" means the Securities Act of 1933, as amended or supplemented, and any other federal law which the BCBSA shall reasonably judge to have replaced or supplemented the coverage of the Securities Act.

      (x) "Share Escrow Agent" means the Person appointed by the Corporation to act as escrow agent with respect to the Excess
Shares.

      (y) "Transfer" means any of the following which would affect the Beneficial Ownership of Capital Stock: (a) any direct or indirect sale, transfer, gift, hypothecation, pledge, assignment, devise or other disposition of Capital Stock (including (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Capital Stock, or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Capital Stock), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise, and (b) any other transaction or event, including without limitation a merger, consolidation, or acquisition of any Person, the expiration of a voting trust which is not renewed, or the aggregation of the Capital Stock Beneficially Owned by one Person with the Capital Stock Beneficially Owned by any other Person.

      (z) "Voting Power" means the voting power attributable to the shares of Capital Stock issued and outstanding at the time of determination and shall be equal to the number of all votes which could be cast in any election of any director which could be accounted for by all shares of Capital Stock issued and outstanding at the time of determination. If, in connection with an election for any particular position on the Board of Directors of the Corporation, shares in different classes or series are entitled to be voted together for purposes of such election, then in determining the number of "all votes which could be cast" in the election for that particular position for purposes of the preceding sentence, the number shall be equal to the number of votes which could be cast in the election for that particular position if all shares entitled to be voted in such election (regardless of series or class) were in fact voted in such election. For any particular Person, the Voting Power of such Person shall be equal to the quotient, expressed as a percentage, of the number of votes that may be cast with respect to shares of Capital Stock Beneficially Owned by such Person (including, for these purposes, any Excess Shares Beneficially Owned by such Person and held and/or voted by the Escrow Share Agent) divided by the total number of votes that could be cast by all stockholders of the Corporation (including such particular Person) based upon the issued and outstanding shares of Capital Stock at the time of determination. If the Corporation shall issue any series or class of shares for which positions on the Board of Directors of the Corporation are reserved or shall otherwise issue shares which have voting rights which can arise or vary based upon terms governing that class or series, then the percentage of the voting power represented by the shares of Capital Stock Beneficially Owned by any particular Person shall be the highest percentage of the total votes which could be accounted for by those shares in any election of any director.

     (aa) "Voting Trust Divestiture Agreement" means that certain Voting Trust and Divestiture Agreement by and between the Corporation and the Foundation and the trustee named therein, referred to in the Agreement and Plan or Reorganization described in Section 14 of this Article VII.

     SECTION 2.

     (a) No Institutional Investor shall Beneficially Own shares of Capital Stock in excess of the Institutional Investor Ownership Limit. No Noninstitutional Investor shall Beneficially Own shares of Capital Stock in excess of the Noninstitutional Investor Ownership Limit. No Person shall Beneficially Own shares of Capital Stock in excess of the General Ownership Limit.

      (b)   The occurrence of any Transfer which would cause  any
Person to Beneficially Own Capital Stock in excess of any Ownership Limit applicable to such Person shall have the following legal consequences: (i) such Person shall receive no rights to the Excess Shares resulting from such Transfer (other than as specified in this Article VII), and (ii) the Excess Shares resulting from such Transfer immediately shall be deemed to be conveyed to the Share Escrow Agent.

      (c) Notwithstanding the foregoing, a Person's Beneficial Ownership of Capital Stock shall not be deemed to exceed any
Ownership Limit applicable to such Person if (A) the Excess Shares with respect to such Person do not exceed the lesser of 1% of the Voting Power of the Capital Stock or 1% of the ownership interest in the Corporation, and (B) within fifteen (15) days of the time when such Person becomes aware of the existence of such Excess Shares such Person transfers or otherwise disposes of sufficient shares of Capital Stock so that such Person's Beneficial Ownership of Capital Stock shall not exceed any Ownership Limit.

      SECTION 3. Any Excess Owner who acquires or attempts to acquire shares of Capital Stock in violation of Section 2 of this
Article VII, or any Excess Owner who is a transferee such that any shares of Capital Stock are deemed Excess Shares, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request.

      SECTION 4. The Corporation shall have the right to take such actions as it deems necessary to give effect to the transfer of Excess Shares to the Share Escrow Agent, including refusing to give effect to the Transfer or any subsequent Transfer of Excess Shares by the Excess Owner on the books of the Corporation. Excess Shares so held or deemed held by the Share Escrow Agent shall be issued and outstanding shares of Capital Stock. An Excess Owner shall have no rights in such Excess Shares except as expressly provided in this Article VII and the administration of the Excess Shares escrow shall be governed by the terms of an Excess Share Escrow Agreement to be entered into between the Corporation and the Share Escrow Agent and having such terms as the Corporation shall deem appropriate.

      SECTION 5. The Share Escrow Agent, as record holder of Excess Shares, shall be entitled to receive all dividends and distributions as may be declared by the Board of Directors of the Corporation with respect to Excess Shares (the "Excess Share
Dividends") and shall hold the Excess Share Dividends until disbursed in accordance with the provisions of Section 9 of this
Article VII. In the event an Excess Owner receives any Excess Share Dividends (including without limitation Excess Share Dividends received prior to the time the Corporation determines that Excess Shares exist with respect to such Excess Owner) such Excess Owner shall repay such Excess Share Dividends to the Share Escrow Agent or the Corporation. The Corporation shall take all measures that it determines reasonably necessary to recover the amount of any Excess Share Dividends paid to an Excess Owner, including, if necessary, withholding any portion of future dividends or distributions payable on shares of Capital Stock Beneficially Owned by any Excess Owner (including future dividends on distributions on shares of Capital Stock which fall below the Ownership Limit as well as on Excess Shares), and, as soon as practicable following the Corporation's receipt or withholding thereof, shall pay over to the Share Escrow Agent the dividends so received or withheld, as the case may be.

      SECTION 6. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of, or any distribution of the assets of, the Corporation, the Share Escrow Agent shall be entitled to receive, ratably with each other holder of Capital Stock of the same class or series, that portion of the assets of the Corporation that shall be available for distribution to the holders of such class or series of Capital Stock. The Share Escrow Agent shall distribute to the Excess Owner the amounts received upon such liquidation, dissolution or winding up or distribution in accordance with the provisions of Section 9 of this Article VII.

     SECTION 7. The Share Escrow Agent shall be entitled to vote all Excess Shares. The Share Escrow Agent shall vote, consent, or assent Excess Shares as follows:

      (a) to vote in favor of each nominee to the Board of Directors of the Corporation whose nomination has been approved by an Independent Board Majority and to vote against any candidate for the Board of Directors of the Corporation for whom no competing candidate has been nominated or selected by an Independent Board Majority;

      (b) unless such action is initiated by or with the consent of the Board of Directors of the Corporation, (i) to vote against removal of any director of the Corporation, (ii) to vote against any alteration, amendment, change or addition to or repeal (collectively, "Change") of the Bylaws or this Certificate of Incorporation, (iii) not to nominate any candidate to fill any vacancy of the Board of Directors of the Corporation, (iv) not to call any special meeting of the stockholders of the Corporation, and (v) not take any action by voting such Excess Shares that would be inconsistent with or would have the effect, directly or indirectly, of defeating or subverting the voting requirements contained in Section 7(a) of this Article VII or this
Section 7(b) of Article VII;

     (c) to the extent not covered by clauses (a) and (b) above, on any action, proposal or resolution requiring the approval of the Board of Directors of the Corporation as a prerequisite to entitle the stockholders of the Corporation to vote thereon and as a prerequisite to become effective, to vote in the same proportion as all other votes represented by shares of Capital Stock are cast with respect to such action, proposal or resolution; and

     (d) to the extent not covered by clauses (a), (b) and (c) above, to vote as recommended by the Board of Directors of the Corporation.

     SECTION 8.

      (a) The Share Escrow Agent shall hold all Excess Shares until such time as they are sold in accordance with this
Section 8 of Article VII.

      (b) The Share Escrow Agent shall sell or cause the sale of Excess Shares at such time or times and on such terms as shall be determined by the Corporation. The Share Escrow Agent shall have the right to take such actions as the Corporation shall deem appropriate to ensure that sales of Excess Shares shall be made only to Permitted Transferees.

      (c) The Share Escrow Agent shall have the power to convey to the purchaser of any Excess Shares sold by the Share Escrow Agent ownership of such Excess Shares free of any interest of the Excess Owner of those Excess Shares and free of any other adverse interest arising through the Excess Owner. The Share Escrow Agent shall be authorized to execute any and all documents sufficient to transfer title to any Permitted Transferee.

      (d) Upon acquisition by any Permitted Transferee of any Excess Shares sold by the Share Escrow Agent or the Excess Owner, such shares shall upon such sale cease to be Excess Shares and shall become regular shares of Capital Stock in the class or series to which such Excess Shares otherwise belong, and the purchaser of such shares shall acquire such shares free of any claims of the Share Escrow Agent or the Excess Owner.

     (e) To the extent permitted by the DGCL or other applicable law, neither the Corporation, the Share Escrow Agent nor anyone else shall have any liability to the Excess Owner or anyone else by reason of any action or inaction the Corporation or the Share Escrow Agent or any director, officer or agent of the Corporation shall take which any of them shall in good faith believe to be within the scope of their authority under this Article VII or by reason of any decision as to when or how to sell any Excess Shares or by reason of any other action or inaction in connection with the activities permitted under this Article VII which does not constitute gross negligence or willful misconduct. Without limiting by implication the scope of the preceding sentence, to the extent permitted by law, neither the Share Escrow Agent nor the Corporation nor any director, officer or agent of the Corporation (a) shall have any liability on grounds that any of them failed to take actions which would or could have produced higher proceeds for any of the Excess Shares or by reason of the manner or timing for any disposition of any Excess Shares, and
(b)  shall  be  deemed to be a fiduciary or agent of  any  Excess
Owner.

      SECTION 9. The proceeds from the sale of the Excess Shares and any Excess Share Dividends shall be distributed as follows:
(i) first, to the Share Escrow Agent for any costs and expenses incurred in respect of its administration of the Excess Shares that have not theretofore been reimbursed by the Corporation;
(ii) second, to the Corporation for all costs and expenses incurred by the Corporation in connection with the appointment of the Share Escrow Agent, the payment of fees to the Share Escrow Agent with respect to the services provided by the Share Escrow Agent in respect of the escrow and for any other direct or indirect and out of pocket expenses incurred by the Corporation in connection with the Excess Shares, including any litigation costs and expenses, and all funds expended by the Corporation to reimburse the Share Escrow Agent for costs and expenses incurred by the Share Escrow Agent in respect of its administration of the Excess Shares and for all fees, disbursements and expenses incurred by the Share Escrow Agent in connection with the sale of the Excess Shares; and (iii) third, the remainder thereof (as the case may be) to the Excess Owner; provided, however, if the Corporation shall have any questions as to whether any security interest or other interest adverse to the Excess Owner shall have existed with respect to any Excess Shares, neither the Share Escrow Agent, the Corporation nor anyone else shall have the obligation to disburse proceeds for those shares until the Share Escrow Agent shall be provided with such evidence as the Corporation shall deem necessary to determine the parties who shall be entitled to such proceeds.

      SECTION 10. Each certificate for Capital Stock shall bear the following legend:

          "The shares of stock represented by this certificate are subject to restrictions on ownership and transfer. All capitalized terms in this legend have the meanings ascribed to them in the Corporation's Certificate of Incorporation, as the same may be amended from time to time, a copy of which, including the restrictions on ownership and transfer, shall be sent without charge to each stockholder who so requests. No Person shall Beneficially Own shares of Capital Stock in excess of any Ownership Limit applicable to such Person. Subject to certain limited specific exemptions, (i) Beneficial Ownership of that number of shares of Capital Stock by an Institutional Investor which would represent 10% or more of the Voting Power would exceed the Institutional Investor Ownership Limit, (ii) Beneficial Ownership of that number of shares of Capital Stock by a Noninstitutional Investor which would represent 5% or more of the Voting Power would exceed the Noninstitutional Investor Ownership Limit, and (iii) Beneficial Ownership of (a) 20% or more of the issued and outstanding shares of Common Stock or (b) any combination of shares in any series or class of Capital Stock that represents 20% or more of the ownership interest in the Corporation (determined as provided in the Corporation's Certificate of Incorporation) would exceed the General Ownership Limit. Any Person who attempts to Beneficially Own shares of Capital Stock in violation of this limitation must immediately notify the Corporation. Upon the occurrence of any event that would cause any Person to exceed any Ownership Limit applicable to such Person (including without limitation the expiration of a voting trust that entitled such Person to an exemption from any Ownership Limit applicable to such Person), all shares of Capital Stock Beneficially Owned by such Person in excess of any Ownership Limit applicable to such Person shall automatically be deemed Excess Shares and shall be transferred immediately to the Share Escrow Agent and shall be subject to the provisions of the Corporation's Certificate of Incorporation. The foregoing summary of the restrictions on ownership and transfer is qualified in its entirety by reference to the Corporation's Certificate of Incorporation."

The legend may be amended from time to time to reflect amendments to  this  Certificate  of  Incorporation,  or  revisions  to  the
Ownership   Limits  in  accordance  with  Section  15   of   this
Article VII.

     SECTION 11. Subject to Section 12 of this Article VII, nothing contained in this Article VII or in any other provision of this Certificate of Incorporation shall limit the authority of the Corporation to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders.

     SECTION 12. Nothing contained in this Certificate of Incorporation shall preclude the settlement of any transactions entered into through the facilities of the New York Stock Exchange, Inc. or any other exchange or through the means of any automated quotation system now or hereafter in effect.

     SECTION 13. Except in the case of manifest error, any interpretation of this Article VII by the Board of Directors of the Corporation shall be conclusive and binding; provided, however, that in making any such interpretation, the Board of Directors of the Corporation shall consider, wherever relevant, the Corporation's obligations to the BCBSA.

     SECTION 14. This Article VII shall not be applicable with respect to any shares of Capital Stock owned by the Foundation which were (i) issued by the Corporation to the Foundation upon the incorporation of the Corporation, or (ii) issued by the Corporation to the Foundation pursuant to that certain Agreement and Plan of Reorganization, dated as of March 14, 2000, among the Corporation, Blue Cross and Blue Shield of Missouri, RightCHOICE Managed Care, Inc., a Missouri corporation, and the Foundation (such shares of Capital Stock being referred to as "Exchange Shares"), or (iii) acquired by the Foundation with respect to Exchange Shares as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like, so long as such shares of Capital Stock shall be Beneficially Owned by the Foundation or by a trustee for the account of the Foundation and subject to the terms of the Voting Trust and Divestiture Agreement. Upon the Transfer of any Beneficial Ownership interest in any Exchange Shares (and such other shares of Capital Stock received by the Foundation or by a trustee for the account of the Foundation as a result of a stock dividend, stock split, conversion, recapitalization, exchange of shares or the like relating to such Exchange Shares) from the Foundation or trustee thereof or the voting trust established by the Voting Trust and Divestiture Agreement to any transferee, those shares of Capital Stock shall become fully subject to this Article VII from and at all times after such transfer.

     SECTION 15. An Independent Board Majority shall have the right to revise the definition of one or more Ownership Limits to change the percentage ownership of Capital Stock under such Ownership Limit to conform the definition to a change to the terms of the License Agreements or as required or permitted by the BCBSA. In the event the Corporation issues any series or class of Capital Stock other than Common Stock, then an Independent Board Majority shall have the power to determine the manner in which each class or series of Capital Stock shall be counted for purposes of determining each Ownership Limit. Any such revision to the definition of any Ownership Limit shall not be deemed a Change to this Certificate of Incorporation, and shall not require stockholder approval under Article XII hereof; provided, however, that no such revision shall be effective until such time as the Corporation shall have notified the stockholders of such revision in such manner as it shall deem appropriate under the circumstances (provided that notification of any such revision by means of a filing by the Corporation describing such revision with the SEC under the Exchange Act or with the Secretary of State of the State of Delaware under the DGCL shall be deemed appropriate notice under all circumstances).

                          ARTICLE VIII
                             BYLAWS

      SECTION  1.   The  Bylaws shall govern the  management  and
affairs  of  the  Corporation,  the  rights  and  powers  of  the
directors,   officers,   employees  and   stockholders   of   the
Corporation  in  accordance with its terms and shall  govern  the rights of all persons concerned relating in any way to the Corporation except that if any provision in the Bylaws shall be irreconcilably inconsistent with any provision in this Certificate of Incorporation, the provision in this Certificate of Incorporation shall control.

      SECTION 2. The Board of Directors of the Corporation shall have the power to amend or replace the Bylaws of the Corporation by the vote of a majority of the whole Board of Directors of the Corporation, except that the approval of an Independent Board Majority shall be required to amend or replace any provision of the Bylaws of the Corporation which, pursuant to the terms thereof, may now or hereafter require the approval of an Independent Board Majority. The stockholders of the Corporation shall not have the power to Change (as defined in Section 7 of Article VII hereof) the Bylaws of the Corporation unless such Change shall be approved by the holders of at least seventy-five percent (75%) of the then issued and outstanding shares of Common Stock entitled to vote thereon.

                           ARTICLE IX
                     NO PREFERENTIAL RIGHTS

      No stockholder of the Corporation shall, by reason of his, her or its holding shares of any class or series, have any preemptive or preferential rights to purchase or subscribe to any shares of Capital Stock of the Corporation now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class now or hereafter to be authorized (whether or not the issuance of any such shares or such notes, debentures, bonds or other securities would adversely affect the dividend or voting rights of such stockholder) other than such rights, if any, as the Board of Directors of the Corporation in its
discretion from time to time may grant and at such price as the Board of Directors of the Corporation may fix; and the Board of Directors of the Corporation may issue shares of Capital Stock of the Corporation or any notes, debentures, bonds or other securities, convertible into or carrying options or warrants to purchase shares of Capital Stock without offering any such shares of Capital Stock, either in whole or in part, to the existing stockholders.

                            ARTICLE X
                      NO CUMULATIVE VOTING

      There shall be no cumulative voting by stockholders of any class or series of Capital Stock in the election of directors of the Corporation.

                           ARTICLE XI
                        BOOKS AND RECORDS

      The books and records of the Corporation may be kept (subject to any provision contained in the DGCL or other applicable law) at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

                           ARTICLE XII
           RIGHT TO AMEND CERTIFICATE OF INCORPORATION

     The Corporation reserves the right to Change (as defined  in
Section 7 of Article VII hereof) any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL or other applicable law and this
Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that notwithstanding anything contained in this Certificate of Incorporation to the contrary, (a) the approval of an Independent Board Majority shall be required for the Board of Directors to approve and authorize any Change to Sections 1, 3, 4, 5, 6, 7, 10 and 11 of Article IV, Article V,
Article  VI,  Article  VII,  Article  VIII,  Article  X  or  this
Article XII, and (b) the affirmative vote of the holders of at least seventy-five percent (75%) of the then issued and outstanding shares of Common Stock entitled to vote thereon shall be required to Change Sections 1, 3, 4, 5, 6, 7, 10, and 11 of
Article  IV,  Article V, Article VI, Article VII,  Article  VIII,
Article X and this Article XII (the "Supermajority Stockholder Vote"); and provided further, however, that (i) the Supermajority Stockholder Vote shall become ineffective and shall be of no further force and effect with respect to a Change to Article VII hereof in the event that each and every License Agreement to which the Corporation shall be subject shall have been terminated; and (ii) the Supermajority Stockholder Vote shall not apply to (1) any Change to Article VII to conform Article VII hereof to a change to the terms of any License Agreement, (2) any Change to Article VII hereof required or permitted by the BCBSA (whether or not constituting a change to the terms of any License Agreement), or (3) any Change to Article VII hereof approved by an Independent Board Majority in connection with a proposal to acquire (by means of a merger, consolidation or otherwise) all of the outstanding Capital Stock of the Corporation. The affirmative vote of the holders of at least the percentage of the issued and outstanding Capital Stock entitled to vote thereon required by the DGCL or other applicable law shall be required to Change any provisions of this Certificate of Incorporation that shall not require the Supermajority Stockholder Vote under this
Article XII.

                          ARTICLE XIII
                        REGISTERED AGENT

      The address of the registered office of the corporation in the state of Delaware is 1013 Centre Road, Wilmington, Delaware
19805 in the County of New Castle. The name of its registered agent at such address is Corporation Service Company.

                           ARTICLE XIV
                           COMPROMISE

     Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under 279 of Title 8 of the Delaware Code under a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

                           ARTICLE XV
                          INCORPORATOR

      The name and mailing address of the incorporator is as follows:

                        John A. O'Rourke
                      1831 Chestnut Street
                    St. Louis, Missouri 63103

      IN WITNESS WHEREOF, the undersigned duly executed this Certificate of Incorporation on this 3rd day of February, 2000.


                              /s/ John A. O'Rourke
                              John A. O'Rourke, Incorporator





                                   Exhibit 5

                             BYLAWS

                               OF

                 RIGHTCHOICE MANAGED CARE, INC.

                        TABLE OF CONTENTS

                                                             Page
ARTICLE I - OFFICES AND RECORDS                                 1
ARTICLE II - SHAREHOLDERS                                       1
ARTICLE III - BOARD OF DIRECTORS                                6
ARTICLE IV - OFFICERS                                          15
ARTICLE V - INDEMNIFICATION                                    19
ARTICLE VI - STOCK                                             21
ARTICLE VII - CORPORATE FINANCE                                22
ARTICLE VIII - GENERAL PROVISIONS                              23

                 ARTICLE I - OFFICES AND RECORDS

Section 1.1 Registered Office and Registered Agent. The location of the registered office and the name of the registered agent of the Corporation in the State of Delaware shall be as stated in the Certificate of Incorporation of the Corporation (as the same may be further amended and/or restated) (the "Certificate of Incorporation") or as shall be determined from time to time by the Board of Directors and on file in the appropriate office of the State of Delaware pursuant to applicable provisions of law. Unless otherwise permitted by law, the address of the registered office of the Corporation and the address of the business office of the registered agent shall be identical.

Section 1.2 Corporate Offices. The Corporation may have such corporate offices anywhere within or without the State of Delaware as the Board of Directors from time to time may determine or the business of the Corporation may require.

Section 1.3 Books and Records. The Corporation shall keep correct and complete books and records of account, including the amount of its assets and liabilities, minutes of its proceedings of its stockholders and Board of Directors (and any committee having the authority of the Board of Directors) and the names and places of residence of its officers. The Corporation shall keep at its registered office or principal place of business in the State of Missouri, or at the office of its transfer agent in the State of Missouri, if any, books and records in which shall be recorded the number of shares subscribed, the names of the owners of the shares, the numbers owned by them respectively, the amount of shares paid, and by whom, and the transfer of such shares with the date of transfer.

Section 1.4 Inspection of Records. A stockholder may, upon written demand under oath stating the proper purpose thereof, inspect the records of the Corporation, pursuant to any statutory or other legal right, during the usual and customary hours of business and in such manner as will not unduly interfere with the regular conduct of the business of the Corporation. A stockholder may delegate such stockholder's right of inspection to a certified or public accountant on the condition, to be enforced at the option of the Corporation, that the stockholder and accountant agree with the Corporation to furnish to the Corporation promptly a true and correct copy of each report with respect to such inspection made by such accountant. No stockholder shall use, permit to be used or acquiesce in the use by others of any information so obtained to the detriment competitively of the Corporation, nor shall such stockholder furnish or permit to be furnished any information so obtained to any competitor or prospective competitor of the Corporation. The Corporation as a condition precedent to any stockholder's inspection of the records of the Corporation may require the stockholder to indemnify the Corporation, in such manner and for such amount as may be determined by the Board of Directors, against any loss or damage which may be suffered by it arising out of or resulting from any unauthorized disclosure made or permitted to be made by such stockholder of information obtained in the course of such inspection.

                    ARTICLE II - SHAREHOLDERS

Section 2.1 Place of Meetings. Meetings of stockholders shall be held at any place within or outside the State of Delaware designated by the Board of Directors. In the absence of any such designation by the Board of Directors, stockholders' meetings shall be held at the principal place of business of the Corporation.

Section 2.2 Annual Meetings. An annual meeting of the stockholders of the Corporation for the election of directors shall be held on the second Tuesday in May of each year, if not a legal holiday, and if a legal holiday, then on the next business day following, at 10:00 a.m., or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which the stockholders entitled to vote thereon shall elect directors to serve until expiration of their respective term of office as specified in Section 3 of Article IV of the Certificate of Incorporation and until their respective successors are duly elected and qualified, or until their respective earlier resignation, removal or death, and shall transact such other business as may properly come before the meeting as provided herein.

Section 2.3 Special Meetings. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President, or an Independent Board Majority (as defined in Section 4.B.3 of Article IV of the
Certificate of Incorporation). The Chairman of the Board, the Chief Executive Officer, the President, or an Independent Board Majority, as the case may be, shall have the right to determine the business to be transacted at any special meeting and no issue or matter may be acted upon by any stockholders at any special meeting unless such issue or matter has been approved by the Board of Directors for vote by stockholders at such meeting.

Section 2.4    Notice; Waiver of Notice; Affidavit of Notice.

      (a) Written or printed notice of each meeting of the stockholders, whether annual or special, stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes thereof and that no other business may be transacted, and, in the case of an annual meeting, those matters which the Board of Directors, at the time of giving the notice, intends to present for action by the stockholders, shall be delivered or given to each stockholder entitled to vote at such meeting, as determined in accordance with Section 2.8 of these Bylaws, not less than ten (10) days or more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting pursuant to Section 2.3 of these Bylaws, unless, as to a particular matter, other or further notice is required by the General Corporation Law of the State of Delaware (the "DGCL") or other applicable law, in which case such other or further notice shall be given.

      (b) Any notice to a stockholder of a stockholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid and addressed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

      (c) Whenever any notice is required to be given to any stockholder under the provisions of these Bylaws, or of the Certificate of Incorporation or of the DGCL or other applicable law, a written waiver thereof, signed by the stockholder entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

      (d) To the extent provided by the DGCL or other applicable law, attendance of a stockholder at any meeting shall constitute a waiver of notice of such meeting except where a stockholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

      (e) An affidavit of the mailing or other means of giving any notice of any stockholders' meeting shall be executed by the Secretary, the Assistant Secretary, or any transfer agent of the Corporation giving the notice, and shall be filed and maintained in the minute book of the Corporation.

Section  2.5     Presiding  Officials.   Every  meeting  of   the
stockholders, for whatever purpose, shall be convened by the President, the Secretary or the officer or any of the persons who called the meeting pursuant to Section 2.3 of these Bylaws. The meeting shall be presided over by the officers specified in Sections 4.7, 4.8 and 4.9 of these Bylaws as provided therein.

Section 2.6 Quorum; Adjournment. Unless otherwise provided by the DGCL or other applicable law, the Certificate of Incorporation or these Bylaws, the constitution of a quorum at any meeting of the stockholders shall require a majority of the outstanding shares of the Corporation's capital stock entitled to vote at such meeting, represented in person or by proxy; provided, however, that in the event that less than a quorum is represented at a meeting, the shares so represented, by a majority vote, shall have the right successively to adjourn the meeting, without notice to any stockholder not present at the meeting, to a specified date no later than 90 days after such adjournment. In all matters, every decision of a majority of the outstanding shares then entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the stockholders, unless a larger vote is required by the DGCL or other applicable law, by the Certificate of Incorporation or by these Bylaws; provided, however, that if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority (or such higher proportion as may be required by the DGCL or other applicable law or the Certificate of Incorporation or these Bylaws) of the shares of each such class must be voted affirmatively to approve any matter requiring such separate class vote. Shares represented by a proxy which directs that the shares be voted to abstain or to withhold a vote on a matter shall be deemed to be represented at the meeting as to such matter. At any subsequent session of an adjourned meeting at which a quorum is present in person or by proxy, any business may be transacted which could have been transacted at the initial session of the meeting if a quorum had been present.

Section 2.7 Proxies. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the Secretary of the Corporation. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission, or otherwise) by the stockholder or the stockholder's attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, before the vote pursuant to that proxy, by a writing delivered to the Corporation stating that the proxy is revoked, or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of that proxy is received by the Corporation before the vote pursuant to that proxy is counted; provided, however, that no proxy shall be valid after the expiration of three (3) years from the date of the proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

Section 2.8    Voting.

      (a) Each stockholder shall have the number of votes provided in the Certificate of Incorporation for each share of stock entitled to vote under the provisions of the Certificate of Incorporation and registered in such stockholder's name on the books of the Corporation.

      (b) Cumulative voting is not permitted with respect to the election of directors, and thus no stockholder entitled to vote in the election of directors shall have the right to cast as many votes in the aggregate as shall equal the number of votes held by the stockholder in the Corporation, multiplied by the number of directors to be elected at the election, for one candidate, or distribute them among two or more candidates.

      (c) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

      (d) If the Board of Directors does not close the transfer books or set a record date for the determination of its stockholders entitled to notice of, or to vote at, a meeting of stockholders in accordance with Section 2.8(d) of these Bylaws, only those persons who are stockholders of record at the close of business on the day preceding the next day on which notice of such meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which such meeting is held, shall be entitled to notice of, and to vote at, such meeting and any adjournment of such meeting; except that, if prior to such meeting written waivers of notice of such meeting are signed and delivered to the Corporation by all of the stockholders of record at the time such meeting is convened, only those persons who are stockholders of record at the time such meeting is convened shall be entitled to vote at such meeting and any adjournment thereof.

Section 2.9 Stockholders' Lists. A complete list of the stockholders entitled to vote at each meeting of the stockholders, arranged in alphabetical order, with the address of and the number of voting shares of each class owned of record by each stockholder of record as of the date determined pursuant to Sections 2.8(d) or (e) of these Bylaws as the case may be, shall be prepared by the officer of the Corporation having charge of the stock transfer books of the Corporation, and shall, for a period of ten (10) days prior to the meeting, be kept on file at a place within the city where the meeting is to be held and shall at any time during the usual hours for business be subject to inspection by any stockholder. Such list or a duplicate thereof shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in the State of Missouri, shall be prima facie evidence as to who are the stockholders entitled to examine such list, share ledger or transfer book or to vote at any meeting of stockholders.

Section 2.10 Conduct of Stockholder Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors of the Corporation may, to the extent not prohibited by the DGCL or other applicable law, adopt by resolution such rules and regulations for the conduct of the meetings or any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations, the Chairman of the meeting may prescribe such rules, regulations and procedures and do all such acts as, in the judgment of such Chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chairman of the meeting, may, to the extent not prohibited by the DGCL or other applicable law, include, without limitation, the following:
(i) the establishment of an agenda for the meeting; (ii) the maintenance of order at the meeting; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized proxies and such other persons as shall be determined; (iv) restrictions on entry to the meeting after a specified time; (v) limitation on the time allotted to questions or comments by participants; (vi) a determination of whether the proponent of any proposal is entitled to obtain a vote by stockholders on that proposal at that meeting under the standards prescribed in these Bylaws and such other standards as the Chairman of the meeting shall determine to be applicable; (vii) the taking and counting of votes at such meetings; and (viii) the resolution of any other questions which may be raised at such meeting. Unless otherwise determined by the Board of Directors or the Chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with any rules of parliamentary procedure.

Section 2.11 Stockholder Action By Written Consent without a Meeting. No action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken by written consent without a meeting of such stockholders.

Section 2.12 Inspectors of Election. Before any meeting of stockholders, the Board of Directors shall appoint a person (other than nominees for office, directors or stockholders) to act as inspectors of election at the meeting or its adjournment. If any person appointed as inspector fails to appear or fails or refuses to act, the Chairman of the meeting shall appoint a person to fill such vacancy. The inspector shall: (a) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;
(b) receive votes or ballots; (c) hear and determine all challenges and questions in any way arising in connection with the right to vote; (d) count and tabulate all votes;
(e) determine when the polls shall close; (f) determine the result; and (g) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

Section 2.13   Stockholder Proposals.

     (a) Stockholders shall be entitled to submit proposals to be voted upon by stockholders at an annual meeting of the Corporation provided that they comply with the procedures set forth in this Section 2.13. Only those proposals which satisfy all requirements specified in this Section 2.13 shall be deemed "Qualified Stockholder Proposals."

     (b)   In  order  for a proposal to constitute  a  "Qualified
Stockholder Proposal," all of the following requirements must be satisfied:

          (1) The proposal must be made for submission at an annual meeting of stockholders;

          (2) The proposal must be a proper subject for stockholder action. The Board of Directors shall be entitled to determine that any proposal which the stockholder is not entitled to have included in the Corporation's proxy statement for the annual meeting under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations issued by the Securities and Exchange Commission (which are collectively referred to herein as the "SEC Proxy Rules") is not a proper subject for stockholder action;

          (3) The proposal must be made by a stockholder who shall be the record holder on the record date for such annual meeting and at that meeting of shares entitled to be voted for the proposal (a "Proposing Stockholder");

          (4) The Proposing Stockholder must deliver a written notice identifying such proposal to the office of the Corporation's Corporate Secretary at the Corporation's principal place of business which provides the information required by these Bylaws which is timely under the standards given in Section 3.5(e)(4) of these Bylaws;

          (5) Such Proposing Stockholder's proposal notice shall: (i) contain a description of the proposal, the reasons for the proposal and any material interest in such proposal by the Proposing Stockholder or the beneficial owner of the stockholder's record shares; (ii) contain an affirmation by the Proposing Stockholder that the stockholder satisfies the requirements specified in this
     Section 2.13 for presentation of such proposal; and (iii) as to the Proposing Stockholder and the beneficial owner, if any, on whose behalf the proposal is made (x) the name and address of such Proposing Stockholder, as they appear on the Corporation's books, and of such beneficial owner and the telephone number at which each may be contacted during normal business hours through the time for which the meeting is scheduled, and (y) the class and number of shares of the Corporation which are owned beneficially and of record by such Proposing Stockholder and such beneficial owner; and

          (6) The Proposing Stockholder and the beneficial owner shall provide such other information as any officer of the Corporation shall reasonably deem relevant within such time limits as any officer of the Corporation shall reasonably impose for such information.

     (c) Nothing in these Bylaws shall be deemed to prohibit a stockholder from including any proposals in the Corporation's proxy statement to the extent such inclusion shall be required by the SEC Proxy Rules or to lessen any obligation by any stockholder to comply with the SEC Proxy Rules; provided, however, that neither the fact that a stockholder's nominee qualifies as a Qualified Candidate (as defined in Section 3.5 of these Bylaws) nor the fact that a Proposing Stockholder's proposal qualifies as a Qualified Stockholder Proposal under this
Section 2.13 shall obligate the Corporation to endorse that candidate or proposal or (except to the extent required by the SEC Proxy Rules) to provide a means to vote on that proposal on proxy cards solicited by the Corporation or to include information about that proposal in the Corporation's proxy statement. To the extent this Section 2.13 shall be deemed by the Board of Directors or the Securities and Exchange Commission, or adjudged by a court of competent jurisdiction, to be inconsistent with the rights of stockholders to request inclusion of a proposal in the Corporation's proxy statement pursuant to the SEC Proxy Rules, the SEC Proxy Rules shall prevail.

                ARTICLE III - BOARD OF DIRECTORS

Section 3.1    General Powers.  The business and affairs  of  the
Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities expressly conferred upon it by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not directed or required to be exercised or done exclusively by the stockholders by the DGCL or other applicable law or by the Certificate of Incorporation or by these Bylaws.

Section 3.2 Number of Directors. Until otherwise determined by the Board of Directors acting pursuant to Section 3.4 of these Bylaws, the number of positions on the Board of Directors shall be three (3).

Section 3.3 Division of the Board of Directors into Classes. The Board of Directors shall be divided into three classes in accordance with the Certificate of Incorporation. The positions within each class shall be the same in number as reasonably practicable. Directors within a given class shall be designated as the "Class of [Year]," with the entry for "Year" being the year in which the next triennial election for directors in that class is scheduled to occur.

Section 3.4 Board of Directors' Power to Alter the Number of Directors and the Size of Classes. The Board of Directors shall have the power (within the limitations prescribed by the Certificate of Incorporation) by a resolution adopted by an Independent Board Majority at the time of such adoption to alter at any time and from time to time (i) the total number of directorship positions on the Board of Directors, and (ii) the number of directorship positions in any of the three classes of directors established by the Certificate of Incorporation. Except as otherwise expressly provided in the Certificate of Incorporation, from the adoption of any particular resolution in the manner provided in the preceding sentence until the adoption in the manner prescribed by the preceding sentence of any subsequent resolution altering the results of the particular resolution, (i) the total number of directorship positions on the Board of Directors shall be equal to the number specified in the particular resolution, and (ii) the number of directorship positions in each of the three classes of directors established by the Certificate of Incorporation shall be the number established in the particular resolution.

Section 3.5    Election of Directors by Stockholders.

     (a)    Qualified  Candidates  (as  defined  below  in   this
Section 3.5) for election as directors at any meeting of the stockholders of the Corporation shall be elected by plurality vote. (Under plurality voting, if five positions on the Board of Directors were up for election at any particular stockholders' meeting, then the five Qualified Candidates who receive more votes than any other Qualified Candidates shall be deemed elected at that meeting. It shall not, therefore, be necessary for election to the Board of Directors that a candidate receive a majority of the votes comprising the quorum for the meeting so long as the individual receives a number of votes sufficient for election under the terms hereof.)

     (b) Only Qualified Candidates may be elected to the Board of Directors at any particular stockholders' meeting. Votes cast in favor of an individual who is not a Qualified Candidate shall not be effective to elect that individual to the Board of Directors regardless of whether (i) that individual receives a greater number of votes than Qualified Candidates who are elected to the Board of Directors under the preceding provisions of this
Section 3.5, or (ii) no other individual receives any votes at that meeting.

     (c) An individual shall be deemed a "Qualified Candidate" for election to the Board of Directors at any particular stockholders' meeting if that individual (i) shall have been nominated for election by the affirmative vote of an Independent Board Majority or shall have been nominated for election in a manner which satisfies all of the requirements specified in
Section 3.5(e) hereof, and (ii) is not disqualified under the provisions of Section 3.5(d) hereof.

     (d) The term "Non-Independent Candidate," as used with respect to any particular election of directors, means an individual who satisfies the conditions of clause (i) of
Section 3.5(c) hereof but who does not qualify as an "Independent Director" as defined in Section 4.B.1 of Article IV of the Certificate of Incorporation. In the event that, in any particular election of directors, some but not all of the Non-Independent Candidates for director at such election may be eligible for election to the Board of Directors pursuant to
Section 4.A of Article IV of the Certificate of Incorporation, then the Non-Independent Candidates shall be treated as Qualified Candidates until all positions available for Non-Independent Candidates at such election pursuant to Section 4.A of Article IV of the Certificate of Incorporation shall have been elected in the manner set forth in this Section 3.5. The remaining Non-Independent Candidates shall, in accordance with Section 3.5(b), be deemed to not be Qualified Candidates.

     (e) An individual who is not nominated for election by the affirmative vote of an Independent Board Majority, and who would otherwise qualify as a Qualified Candidate as provided in Sections 3.5(c) and 3.5(d) hereof, shall be a Qualified Candidate if all of the following requirements are satisfied:

          (1) The nomination must be made for an election to be held at an annual meeting of stockholders or a special meeting of stockholders in which the Board of Directors has determined that candidates will be elected by the issued and outstanding shares of the Corporation's common stock to one or more positions on the Board of Directors;

          (2) The individual must be nominated by a stockholder who shall be the record owner on the record date for such meeting and at that meeting of shares entitled to be voted at that meeting for the election of directors (a "Nominating Stockholder");

          (3) The Nominating Stockholder must deliver a timely written nomination notice to the office the Corporation's Corporate Secretary at the Corporation's principal place of business which provides the information required by this
     Section 3.5(e);

          (4) To be timely for an annual meeting, a Nominating Stockholder's notice must be actually delivered to the Corporate Secretary at the Corporation's principal place of business not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that: (i) if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation, and (ii) if the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a Nominating Stockholder's nominating notice required by this
     Section 3.5(e) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if (x) the Nominating Stockholder shall have nominated candidates in accordance with the requirements in this Section 3.5(e) for all Board of Directors positions not covered by such increase, and (y) the nomination notice for candidates to fill the expanded positions shall be actually delivered to the Corporate Secretary at the Corporation's principal place of business not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation;

          (5) If the election is to be held at a special stockholders' meeting, a Nominating Stockholder's nominating notice required by this Section 3.5(e) shall be considered timely for such meeting if it shall be actually delivered to the Corporate Secretary at the Corporation's principal place of business not later than the close of business on the 10th day following the day on which the Corporation shall first publicly announce the date of the special meeting and that a vote by stockholders shall be taken at such meeting to elect one or more directors;

          (6) In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a Nominating Stockholder's notice as described above. "Public Announcement" means, for these purposes, disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

          (7) Such Nominating Stockholder's nomination notice shall: (i) set forth as to each person whom the Nominating Stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and Rule 14a-11 thereunder; (ii) be accompanied by each nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (iii) set forth the name and address of the stockholder giving the notice and the beneficial owner of the shares owned of record by the beneficial owner, and the telephone number at which the Corporation will be able to contact the stockholder, the beneficial owner and each nominee during usual business hours during the period through the meeting at which the nomination is to take place; and (iv) set forth the class and number of shares of the Corporation which are owned beneficially and of record by such Nominating Stockholder and such beneficial owner;

          (8) The Nominating Stockholder, the beneficial owner and each nominee shall provide such other information as any officer of the Corporation shall reasonably deem relevant within such time limits as any officer of the Corporation shall reasonably impose for such information.

Section 3.6 Vacancies. Neither the provisions of Section 3.5 nor any other provision set forth herein shall diminish the right granted to the Directors to elect individuals to fill any vacancy which shall occur for any reason as provided in the Certificate of Incorporation.

Section 3.7 Meetings of the Newly Elected Board of Directors. The members of each newly elected Board of Directors (i) shall meet at such time and place, either within or without the State of Delaware, as shall be provided for by resolution of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or (ii) if not so provided for by resolution of the stockholders, or if a quorum shall not be present, may meet at such time and place as shall be consented to in writing by a majority of the newly elected directors, provided that written or printed notice of such meeting shall be given to each of the other directors in the same manner as provided in these Bylaws with respect to the giving of notice for special meetings of the Board of Directors, except that it shall not be necessary to state the purpose of the meeting in such notice, or
(iii) regardless of whether or not the time and place of such meeting shall be provided for by resolution of the stockholders at the annual meeting, may meet at such time and place as shall be consented to in writing by all of the newly elected directors.

Each director of the Corporation, upon such director's election, shall qualify by accepting the office of director, and such director's attendance at, or written approval of the minutes of, any meeting of the Board of Directors subsequent to such director's election shall constitute such director's acceptance of such office; or such director may execute such acceptance by a separate writing, which shall be placed in the minute book.

Section 3.8    Notice of Meeting; Waiver of Notice.

      (a) Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and places either within or without the State of Delaware as shall from time to time be fixed by resolution adopted by the whole Board of Directors (as defined in Section 2 of Article IV of the Certificate of Incorporation). Any business may be transacted at a regular meeting.

     (b)  Special Meetings.

           (i) Except as otherwise required by the DGCL or other applicable law and subject to the rights of the holders of Preferred Stock or any series thereof, special meetings of the Board of Directors may be called at any time by the Chairman of the Board, the President or the Board of Directors pursuant to a resolution approved by a majority of the whole Board of Directors and shall be called by the Secretary on the written request of any of the foregoing. The place may be within or without the State of Delaware as designated in the notice.

           (ii) Written or printed notice of each special meeting of the Board of Directors, stating the place, day and hour of the meeting and the purpose or purposes thereof, shall be mailed to each director at least three (3) days before the day on which the meeting is to be held, or shall be delivered to such director personally or sent to such director by telegram or facsimile at least two (2) days before the day on which the meeting is to be held. If mailed, such notice shall be deemed to be delivered when it is deposited in the United States mail with postage thereon prepaid, addressed to the director at such director's residence or usual place of business. If given by telegraph, such notice shall be deemed to be delivered when it is delivered to the telegraph company. If given by facsimile, such notice shall be deemed delivered upon receipt of verification. The notice may be given by any person having authority to call the meeting.

           (iii) "Notice" and "call" with respect to such meetings shall be deemed to be synonymous.

      (c)  Waiver of Notice.  Whenever any notice is required  to be given to any director under the provisions of the DGCL or other applicable law, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by such director, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a director at any meeting shall constitute a waiver of notice of the meeting except where a director attends such meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular meeting of the Board of Directors need be specified in the notice or waiver of notice of the meeting.

Section 3.9 Meetings by Conference Telephone or Similar Communications Equipment. Unless otherwise prohibited by the DGCL or other applicable law, the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or committee by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation in a meeting in such manner shall constitute presence in person at the meeting.

Section 3.10 Action Without a Meeting. Any action which is required to be or may be taken at a meeting of the directors, or of the executive committee or any other committee of the directors, may be taken without a meeting if consents in writing, setting forth the action so taken, are signed by all of the members of the Board of Directors or of the committee as the case may be. The consents shall have the same force and effect as a unanimous vote at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors or of the committee as the case may be.

Section 3.11 Quorum and Voting. At all meetings of the Board of Directors, a majority of the whole Board of Directors shall, unless a greater number as to any particular matter is required by the DGCL or other applicable law, the Certificate of Incorporation or these Bylaws, constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, subject to the provisions of Section 144 of the DGCL (as to approval of contracts or transactions in which a director has a direct or indirect material financial interest), Section 141 of the DGCL (as to appointment of committees), and Section 145 of the DGCL (as to indemnification of directors), and unless the act of a greater number is required by the DGCL or other applicable law, the Certificate of Incorporation or these Bylaws.

Section 3.12   Committees.

       (a)   The  Board  of  Directors  may,  by  resolution   or
resolutions adopted by a majority of the whole Board of Directors, designate two or more directors of the Corporation to constitute one or more committees (including, without limitation, an executive committee). Each such committee, to the extent provided in such resolution or resolutions, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation; provided, however, that the designation of each such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or such member by law.

      (b) Each such committee shall keep regular minutes of its proceedings, which minutes shall be recorded in the minute book of the Corporation. The Secretary or an Assistant Secretary of the Corporation may act as Secretary for each such committee if the committee so requests.

Section 3.13   Audit Committee.

     (a) The Board of Directors at the annual or any regular or special meeting of the directors shall, by resolution adopted by a majority of the whole Board of Directors, designate and elect two or more directors to constitute an Audit Committee and appoint one of the directors so designated as the chairman of the Audit Committee. Membership on the Audit Committee shall be restricted to those directors who are independent of the management of the Corporation and are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a member of the committee. Vacancies in the Audit Committee may be filled by the Board of Directors at any meeting thereof. Each member of the Audit Committee shall hold office until such Audit Committee member's successor has been duly elected and qualified, or until such Audit Committee member's resignation or removal from the Audit Committee by the Board of Directors, or until such Audit Committee member otherwise ceases to be a director. Any member of the Audit Committee may be removed from the Audit Committee by resolution adopted by a majority of the whole Board of Directors. The compensation, if any, of members of the Audit Committee shall be established by resolution of the Board of Directors.

     (b) The Audit Committee shall be responsible for: recommending to the Board of Directors the appointment or discharge of independent auditors; reviewing with the management and the independent auditors the terms of engagement of independent auditors, including the fees, scope and timing of the audit and any other services rendered by the independent auditors; reviewing with the independent auditors and management the Corporation's policies and procedures with respect to internal auditing, accounting and financial controls; reviewing with the management the independent statements; audit results and reports and the recommendation made by any of the auditors with respect to changes in accounting procedures and internal controls; reviewing the results of studies of the Corporation's system of internal accounting controls; and performing any other duties or functions deemed appropriate by the Board of Directors. The Audit Committee shall have the powers and rights necessary or desirable to fulfill these responsibilities, including the power and right to consult with legal counsel and to rely upon the opinion of legal counsel. The Audit Committee is authorized to communicate directly with the Corporation's financial officers and employees, internal auditors and independent auditors as it deems desirable and to have the internal auditors or independent auditors perform any additional procedures as it deems appropriate.

     (c) All actions of the Audit Committee shall be reported to the Board of Directors at the next meeting of the Board of Directors. The minute books of the Audit Committee shall at all times be open to the inspection of any director.

      (d) The Audit Committee shall meet at the call of its chairman or of any two members of the Audit Committee (or if there shall be only one other member, then at the call of that member). A majority of the Audit Committee shall constitute a quorum for the transaction of business (or if there shall only be two members, then both must be present), and the act of a majority of those present at any meeting at which a quorum is present (or if there shall be only two members, then they must act unanimously) shall constitute the act of the Audit Committee.

Section 3.14   Compensation Committee.

      (a) The Board of Directors at the annual or any regular or special meeting shall, by resolution adopted by a majority of the whole Board of Directors, designate and elect two or more directors to constitute a Compensation Committee. Membership on the Compensation Committee shall be restricted to disinterested persons which for this purpose shall mean any director who, during the time such director is a member of the Compensation Committee is not eligible, and has not at any time within one year prior thereto been eligible, for selection to participate (other than in a manner as to which the Compensation Committee has no discretion) in any of the compensation plans administered by the Compensation Committee. Vacancies in the Compensation Committee may be filled by the Board of Directors at any meeting. Each member of the Compensation Committee shall hold office until such Compensation Committee member's successor has been duly elected and qualified, or until such Compensation Committee member's resignation or removal from the Compensation Committee by the Board of Directors, or until such Compensation Committee member otherwise ceases to be a director or a disinterested person. Any member of the Compensation Committee may be removed by resolution adopted by a majority of the whole Board of Directors. The compensation, if any, of the members of the Compensation Committee shall be established by resolution of the Board of Directors.

      (b) The Compensation Committee shall, from time to time, recommend to the Board of Directors the compensation and benefits of the executive officers of the Corporation. The Compensation Committee shall have the power and authority vested in the Board of Directors by any benefit plan of the Corporation. The Compensation Committee shall also make recommendations to the Board of Directors with regard to the compensation of the Board of Directors and its committees, with the exception of the Compensation Committee.

      (c) All actions of the Compensation Committee shall be reported to the Board of Directors at the next meeting of the Board of Directors. The minute books or the Compensation Committee shall at all times be open to the inspection of any director

      (d) The Compensation Committee shall meet at the call of the chairman of the Compensation Committee or of any two members of the Compensation Committee (or if there shall be only one other member, then at the call of that member). A majority of the Compensation Committee shall constitute a quorum for the transaction of business (or if there shall be only two members, then both must be present), and the act of a majority of those present at any meeting at which a quorum is present (or if there shall be only two members, then they must act unanimously) shall be the act of the Compensation Committee.

Section 3.15   Nominating Committee.

     (a) The Board of Directors at the annual or any regular or special meeting of the directors shall, by resolution adopted by a majority of the whole Board of Directors, designate and elect two or more directors to constitute a Nominating Committee and appoint one of the directors so designated as the chairman of the Nominating Committee. Membership on the Nominating Committee shall be restricted to Independent Directors (as defined in
Section 4.B.1 of Article IV of the Certificate of Incorporation). Vacancies in the Nominating Committee may be filled by the Board of Directors at any meeting thereof. Each member of the Nominating Committee shall hold office until such Nominating Committee member's successor has been duly elected and qualified, or until such Nominating Committee member's resignation or removal from the Nominating Committee by the Board of Directors, or until such Nominating Committee member otherwise ceases to be a director. Any member of the Nominating Committee may be removed from the Nominating Committee by resolution adopted by a majority of the whole Board of Directors. The compensation, if any, of members of the Nominating Committee shall be established by resolution of the Board of Directors.

     (b) The Nominating Committee shall be responsible for: recommending to the Board of Directors a slate of directors to be presented for election by stockholders at each annual meeting of the stockholders of the Corporation and any other duties or functions deemed appropriate by the Board of Directors. The Nominating Committee shall have the powers and rights necessary or desirable to fulfill these responsibilities, including the power and right to consult with legal counsel and to rely upon the opinion of legal counsel.

      (c) All actions of the Nominating Committee shall be reported to the Board of Directors at the next meeting of the Board of Directors. The minute books of the Nominating Committee shall at all times be open to the inspection of any director.

      (d) The Nominating Committee shall meet at the call of its chairman or of any two members of the Nominating Committee (or if there shall be only one other member, then at the call of that member). A majority of the Nominating Committee shall constitute a quorum for the transaction of business (or if there shall be only two members, then both must be present), and the act of a majority of those present at any meeting at which a quorum is present (or if there shall be only two members, then they must act unanimously) shall be the act of the Nominating Committee.

Section 3.16 Alternate Committee Members. The Board of Directors, by resolution adopted by a majority of the whole Board of Directors, may designate one or more additional directors as alternate members of any committee to replace any absent or disqualified member at any meeting of that committee, and at any time may change the membership of any committee or amend or rescind the resolution designating the committee. In the absence or disqualification of a member or alternate member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member, provided that the director so appointed meets any qualifications stated in these Bylaws or the resolution designating the committee or any amendment thereto.

Section 3.17 Committee Procedures. Unless otherwise provided in these Bylaws or in the resolution designating any committee, any committee may fix its rules or procedures and fix the time and place of its meetings and specify what notice of meetings, if any, shall be given.

Section 3.18 Limitation of Committee Powers. Notwithstanding any other provision of these Bylaws, no committee of the Board of Directors shall have the power or authority of the Board of
Directors with respect to (i) amending the Certificate of Incorporation, (ii) approving any action which under the DGCL or other applicable law, also requires stockholders' approval or approval of the outstanding shares, (iii) approving or recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, (iv) amending these Bylaws,
(v) declaring a dividend or making any other distribution to the stockholders, (vi) authorizing the issuance of stock otherwise than pursuant to (the grant or exercise of a stock option under employee stock options of the Corporation or in connection with a public offering of securities registered under the Securities Act of 1933, (vii) filling vacancies on the Board of Directors or any committee thereof, or (viii) amending or repealing any resolution of the Board of Directors.

Section 3.19 Compensation of Directors and Committee Members. Directors and members of all committees shall not receive any stated salary for their services as such, unless authorized by resolution of the Board of Directors. By resolution of the Board of Directors a fixed sum and expenses of attendance, if any, also may be allowed for attendance at each regular or special meeting of the Board of Directors or any committee. Nothing herein contained shall be construed to preclude any director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

Section 3.20 Resignations. Any director may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the time specified therein or, if no time is specified therein, upon receipt thereof by the Corporation, and, unless otherwise specified therein, the acceptance of such resignation by the Corporation shall not be necessary to make such resignation effective.

Section 3.21 Removal of Directors. Directors may be removed only in the manner provided in the Certificate of Incorporation.

Section 3.22 Stakeholder Interests. The Board of Directors shall have the authority to make its decisions based on a long term perspective and in doing so shall be entitled to make decisions which may produce short term outcomes less favorable than alternatives which may be available to the Corporation or its stockholders. The Board of Directors, in making its decisions, shall be entitled to consider the interests of stakeholders in the Company other than stockholders, including employees, areas in which the Corporation maintains operations, creditors, and other persons who in the Board of Directors' sole judgment have a legitimate stake in the Board of Directors' decision. The Board of Directors shall have discretion to determine how to balance any interests of stockholders and other stakeholders in arriving at any decision.

                      ARTICLE IV - OFFICERS

Section 4.1    Designations.

      (a) The officers of the Corporation shall be a Chairman of the Board, a Vice Chairman of the Board, a President, one or more Executive Vice Presidents, one or more Vice Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries and one or more Assistant Treasurers. The Board of Directors shall elect a Chairman of the Board, a Vice Chairman of the Board, a President, a Treasurer and a Secretary at its first meeting after each annual meeting of the stockholders. The Board of Directors then, or from time to time, may also elect one or more of the other prescribed officers as it shall deem advisable, but need not elect any officers other than a Chairman of the Board, a Vice Chairman of the Board, a President, a Treasurer and a Secretary. The Board of Directors may, if it desires, elect or appoint additional officers and may further identify or describe any one or more of the officers of the Corporation.

      (b) The Chairman and the Vice Chairman of the Board shall be chosen from among the Board of Directors, but the other officers of the Corporation need not be members of the Board of Directors. Any two or more offices may be held by the same person.

      (c) An officer shall be deemed qualified when such person enters upon the duties of the office to which such person has been elected or appointed and furnishes any bond required by the Board of Directors; but the Board of Directors may also require such person's written acceptance and promise faithfully to discharge the duties of such office.

Section 4.2 Term of Office. Each officer of the Corporation shall hold such person's office at the pleasure of the Board of Directors or for such other period as the Board of Directors may specify at the time of such person's election or appointment, or until such person's resignation, removal by the Board of Directors or death, whichever first occurs. In any event, each officer of the Corporation who is not reelected or reappointed at the annual election of officers by the Board of Directors next succeeding such person's election or appointment shall be deemed to have been removed by the Board of Directors, unless the Board of Directors provides otherwise at the time of such person's election or appointment.

Section 4.3 Other Agents. The Board of Directors from time to time may appoint such other agents for the Corporation as the Board of Directors shall deem necessary or advisable, each of whom shall serve at the pleasure of the Board of Directors or for such period as the Board of Directors may specify and shall exercise such powers, have such titles and perform such duties as shall be determined from time to time by the Board of Directors or by an officer empowered by the Board of Directors to make such determinations.

Section 4.4 Removal. Any officer or agent elected or appointed by the Board of Directors, and any employee, may be removed or discharged by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal or discharge shall be without prejudice to the contract rights, if any, of the person so removed or discharged.

Section 4.5 Salaries and Compensation. Salaries and compensation of all elected officers of the Corporation shall be fixed, increased or decreased by the Board of Directors, but this power, except as to the salary or compensation of the Chairman of the Board and the President, may, unless prohibited by law, be delegated by the Board of Directors to the Chairman of the Board, the President or a committee. Salaries and compensation of all appointed officers, agents and employees of the Corporation may be fixed, increased and decreased by the Board of Directors, but until action is taken with respect thereof by the Board of Directors, the same may be fixed, increased or decreased by the President or by such other officer or officers as may be empowered by the Board of Directors to do so.

Section 4.6 Delegation of Authority to Hire, Discharge and Designate Duties. The Board of Directors from time to time may delegate to the Chairman of the Board, the President or other officer or executive employees of the Corporation, authority to hire and discharge and to fix and modify the duties and salary or other compensation of employees of the Corporation under the jurisdiction of such person, and the Board of Directors may delegate to such officer or executive employee similar authority with respect to obtaining and retaining for the Corporation the services of attorneys, accountants and other experts.

Section 4.7 Chairman of the Board. If a Chairman of the Board is elected, such Chairman of the Board shall preside at all meetings of the stockholders and directors at which such Chairman of the Board may be present and shall perform such other duties and have such other powers, responsibilities and authority as may be prescribed elsewhere in these Bylaws. The Board of Directors may delegate such other powers, responsibilities and authority and assign such additional duties to the Chairman of the Board, other than those conferred by law exclusively upon the President or other officer, as the Board of Directors may from time to time determine, and, to the extent permissible by law, the Board of Directors may designate the Chairman of the Board as the chief executive officer of the Corporation with all of the duties, powers, responsibilities and authority otherwise conferred upon the President of the Corporation under Section 4.8 of these Bylaws, or the Board of Directors may from time to time divide the duties, powers, responsibilities and authority for the general control and management of the Corporation's business and affairs between the Chairman of the Board and the President. If the Chairman of the Board is designated as the chief executive officer of the Corporation or to have the powers of the chief executive officer coextensively with the President, notice thereof shall be given to the extent and in the manner as may be required by law.

Section 4.8    President.

      (a) Unless the Board of Directors otherwise provides, the President shall be the chief executive officer of the Corporation with such general executive duties, powers, responsibilities and authority of supervision and management as are usually vested in the office of the Chief Executive Officer of a corporation, and such President shall carry into effect all directions and resolutions of the Board of Directors. In the absence of the Chairman of the Board, or if there is no Chairman of the Board, the President shall preside at all meetings of the stockholders and the Board of Directors.

     (b) The President may execute all bonds, notes, debentures, mortgages and other contracts requiring the seal of the
Corporation, may cause the seal to be affixed thereof, and may execute all other instruments, for and in the name of the Corporation.

      (c) Unless the Board of Directors otherwise provides, the President, or any person designated in writing by the President, shall have full power and authority on behalf of the Corporation to (i) attend and to vote or take action at any meeting of the holders of securities of corporations in which the Corporation may hold securities, and at such meeting shall possess and may exercise any and all rights and powers incident to being a holder of such securities, and (ii) execute and deliver waivers of notice and proxies for and in the name of this Corporation with respect to securities of any such corporation held by this Corporation.

      (d) The President shall, unless the Board of Directors otherwise provides, be an ex officio member of all standing committees.

      (e) The President shall perform such other duties and have such other powers, responsibilities and authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors.

     (f) If a Chairman of the Board is elected and designated as the chief executive officer of the Corporation, as provided in
Section 4.7 of these Bylaws, the President shall perform such duties and have such powers, responsibilities and authority as may be specifically delegated to the President by the Board of Directors or are conferred by law exclusively upon the President and, in the absence or disability of the Chairman of the Board or in the event of the Chairman of the Board's inability or refusal to act, the President shall perform the duties and exercise the powers of the Chairman of the Board.

Section 4.9 Executive Vice Presidents and Vice Presidents. In the absence or disability of the President, or in the event of the President's inability or refusal to act, any Executive Vice President or Vice President may perform the duties and exercise the powers of the President, including presiding at meetings of the stockholders of the Corporation and meetings of the Board of Directors in the absence of the Chairman of the Board, until the Board of Directors otherwise provides. Executive Vice Presidents and Vice Presidents shall perform such other duties and have such other powers, responsibilities and authority as the Board of Directors may from time to time prescribe.

Section 4.10   Secretary and Assistant Secretaries.

     (a) The Secretary shall attend all meetings of the Board of Directors and, except as otherwise provided for in Section 2.5 of these Bylaws, all meetings of the stockholders. The Secretary shall prepare minutes of all proceedings at such meetings and shall preserve them in a minute book of the Corporation. The Secretary shall perform similar duties for each standing or temporary committee when requested by the Board of Directors or such committee.

      (b) The Secretary shall see that all books, records, lists and information, or duplicates, required to be maintained at the registered or other office of the Corporation in the State of Missouri, or elsewhere, are so maintained.

      (c) The Secretary shall keep in safe custody the seal of the Corporation, and shall have authority to affix the seal of the Corporation to any instrument requiring a corporate seal and, when so affixed, the Secretary may attest the seal by the Secretary's signature.

      (d) The Secretary shall have the general duties, powers, responsibilities and authority of a secretary of a corporation and shall perform such other duties and have such other powers, responsibilities and authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors or the chief executive officer of the Corporation, under whose direct supervision the secretary shall be.

     (e) In the absence or disability of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary may perform the duties and exercise the powers of the Secretary until the Board of Directors otherwise provides. Assistant Secretaries shall perform such other duties and have such other powers, responsibilities and authority as the Board of Directors may from time to time prescribe.

Section 4.11   Treasurer and Assistant Treasurers.

      (a) The Treasurer shall have responsibility for the safekeeping of the funds and securities of the Corporation, shall keep or cause to be kept full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall keep or cause to be kept all other books of account and accounting records of the Corporation. The Treasurer shall deposit or cause to be deposited all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or by any officer of the Corporation to whom such authority has been granted by the Board of Directors.

       (b) The Treasurer shall disburse, or permit to be disbursed, the funds of the Corporation as may be ordered, or authorized generally, by the Board of Directors, and shall render to the chief executive officer of the Corporation and the directors, whenever they may require, an account of all transactions as treasurer and of those under the Treasurer's jurisdiction, and of the financial condition of the Corporation.

      (c) The Treasurer shall have the general duties, powers, responsibilities and authority of a treasurer of a corporation and shall, unless otherwise provided by the Board of Directors, be the chief financial and accounting officer of the Corporation. The Treasurer shall perform such other duties and shall have such other powers, responsibilities and authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors.

      (d) If required by the Board of Directors, the Treasurer shall give the Corporation a bond in a sum and with one or more sureties satisfactory to the Board of Directors for the faithful performance of the duties of the Treasurer's office and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer's possession or under the Treasurer's control which belong to the Corporation.

     (e) In the absence or disability of the Treasurer or in the event of the Treasurer's inability or refusal to act, any
Assistant Treasurer may perform the duties and exercise the powers of the Treasurer until the Board of Directors otherwise provides. Assistant Treasurers shall perform such other duties and have such other powers, responsibilities and authority as the Board of Directors may from time to time prescribe.

Section 4.12 Duties of Officers May Be Delegated. If any officer of the Corporation is absent or unable to act, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, some or all of the functions, duties, powers, responsibilities and authority of any officer to any other officer, or to any other agent or employee of the Corporation or other responsible person, provided a majority of the whole Board of Directors concurs.

                   ARTICLE V - INDEMNIFICATION

Section 5.1 Indemnification of Directors and Officers. The Corporation shall be required, to the maximum extent permitted by the DGCL and the Certificate of Incorporation, to indemnify each of its directors and officers and any director or officer who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise.

Section 5.2 Indemnification of Other Agents. The Corporation may, in its absolute discretion, up to the maximum extent permitted by the DGCL and the Certificate of Incorporation, indemnify each person who is not required to be indemnified under
Section 5.1 against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise.

Section 5.3 Indemnification of Fiduciaries. The Corporation shall indemnify any director, officer, employee, or other agent of the Corporation against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a trustee, investment manager, or other fiduciary under any employee benefit plan of the Corporation. The provisions of this Section 5.3 shall be deemed to constitute a contract between the Corporation and any such indemnified person, or for the benefit of any such indemnified person.

Section 5.4 Advances of Expenses. To the extent permitted by the DGCL and the Certificate of Incorporation, expenses incurred in defending any proceeding in the case described in Section 5.1 of these Bylaws shall be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of any undertaking by or on behalf of such person to repay such amount if it shall be determined ultimately that he or she is not entitled to be indemnified by the Corporation.

Section 5.5 Non-Exclusivity. The indemnification and the advancement of expenses provided by this Article V shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, the Certificate of Incorporation, these Bylaws or any agreement, vote of stockholders or disinterested directors, policy of insurance or otherwise, both as to action in their official capacity and as to action in another capacity while holding their respective offices, and shall not limit in any way any right which the Corporation may have to provide additional indemnification with respect to the same or different persons or classes of persons. The indemnification and advancement of expenses provided by this Article V shall continue as to a person who has ceased to serve in a capacity that entitles such person to indemnity under this Article V (an "Indemnifiable Capacity") and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5.6 Insurance. Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was serving in an Indemnifiable Capacity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article V. Notwithstanding anything in this Article V to the contrary: (i) the Corporation shall not be obligated to indemnify any person serving in an Indemnifiable Capacity for any amounts which have been paid directly to such person by any insurance maintained by the Corporation; and (ii) any indemnification provided pursuant to this Article V (A) shall not be used as a source of contribution to, or as a substitute for, or as a basis for recoupment of any payments pursuant to, any indemnification obligation or insurance coverage which is available from any Other Enterprise, and
(B) shall become operative, and payments shall be required to be made thereunder, only in the event and to the extent that the amounts in question have not been fully paid by any indemnification obligation or insurance coverage which is available from any Other Enterprise.

Section 5.7 Vesting of Rights. The rights granted or created hereby shall be vested in each person entitled to indemnification hereunder as a bargained-for contractual condition of such person's serving or having served in an Indemnifiable Capacity and, while this Article V may be amended or repealed, no such amendment or repeal shall release, terminate or adversely affect the rights of such person under this Article V with respect to any act taken or the failure to take any act by such person prior to such amendment or repeal or with respect to any action, suit or proceeding with respect to such act or failure to act filed after such amendment or repeal.

Section 5.8 Severability. If any provision of this Article V or the application of any such provision to any person or circumstance is held invalid, illegal or unenforceable for any reason whatsoever, the remaining provisions of this Article V and the application of such provision to other persons or circumstances shall not be affected thereby and, to the fullest extent possible, the court finding such provision invalid, illegal or unenforceable shall modify and construe the provision so as to render it valid and enforceable as against all persons or entities and to give the maximum possible protection to persons subject to indemnification hereby within the bounds of validity, legality and enforceability. Without limiting the generality of the foregoing, if any person who is or was serving in an Indemnifiable Capacity is entitled under any provision of this Article V to indemnification by the Corporation for some or a portion of the judgments, amounts paid in settlement, attorneys' fees, ERISA excise taxes or penalties, fines or other expenses actually and reasonably incurred by any such person in connection with any threatened, pending or completed action, suit or proceeding (including, without limitation, the investigation, defense, settlement or appeal of such action, suit or proceeding), whether civil, criminal, administrative, investigative or appellate, but not, however, for all of the total amount thereof, the Corporation shall nevertheless indemnify such person for the portion thereof to which such person is entitled.

                       ARTICLE VI - STOCK

Section 6.1 Payment for Shares of Stock. The Corporation shall not issue shares of stock of the Corporation except for money paid, labor done or property actually received or in consideration of valid bona fide antecedent debts. No note or obligation given by any stockholder, whether secured by deed of trust, mortgage or otherwise, shall be considered as payment of any part or any share or shares, and no loan of money for the purpose of such payment shall be made by the Corporation.

Section 6.2 Certificates Representing Shares of Stock. The certificates representing shares of stock of the Corporation shall be issued in numerical order and shall be in such form as may be prescribed by the Board of Directors in conformity with the Certificate of Incorporation, the DGCL or other applicable law. The issuance of shares shall be entered in the stock books of the Corporation as they are issued. Such entries shall show the name and address of the person, firm, partnership, corporation or association to whom each certificate is issued. Each certificate shall have printed, typed or written thereon the name or the person, firm, partnership, corporation or association to whom it is issued and the number of shares represented thereby. It shall be signed by the President, an Executive Vice President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer of the Corporation, and sealed with the seal of the Corporation. Any or all signatures on such certificate may be facsimiles and the seal may be facsimile, engraved or printed. In case any such officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 6.3 Transfers of Shares - Transfer Agent - Registrar. Transfers of shares of stock shall be made on the stock record or transfer books of the Corporation only by the person named in the stock certificate, or by such stockholder's attorney lawfully constituted in writing, and upon surrender of the certificate therefor. The stock record book and other transfer records shall be in the possession of the Secretary or of a transfer agent for the Corporation. The Corporation, by resolution of the Board of Directors, may from time to time appoint a transfer agent and, if desired, a registrar, under such arrangements and upon such terms and conditions as the Board of Directors deems advisable, but until and unless the Board of Directors appoints some other person, firm or corporation as its transfer agent (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the Secretary of the Corporation shall be the transfer agent of the Corporation without the necessity of any formal action of the Board of Directors, and the Secretary, or any person designated by the Secretary, shall perform all of the duties of such transfer agent.

Section 6.4 Closing of Transfer Books. The Board of Directors shall have power to close the stock transfer books of the Corporation for a period not exceeding sixty (60) days preceding the date of any meeting of the stockholders, or the date of payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect; provided, however, that in lieu of closing the stock transfer books, the Board of Directors may fix in advance a date, not exceeding sixty (60) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or entitled to any such allotment of rights, or entitled to exercise the rights in respect of any such change, conversion or exchange of shares. In such case only the stockholders who are stockholders of record on the date of closing of the transfer books or on the record date so fixed shall be entitled to notice of, and to vote at, such meeting, and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after such date of closing of the transfer books or such record date fixed as aforesaid.

Section 6.5 Lost or Destroyed Certificates. In case of the loss or destruction of any certificate for shares of stock of the Corporation, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory bond of indemnity to the Corporation and the transfer agent and registrar, if any, in such sum as the Board of Directors may provide; provided, however, that a new certificate may be issued without requiring a bond when in the judgment of the Board of Directors it is proper to do so.

Section 6.6 Regulations. The Board of Directors shall have power and authority to make all such rules and regulations as it may deem expedient concerning the issue, transfer, conversion and registration of certificates for shares of stock of the Corporation, not inconsistent with the DGCL and other applicable law, the Certificate of Incorporation or these Bylaws.

                 ARTICLE VII - CORPORATE FINANCE

Section 7.1 Fixing of Capital - Transfers of Surplus. Except as may be specifically otherwise provided in the Certificate of Incorporation, the Board of Directors is expressly empowered to exercise all authority conferred upon it or the Corporation by any law or statute, and in conformity therewith, relative to:
(a) determining what part of the consideration received for shares of the Corporation shall be stated capital; (b) increasing or decreasing stated capital; (c) transferring surplus to stated capital; (d) transferring stated capital to surplus;
(e) determining the consideration to be received by the Corporation for its shares; and (f) determining all similar or related matters; provided, however, that any concurrent action or consent by or of the Corporation and its stockholders, required to be taken or given pursuant to the DGCL and other applicable law, shall be duly taken or given in connection therewith.

Section 7.2    Dividend.

     (a) Dividends on the outstanding shares of the Corporation, subject to the provisions of the Certificate of Incorporation and the DGCL and other applicable law, may be declared by the Board of Directors at any meeting. Dividends may be paid in cash, property or shares of the Corporation's stock.

      (b) Liquidating dividends or dividends representing a distribution of paid-in surplus or a return of capital shall be made only when and in the manner permitted by law.

      (c) A member of the Board of Directors shall be fully protected in relying in good faith upon the books of account of the Corporation or statements prepared by any of the Corporation's officials as to the value and amount of the assets, liabilities and earnings of the Corporation, or any facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

Section 7.3    Creation of Reserves.  Before the payment  of  any
dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time deems proper as a reserve fund or funds to meet contingencies or for equalizing dividends, repairing or maintaining any property of the Corporation or any other purpose deemed by the Board of Directors to be conducive to the interests of the Corporation, and the Board of Directors may abolish any such reserve in the manner in which it was created.

                ARTICLE VIII - GENERAL PROVISIONS

Section 8.1 Fiscal Year. The Board of Directors shall have power to fix and from time to time change the fiscal year of the Corporation. In the absence of action by the Board of Directors, the fiscal year of the Corporation shall end each year on the date which the Corporation treated as the close of its first fiscal year, until such time, if any, as the fiscal year shall be changed by the Board of Directors.

Section 8.2 Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation and the words:
"Corporate Seal - Delaware." The corporate seal may be used by causing it, or a facsimile thereof, to be impressed or affixed or in any manner reproduced. As provided in Section 4.10(c) of these Bylaws, the Secretary of the Corporation shall have the authority to affix and attest the corporate seal. The Board of Directors may give general authority to any other officer of the Corporation to affix the corporate seal and, when so affixed, to attest the seal by such officer's signature.

Section 8.3 Depositories. The moneys of the Corporation shall be deposited in the name of the Corporation in such bank or banks or other depositories as the Board of Directors shall designate, and shall be drawn out only by check or draft signed by persons designated by resolution adopted by the Board of Directors. Notwithstanding the foregoing, the Board of Directors may by resolution authorize an officer or officers of the Corporation to designate any bank or banks or other depositories in which moneys of the Corporation may be deposited, and to designate the persons who may sign checks or drafts on any particular account or accounts of the Corporation, whether created by direct designation of the Board of Directors or by an authorized officer or officers as aforesaid.

Section 8.4    Amendments of the Bylaws.

      (a) The Board of Directors shall have the power to amend these Bylaws by the vote of a majority of the directors present at a meeting at which a quorum is then present except that any amendment to Sections 2.3, 2.8(b), 2.11, 2.13, 3.3, 3.5, 8.4 or
8.5 or Article V of these Bylaws shall require the approval of an Independent Board Majority.

      (b) The holders of the Corporation's capital stock shall not have the power to amend or replace these Bylaws in whole or in part unless such amendment or replacement shall be approved by the holders of at least seventy-five percent (75%) of the issued and outstanding shares of Common Stock of the Corporation.

Section 8.5 Inconsistent Provisions. The Board of Directors shall have the authority to interpret these Bylaws and to resolve any question or issue which may arise under these Bylaws. Whenever possible, each provision of these Bylaws shall be interpreted in such manner as to be valid and enforceable under applicable law and the provision of the Certificate of Incorporation, but if any provision of these Bylaws shall be held to be prohibited by or unenforceable under or to be in irreconcilable conflict with applicable law or the Certificate of Incorporation, (i) such provision shall be applied to accomplish the objectives of the provision as originally written to the fullest extent permitted by law, and (ii) all other provisions of these Bylaws shall remain in full force and effect.